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03050464

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Den Danske Bank AG

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1263 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/7/02



Annual Report 2002

Danske Bank

The Bank's annual general meeting will be held
at 2.00pm on Tuesday, March 25, 2003, at the
Tivoli Concert Hall, Tietgensgade 20, Copenhagen, Denmark.

CONTENTS

BOARD OF DIRECTORS

* Elected by the Bank's staff

** Appointed by the Minister of Economic Affairs until December 31, 2002. Recommended for election to the Board at the next annual general meeting.

EXECUTIVE BOARD

Peter Straarup / Chairman of the Executive Board
Jakob Brogaard / Deputy Chairman of the Executive Board

EXECUTIVE COMMITTEE

Peter Straarup / Chairman
Jakob Brogaard
Jørgen Klejnstrup
Sven Lystbæk
Henrik Normann
Jesper Ovesen

Associate Members of the Executive Committee

Jeppe Christiansen
Angus MacLennan
Hans E. Mørk



Danske Bank Group

The Danske Bank Group is the largest financial services organisation in Denmark. It consists of Danske Bank, BG Bank, Realkredit Danmark, Danica Pension and other units in Denmark and abroad, including Östgöta Enskilda Bank in Sweden and Fokus Bank in Norway. The Group offers its customers banking services, as well as insurance, mortgage finance, investment management, real estate and leasing services.

The Group serves more than three million retail customers and a significant share of the corporate and institutional markets in the Nordic region. It also has a large number of corporate clients in other regions, primarily northern Europe. Its online services are used by 850,000 customers.

The Danske Bank Group's staff numbers almost 18,000 people. Irrespective of the unit they work in, the employees perform their duties on the basis of a shared set of values - the Group's five core values:

- Integrity - in business conduct and in dealings with the community at large
- Accessibility - electronic and physical - in business and communications
- Value creation - for shareholders, customers and employees
- Expertise - through high standards of quality and professionalism
- Commitment - to customers' financial affairs

In a diversified enterprise such as Danske Bank, the core values generate a common identity and ensure that customers cooperate with a well-defined business partner. The core values are signposts that guide staff members in their daily work and they are at the heart of value-based business operations and management.

To create value for shareholders, the Group pursues the following three financial goals:

- Competitive return
- Core (tier 1) capital ratio of about 6.5%
- Payout ratio of about 40%

Danske Bank Group financial highlights

CORE EARNINGS AND NET PROFIT FOR THE YEAR (DKr m)	2002	2001	2000*	1999	1998
Net interest income from banking activities, etc.	15,658	16,565	15,364	7,474	6,596
Fee and commission income, net	6,112	6,240	6,539	3,813	3,017
Trading income ***	2,698	3,108	2,417	2,026	1,648
Other core income	1,278	1,171	1,135	533	479
Core insurance earnings	1,319	1,223	938	975	920
Total core income	27,065	28,307	26,393	14,821	12,660
Operating expenses and depreciation	15,489	16,275	16,148	9,215	7,750
Core earnings before provisions	11,576	12,032	10,245	5,606	4,910
Provisions for bad and doubtful debts	1,420	1,752	1,100	447	406
Core earnings	10,156	10,280	9,145	5,159	4,504
Profit on sale of subsidiaries	-	240	83	703	-
Earnings from investment portfolios	1,008	870	2,461	459	738
Merger costs	-	-	2,721	-	-
Adjustment of accounting policies and estimates	-	-	265	-	-
Profit before tax	11,164	11,390	8,703	6,321	5,242
Tax	2,922	2,677	2,399	1,293	1,292
Net profit for the year	8,242	8,713	6,304	5,028	3,950
Attributable to minority interests	-	-	57	43	-1

BALANCE SHEET HIGHLIGHTS AT DECEMBER 31 (DKr bn)	2002	2001	2000*	1999	1998
Bank loans and advances	479	476	444	308	241
Mortgage loans	469	448	420	73	62
Bonds and shares	433	356	259	147	140
Due to credit institutions and central banks	320	241	213	158	140
Deposits	428	400	367	266	214
Issued bonds	700	673	563	150	108
Subordinated debt	31	32	30	21	17
Shareholders' equity	60	57	51	30	30
Total assets	1,752	1,539	1,363	701	593

RATIOS AND KEY FIGURES	2002	2001	2000*	1999	1998
Net profit for the year per share**, DKr	11.5	11.9	8.2	9.4	7.5
Net profit for the year as % of average shareholders' equity**	14.0	16.0	11.5	16.4	13.7
Core earnings as % of average shareholders' equity	17.2	18.9	16.8	17.0	15.6
Cost/core income ratio, %	57.2	57.5	61.2	62.2	61.2
Solvency ratio, %	10.5	10.3	9.6	11.0	10.4
Core (tier 1) capital ratio, %	7.6	7.3	6.8	7.4	7.7
Dividend per share, DKr	4.75	4.75	4.40	2.50	1.80
Share price at December 31, DKr	117.4	135.1	141.8	80.9	85.7
Book value per share, DKr	84.8	78.0	70.5	57.5	57.3
Number of full-time employees at December 31:					
Danske Bank and consolidated subsidiaries	16,969	17,564	18,930	12,397	11,691
Non-consolidated subsidiaries (insurance companies)	848	957	976	1,128	1,451

*) Pro forma. For the year 2000, the Danske Bank and RealDanmark groups have been consolidated on a pro forma basis. The core earnings of RealDanmark have been adjusted on an estimated basis to the core earnings model so far used by Danske Bank.

**) Key figures for 2000 are exclusive of merger costs. At the merger "Net profit for the year per share, DKr" was 11.0 and "Net profit for the year as % of average shareholders' equity" was 15.4.

***) Inclusive of net interest income, fees, commissions and securities and foreign exchange income.

Management's report

Danske Bank had a good year in 2002 despite turbulent market conditions. The net profit for the year confirmed the stable foundation of the Group's business, and the continued focus on optimising customer services, product quality and administrative routines further strengthened the competitiveness of the Group.

The return on shareholders' equity was 14.0%, which the Group considers satisfactory in view of market conditions.

The Group maintained its core earnings at roughly the level recorded in 2001 as a result of the sound development in banking activities in Denmark and abroad. The results from business areas which are very sensitive to stock market trends were insufficient in comparison with the earnings level of previous years.

In 2002, the integration of Danske Bank and RealDanmark was completed. Nearly all of the goals for cost reduction and other targets set in 2000 for completion by the end of 2003 were achieved in the course of 2002.

In a year in which the credit ratings of many companies were lowered, the Danske Bank Group was able to maintain its good ratings, including the Aaa rating of bonds issued by Realkredit Danmark. Standard & Poor's awarded Danica Pension its A+ rating, reflecting the company's strong financial position.

The year 2002 also saw the end of the Hafnia lawsuit, which concerned the role of the Bank as lead manager in the Hafnia Holding A/S issue syndicate in 1992. In June, the Danish Supreme Court overturned the judgment passed by the Copenhagen Maritime and Commercial Court in September 1999, and therefore the Bank was not held liable for compensation in the actions brought against it in 1996.

For shareholders, an investment in Danske Bank's shares yielded a negative return of 8.9%, which of course is unsatisfactory. Relative to the average return on an investment in a peer group of European banks, however, the return on Danske Bank's shares was competitive. Over a five-year period, the average annual return on an investment in the Bank's shares was 7.8%.

The Board of Directors is proposing that the annual general meeting approve a dividend similar to the dividend approved for 2001 of DKr4.75 per Danske Bank share, or a total of DKr3,477m. This amount equals 42% of the net profit for the year, which is in line with the Group's aim to maintain its payout ratio at around 40%.

In response to the modest activity in a number of markets, the Group reconsidered its resource allocation and organisational structure. An adjustment of the Group's organisation downsized investment banking activities and integrated them into Danske Markets. The restructuring resulted in a one-off charge against earnings in 2002. Furthermore, cost saving measures were introduced in a number of other areas to adjust operations to the changed market conditions.

The cost/core income ratio fell to a level which confirms Danske Bank's position as an efficient banking organisation from both a Nordic and a broader European perspective. The Group aims to cut its cost/core income ratio further within a shorter span of years.

The strong market position, focus on risk management, and ambitious targets for cost-effectiveness continue to support the Group's competitive strength on its home markets in northern Europe.

Results

The Danske Bank Group realised a net profit of DKr8,242m for 2002, against DKr8,713m for 2001. The pre-tax profit was DKr11,164m compared with DKr11,390m the year before.

Core earnings remained largely unchanged from 2001.

Core income fell by 4% to DKr27,065m.

The significant fall in Danish money market rates and modest activity in the Group's principal markets continued to have an adverse effect on net interest income.

Fee and commission income decreased by 2% to DKr6,112m. This was a modest fall, however, considering the low turnover in the capital markets.

The Group could not maintain trading income at the high level recorded in 2001.

Profits from the sale of property and reversal of reserves for lawsuits increased other core income in 2002.

Core insurance earnings increased by DKr96m to DKr1,319m.

Expenses fell by DKr786m to DKr15,489m - a decline of 5%. The cost/core income ratio fell from 57.5% in 2001 to 57.2% in 2002. Excluding costs of DKr350m incurred in connection with the restructuring of investment banking activities in the fourth quarter, the cost/core income ratio stood at 55.9% and thus almost matched expectations, despite lower income.

The charge for bad and doubtful debts declined by DKr332m to DKr1,420m. Despite economic stagnation, the charge remained low at 0.14% of total loans and guarantees.

At the beginning of 2002, the Group expected core earnings to increase, although at a lower rate than the 12% recorded in 2001. Because of receding interest income, low activity in the capital markets and restructuring costs, core earnings showed a modest fall of 1% to DKr10,156m. The Group toned down its expectations during the year, and the result matched the expectations announced in the nine-month report and the stock exchange announcement "Organisational adjustments at Danske Bank" published in November 2002.

Earnings from investment portfolios were DKr1,008m, against DKr870m in 2001. Investment portfolios in the banking business generated earnings of DKr1,817m. Danica Pension recorded a loss of DKr809m on its investment portfolios, primarily as a result of an inadequate return on investments, making it necessary to postpone the booking of life insurance risk allowance to a later year.

The Group's tax charge for 2002, including tax on loan loss reserves, is calculated to be DKr2,922m, corresponding to a tax rate of 26%.

The increase in the tax charge is attributable primarily to the exceptionally low tax expense in 2001 as a result of a tax credit of DKr700m in connection with prior-year losses incurred by Fokus Bank.

Despite the buyback of own shares, the Group's core (tier 1) capital ratio increased in 2002. This contributed to a fall in the return on equity from 16.0% in 2001 to 14.0% in 2002.

Balance sheet, solvency and equity

The total assets of the consolidated Group were DKr1,752bn at the end of 2002, against DKr1,539bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr177bn, against DKr172bn in 2001.

Bank loans and advances stood at DKr479bn at the end of 2002. The loans and advances extended by the Group's Danish banking operation declined by close to DKr6bn, while loans and advances from the other Nordic units increased by DKr13bn, of which DKr5bn was attributable to exchange rate movements. Repo loans and advances to foreign financial institutions increased by DKr12bn. Loans and advances extended in the UK and the USA declined by DKr16bn, of which DKr7bn was attributable to exchange rate movements. Mortgage lending increased by DKr21bn to DKr469bn.

Deposits stood at DKr428bn at the end of 2002, up DKr28bn on year-end 2001. This increase was driven primarily by deposits from large corporate and institutional clients in Denmark and Norway.

The Group's securities portfolio increased by DKr77bn to DKr433bn. The rise was attributable to a growth in holdings of money-market securities issued by the Danish government and Danish mortgage bonds.

Shareholders' equity was DKr60bn at the end of 2002. The developments in Group equity, other than retained profits for the year, reflect a positive one-off adjustment of DKr1.4bn to Danica Pension's equity in connection with a shift to a new consolidation policy for insurance companies and the share buyback in the second quarter of 2002, which reduced Group equity by DKr3.0bn.

The share buyback took place in the period from May 13 to June 17, when 20,324,151 shares were repurchased at an average price of DKr147.61. A proposal to cancel the shares will be presented at the upcoming annual general meeting.

The solvency ratio at the end of 2002 stood at 10.5%, of which 7.6 percentage points is Group core (tier 1) capital. The share buyback alone reduced the core (tier 1) capital ratio by 0.4 of a percentage point.

Although the Bank repurchased own shares in 2002, its core (tier 1) capital ratio was higher at the beginning of 2003 than the long-term target of 6.5%. During the first six months of 2003, Danske Bank will repurchase own shares of a total market value of DKr2.0bn, which is a modest amount, considering the core (tier 1) capital ratio target. The reason for this cautious approach is, among other things, the uncertainty about the economic conditions. During 2003, the Board of Directors will consider whether to repurchase additional shares, which may contribute to a relatively low volatility in the Danske Bank share price.

CAPITAL AND SOLVENCY (DKr m)	2002	2001
Core capital, less statutory deductions	58,654	55,177
Supplementary capital, less statutory deductions	22,646	23,282
Total capital base, less statutory deductions	81,300	78,459
Total weighted items	774,150	759,658
Solvency ratio, %	10.5	10.3
Core (tier 1) capital ratio, %	7.6	7.3

Supplementary capital amounted to DKr31bn at the end of 2002. As part of the Bank's ongoing refunding, Danske Bank raised a nominal amount of €400m in March by the issue of 13-year notes, which may be called after 10 years. In November, the Bank raised a nominal amount of €500m by the issue of 10-year notes, which may be called after 7 years. In May, the Bank repaid notes of a nominal value of £100m; in July, notes of a nominal value of $100m, and in October, notes of nominal values of DKr506m and $150m.

Outlook for 2003

The world economy is expected to remain sluggish in 2003 and interest rates will probably stay low. There is still considerable uncertainty about the timing and strength of the economic recovery on the Group's principal markets in northern Europe.

The Group expects net interest income to stagnate, since margins will be affected by the low interest rates. Moreover, lending activity may be dampened by the cautious investment strategy of many customers.

Fee and commission earnings are expected to edge up in 2003, but much will depend on trends in the financial markets and customer activity.

Core insurance earnings should improve in 2003, although this will depend on market conditions.

Against this background, total core income should be at roughly the same level as in 2002, but the sluggish European economies and lower interest rates may put downward pressure on core income.

The Group foresees a decline in costs in 2003, in part because some of the cost savings achieved in 2002 will not have their full effect until the 2003 accounting year. Moreover, the Group incurred one-off expenses in 2002.

Provisioning levels will be influenced by overall economic conditions. The Group believes that the quality of its loan portfolio is satisfactory, the current economic stagnation notwithstanding. Therefore, the ratio of provisions to total loans and guarantees is expected to remain low.

Given the subdued activity in the capital markets, the likelihood of continued low interest rates, and the risk that the European economies will remain sluggish, the Group expects core earnings in 2003 to be at roughly the same level as in 2002.

As in previous years, earnings from investment portfolios in the banking and insurance businesses will depend on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to be 29% of pre-tax profit.

New accounting provisions that take effect in 2003 require the Group to state unlisted securities at their fair value and capitalise leasehold improvements. The new provisions are expected to increase shareholders' equity at the beginning of 2003 by close to DKr250m, but they are not likely to have a material effect on the result for 2003.

"Our most important job is to free up resources in the branch network so that the staff there can concentrate on sales and advising. Gathering the administrative duties in one department has given us the best opportunity to exploit the synergy effects of the merger."

Søren Hellmann, Senior Processing Officer, Credit Service
Credit Service manages the production and follow-up processing of credit and collateral documents, among other things.



Merger

The merger of Danske Bank and RealDanmark was announced in October 2000 with legal effect from the beginning of 2001. The integration was completed in 2002.

The aim of this merger was to increase the aggregate value of the companies by establishing a financial group with a substantial and balanced financial foundation and with the scope for enhancing operational and capital efficiency.

The enlarged Group set itself a number of cost-reduction targets that were to be met by the end of 2003. The merger activities were completed ahead of schedule. Already at the end of 2002, nearly all cost targets were met.

The annual cost savings of DKr2.2bn which had been scheduled for the end of 2003 were thus achieved one year early. In addition, the total annual cost savings of DKr0.7bn planned in Danske Bank and RealDanmark before the merger were also realised by the end of 2002.

The reduction in staff has contributed noticeably to the positive trend in costs. Since the autumn of 2000, the total staff - adjusted for the expansion at foreign units and the employment of trainees - has been cut by 2,700. Moreover, Danske Bank has reached agreements with another 500 employees that they will leave at a later date.

Amalgamations of 136 Danish branches in the same period also contributed significantly to the reduction in costs. The concentration of the Group's bank-related IT activities on a joint platform generated considerable savings. Businesses and activities deemed non-core to the Group were disposed of or closed down during 2002.

In connection with the merger, Danske Bank made a commitment to the Danish Competition Board to reduce its ownership share of the Copenhagen Stock Exchange and the VP Securities Services to 15% of the capital and voting rights. This reduction was completed in 2002. The commitment also obligated the Group to reduce its holding of the capital and voting rights of the PBS Group (Danish Payment Systems) to 25.9%. In 2002, Danske Bank entered into an agreement in principle with Danmarks Nationalbank on the sale of selected shareholdings in the PBS Group that will reduce Danske Bank's holding in the course of 2003. After this agreement, only the Bank's ownership share in PBS-based international credit card activities needs to be reduced.

Even though the target of annual cost savings of DKr2.9bn has been met, the Group maintains its ambition to continue to enhance efficiency, not only in IT activities but also throughout its operations.

The successful integration has given the Danske Bank Group a strong market position. This is true especially in Denmark, where the Group operates two banking brands whose different profiles secure a wide customer appeal. The Group encompasses Denmark's largest suppliers of mortgage finance and life and pension products, and it has established a sound foundation for continuing the profitable expansion of its business operations in Norway and Sweden.

Organisation and management

The management of the Danske Bank Group is based on Danish legislation and management practice.

The Board of Directors appoints the Executive Board, which manages the day-to-day affairs of Danske Bank, and it approves the Group's strategies and discusses issues of significance or principle with the Executive Board. Moreover, the Board of Directors sets out a framework for overall risk exposure, determines the basis for controls and oversees that they are observed.

The Board of Directors has established its own Rules of Procedure that lay down guidelines for the Board's work and specify the duties of the Chairman and the Vice Chairmen. The Rules, which the Directors review every year, are drawn up in accordance with statutory provisions and the regulations of the Danish Financial Supervisory Authority.

The Board of Directors has appointed a Group Chief Auditor and has, in addition to the Rules of Procedure, approved specifications for the Group's internal audit function. The Board has also verified the existence of an audit agreement between the Group's internal and external auditors. The functional specifications and the audit agreement set out detailed guidelines for the Board's collaboration with the auditors regarding the financial control of the Group, including risk management control, and for the division of duties between the internal and external auditors.

Moreover, the Rules of Procedure address the powers of the Executive Board and the relations between the Board of Directors and the Executive Board, including the Executive Board's duty to submit certain matters to the Board of Directors for approval. This includes loan applications of a certain size and matters of an exceptional nature or of material importance. Additionally, the Rules of Procedure require the Executive Board to report, on an ongoing basis, to the Board of Directors on significant matters, including developments in assets, liabilities and operating profit, as well as the credit, market and liquidity risk positions in relation to the policies and limits laid down by the Board of Directors.

The Board of Directors has also approved the establishment of an Executive Committee, which constitutes the day-to-day executive management. The Executive Committee is headed by the Chairman of the Executive Board. The objective of the Executive Committee, which is a coordinating forum that works alongside the other steering groups and committees, is to take an overall view of activities across the Group, focusing on the collaboration between support functions and product suppliers on the one hand and the individual country organisations on the other.

The division of duties within the Executive Board and the Executive Committee is also approved by the Board of Directors.

Board meetings are held once or twice a month according to a schedule prepared for each calendar year. Once or twice a year, the Directors hold longer meetings to discuss Group strategy.

The Board of Directors has set up a number of committees to monitor specific areas or prepare matters to be discussed by the entire Board of Directors. One such committee is the Credit Committee, whose members review major exposures before they are submitted to the Board. Another committee is the Audit Committee. It deals with matters concerning accounting, auditing and security which the Board of Directors, the Committee itself, the Group Chief Auditor or the external auditors believe should be examined closely before they are submitted to the Board of Directors. The activities of the Audit Committee include meetings with the internal and external auditors without the participation of day-to-day management.

Owing to the scope and complexity of its mortgage finance and life and pension activities, the Group has set up two committees that monitor general developments at its subsidiaries Realkredit Danmark and Danica Pension. The Board of Directors has also set up a committee to monitor the Group's salary and bonus systems. The committees report to the entire Board of Directors on a regular basis. The formation of the committees implies no change in the powers or responsibilities of the Board of Directors or the Executive Board, nor in the legal powers or responsibilities of other Group companies.

The Advisory Board advises the Board of Directors, but cannot make any binding decisions. The Advisory Board helps Danske Bank to forge links with its customers and establish business, cultural, political and social relations with Danish society at large. The Advisory Board consists of at least 24 and not more than 50 members. They usually meet twice a year upon the release of the annual and half-year reports.

Composition of the Board of Directors

The Directors represent a broad range of business knowledge and experience. It is the Board's ambition to ensure that its composition always reflects the competencies and professional experience needed to match the complexity of Danske Bank's activities. On their appointment to the Board, new Directors are given an introduction to the Bank and the work of the Board. They are also offered relevant supplementary briefings.

After the merger between Danske Bank and RealDanmark, the Bank's Board of Directors expanded to 24 Directors. The merger agreement included the objective of reducing the number of Directors within a few years. The number of Directors has so far been reduced to 21. The Board now consists of 14 Directors elected by the annual general meeting and seven elected by the employees.

The legislation providing for public representatives on the boards of directors of financial undertakings in Denmark was abolished with effect from January 1, 2003. The Board of Directors proposes that Claus Vastrup, Ph.D. and Professor of Economics, who had been appointed by the Danish Minister of Economic Affairs to serve until the end of 2002, be elected to the Board at the next annual general meeting. The number of Directors elected by the employees is set until the current election period expires in 2006.

At Danske Bank's annual general meeting on March 19, 2002, Sten Scheibye, Chief Executive of Coloplast A/S, and Birgit Aagaard-Svendsen, Executive Vice President and CFO of J. Lauritzen A/S, were re-elected to the Board of Directors. The Board of Directors elected Poul J. Svanholm, General Manager, as Chairman and Jørgen Nue Møller, General Manager, and Alf Duch-Pedersen, Chief Executive of Danisco A/S, as Vice Chairmen.

In March 2002, the employees re-elected the following as their representatives on the Board of Directors of Danske Bank: Peter Michaelsen, Assistant Vice President; Verner Usbeck, Assistant Vice President; and Solveig Ørteby, Bank Clerk. The employees elected the following new Directors to the Board: Tove Abildgaard, Personal Customer Adviser; Helle Brøndum, Bank Clerk; Bolette Holmgaard, Bank Clerk; and Pia Bo Pedersen, Processing Officer. The following employee Directors did not stand for re-election: Jens Elton Andersen, Senior Account Manager; Henning Mikkelsen, Assistant Vice President; and Torben Pedersen, Assistant Vice President. The following employee Directors were not re-elected: Jørgen Andersen, Vice President, and Per Alling Toubro, Manager.

Directors elected by the general meeting of shareholders serve for four-year terms. However, at least two of these Directors, chosen from among those who have served on the Board for the longest period since last being elected, retire every year. The Directors may stand for re-election. The Group has not set any limit on the number of years a Director may hold office. However, Directors must leave the Board not later than the first annual general meeting after they have attained the age of 70.

Directors receive a fixed fee and are not included in the Group's incentive programmes. The fee is DKr250,000 a year at present. The Chairman receives a triple fee and the Vice Chairmen a double fee. Board committee membership is compensated by a fee equal to half the fee for Board membership. No Director may receive a total remuneration of more than twice the Directors' fee. The Chairman and Vice Chairmen, however, may receive up to four times the Directors' fee.

Composition of the Executive Board

On March 19, 2002, the annual general meeting approved an amendment to Danske Bank's articles of association, reducing the minimum number of Executive Board members from four to two.

Kjeld Jørgensen, Deputy Chairman of the Executive Board, retired on July 31, 2002. In connection with the new organisational structure approved in November 2001, Sven Lystbæk left the Executive Board on March 19, 2002, after the annual general meeting had adopted the amendment to the articles of association regarding the number of Executive Board members.

The Executive Board now consists of Peter Straarup, Chairman, and Jakob Brogaard, Deputy Chairman.

External relations

The management's aim is for the Danske Bank Group to establish strong, long-term relations with its customers and the general public. The Group's core values reflect this objective.

With this in mind, the Board of Directors has adopted an information and communications policy and a policy for investor relations activities.

Information and communications policy

The Danske Bank Group strives through its external and internal communications to give a true picture of the Group's performance and activities. The Group considers constructive relations with both print and electronic media to be important for its operations and aims at full transparency within the confines set by legislation and market competition.

The Danske Bank Group strives to keep existing and potential customers, shareholders, employees, political decision-makers and the media up to date on developments in the Group. The goal is to ensure public understanding and acceptance of the Group's decisions through extensive accessibility and targeted communications. Accessibility means, for instance, that executives respond quickly to referrals from the media. The Danske Bank Group's Web sites, advertisements and range of printed publications provide insight into ongoing activities for customers and the general public. Central internal dissemination of information takes place mainly on the Group's intranet. This ensures that all employee groups are continuously kept well informed of Group objectives and activities.

Policy for investor relations activities

Openness and transparency are essential conditions for creating and maintaining good relations with Danske Bank's investors. It is the ambition of the Bank's Investor Relations department to ensure that investors and analysts have correct and adequate information about Danske Bank and that it is given regularly and consistently.

Danske Bank aims to increase the level of information among investors and analysts by being highly proactive and easily accessible for enquiries and by arranging investor and analyst meetings.

In a period of four weeks before planned announcements of financial results, Danske Bank will not make any comments on its general financial results or expectations for the future.

Danske Bank strives to disclose information that might influence its share price to all stakeholders simultaneously and immediately after announcement at the Copenhagen Stock Exchange.

In 2002, the Bank's management participated in a large number of investor and analyst meetings in Denmark and abroad. In addition to these meetings, the Bank's Investor Relations department conducts various activities and maintains ongoing contact with investors and analysts.

Danske Bank's Web site is an important source of information for investors, analysts and other stakeholders. The Bank's announcements of financial results, other stock exchange announcements and quarterly presentations are always immediately available on the Web site.

Important stock exchange announcements in 2002

January 17
Danske Bank 2002 financial calendar

February 21
Danske Bank net profit of DKr8,713m for 2001

March 1
Ordinary general meeting

March 8
Danske Bank issues new supplementary capital in euros

March 15
Staff elect their representatives to the Board of Directors of Danske Bank

May 7
Net profit of DKr1,936m for the first quarter of 2002

May 7
Danske Bank buys back own shares

May 15
Danske Bank sells shares in VP Securities Services to Danmarks Nationalbank

May 21
Danske Bank buys back own shares

June 12
Danske Bank sells shares in Copenhagen Stock Exchange

June 28
Danske Bank wins Hafnia case

July 18
Danske Bank prepays bond loan

August 22
Net profit of DKr4,334m for the first half year of 2002

September 9
Nationwide Global Holdings reaches agreement with Danica Life

October 29
Net profit of DKr6,414m for the first nine months of 2002

October 31
Danske Bank issues new supplementary capital in euros

November 29
Organisational adjustments at Danske Bank

December 12
Danske Bank sells shares in PBS to Danmarks Nationalbank

Danske Bank shares

Danske Bank's overall financial objective is to provide a competitive return to its shareholders.

Shareholder value is created through share price appreciation and dividend payments. Danske Bank continues to focus on maintaining a solid income base, but also safeguards shareholder value by optimising processes, risk management and capital structure. The Group aims to maintain a payout ratio of about 40% and a core (tier 1) capital ratio of about 6.5%.

Danske Bank shares in 2002

At the end of 2002, the price of Danske Bank's shares was DKr117.4, which corresponds to a market value of DKr83.6bn. The share price fell by 12.4% in the course of 2002. By comparison, the MSCI European Banks Index declined 27.2%, while the Danish KFX Index dropped 26.3%.

Danske Bank shares


Trading volume (DKr m)
Price
12,000
10,000
8,000
6,000
4,000
2,000
0
160
140
120
100
80
60
40
20
0
2002
Trading volume (market value)
Price

The average daily trading volume of Danske Bank shares was DKr233m in 2002. With a total trading volume of DKr58bn in 2002, the Danske Bank share was the second most traded share on the Copenhagen Stock Exchange.

The chart shows trends in the price and trading volume of Danske Bank shares.

The Danske Bank share is included in more than 25 Danish and international share indices, such as the KFX Index of the 20 most widely traded shares on the Copenhagen Stock Exchange and the international MSCI European Banks and FTSE Eurotop 100 indices.

Danske Bank achieved a net profit per share of DKr11.5 in 2002. At the end of 2002, the book value per share was DKr84.8, yielding a price/book value ratio of DKr1.4.

DANSKE BANK SHARES	2002	2001
Total market value at year-end, DKr bn	83.6	98.9
Net profit per share, DKr	11.5	11.9
Dividends per share, DKr	4.75	4.75
Book value per share, DKr	84.8	78.0
Share price at December 31/book value per share, DKr	1.4	1.7

Dividend and return to shareholders

In accordance with Danske Bank's dividend target, the Board of Directors is proposing that the annual general meeting approve a dividend of DKr4.75 per share for 2002, or 3.5% of the share price at the beginning of 2002, yielding a total dividend payment of DKr3,477m.

The return on Danske Bank shares was a negative 8.9% in 2002. The return consisted of a decline in price of 12.4% and dividend for the 2001 accounting year of 3.5% of the share price at the beginning of 2002. Over a five-year period, funds invested in Danske Bank shares have yielded an average annual return of 7.8%, albeit with major fluctuations from year to year.

Share capital and share buyback

To optimise its capital structure, Danske Bank repurchased shares at a total market value of DKr3bn in the second quarter of 2002 with a view to cancelling these shares at the next annual general meeting. The share buyback, which was made directly in the market, raised the Group's net profit per share by 2%. The buyback involved 20,324,151 shares at an average price of DKr147.61, reducing the number of outstanding shares from 732,000,000 at the end of 2001 to 711,675,849 at the end of 2002.

DANSKE BANK SHARES	2002	2001
Average number of outstanding shares during the year	719,314,404	732,000,000
Number of outstanding shares at year-end	711,675,849	732,000,000
Number of issued shares at year-end	732,000,000	732,000,000

Danske Bank's shareholders

At the end of 2002, Danske Bank had about 270,000 shareholders. Four shareholder groups had notified Danske Bank that they each held more than 5% of its share capital. According to the Danish Securities Trading Act, shareholders must notify a company if their shareholding exceeds 5% of the company's share capital or if they exceed higher percentages divisible by 5 or fall below previous levels.

A.P. Møller and Chastine Mc-Kinney Møller Foundation, Copenhagen, has notified the Bank that because of the Foundation's new status as an undertaking carrying on business for profit, the Foundation will submit the accounts of the A.P. Møller Group with the Foundation as the parent foundation. These accounts will record an interest in Danske Bank of more than 15%. Fonden Realdania (Foreningen RealDanmark), Copenhagen, has notified Danske Bank that it holds more than 10% of the Bank's shares. Arbejdsmarkedets Tillægspension, Hillerød, has announced an interest of more than 5%. Putnam Investment Management, LLC, and Putnam Advisory Company, LLC, USA, jointly, on behalf of customers, have notified the Bank of a total shareholding in excess of 5%.

Danske Bank estimates that about one third of its share capital is held by foreign investors.

In 2002, information on developments at Danske Bank was disseminated to shareholders at the annual general meeting on March 19, 2002, and at 26 shareholder meetings in various Danish cities that were attended by more than 16,500 shareholders. The shareholders received two issues of the shareholder magazine (available in Danish only).

Invitations to annual general meetings are published in the daily papers. Moreover, information on the financial results and the place and date of annual general meetings and other matters is provided to the Bank's registered shareholders through the shareholder magazine. Danske Bank also encourages major shareholders to attend annual general meetings.

The shareholders who attended the 2002 annual general meeting represented 39.5% of the share capital. The Board of Directors was granted authority to represent a limited number of votes by proxy. In accordance with the Bank's practice, these proxy powers were effective only for that particular general meeting.

Incentive programmes

The Group's equity-based incentive programmes for the management and staff build on value creation within the Group and include share options, rights to purchase conditional shares, and employee shares.

Incentive payments reflect individual performance and depend on the financial results and other measures of value creation.

The share option programme and the conditional share programme were launched in 2001 for an initial period of three years. The employee share programme will also run for a three-year period.

The Board of Directors does not participate in the equity-based incentive programmes.

Share options

This programme covers almost 100 senior managers. The options carry a right to buy Danske Bank shares that can be exercised between 3 and 7 years after they are allotted provided that the holder is still employed at the Group. The strike price of the options is computed as the average price of Danske Bank shares for 20 stock exchange days after the release of the annual report plus 10%.

Options for the accounting year 2001 were allotted in February 2002. The total number of options allotted was 1,388,800, of which the Executive Board members received 147,334. The strike price of the options was fixed at DKr140.84. The number of share options allotted for the 2002 accounting year will be announced at the release of Danske Bank's first-quarter report for 2003.

Rights to purchase conditional shares

A broad group of some 800 senior managers and specialists participate in the conditional share programme. Rights to buy the shares under this programme are allotted as a portion of the annual bonus earned. The shares are held at the employee's risk and become available after three years provided that the employee is still working at the Danske Bank Group.

In the second quarter of 2002, the Group allotted 362,906 purchase rights, of which Executive Board members received 10,021. The market value of about DKr46m had been expensed in the 2001 accounts together with the bonus awards for the year.

For 2002, DKr40m was expensed under "Staff costs and administrative expenses" to provide for rights to purchase conditional shares.

Employee shares

The employee share programme is based on a model whereby the Group allocates 5% of continuous growth in core earnings. Subject to a maximum per annum allocation of DKr100m, shares under the programme are offered to employees at a 50% discount. Given the Group's core earnings of DKr10,280m for 2001, which determined the allocation to the programme in 2002, no funds were expensed for the employee share programme.

Cash bonuses

In addition to the equity-based incentive programmes, the Group pays out cash bonuses.

Human resources

Competent and motivated employees and managers are a precondition for creating products and advisory services of value to the customers.

The Group endeavours to be an attractive workplace with targeted recruiting and retention policies.

Employees represent a wide spectrum of professional backgrounds. In 2002, recruitment efforts concentrated on young trainees, such as bank trainees, financial economists, and graduates of master programmes in economics and IT. The Group welcomed almost 600 new employees in Denmark and 300 at the foreign units.

As part of its efforts to be an attractive place to work, the Group conducted employee satisfaction surveys in a number of business areas. This allowed a comparison of employee satisfaction at individual organisational units with employee satisfaction at other units and the labour market in general. The results confirmed that Danske Bank has loyal and satisfied employees, but that the Group must continue to monitor and nourish a number of areas. The Group will continue to conduct employee satisfaction surveys in 2003.

A common 'labour market' within the Group was realised in the spring when employees endorsed a Group-wide collective wage agreement by a large majority. Uniform salary levels and terms of employment facilitate job rotation and give employees a clear indication of the working conditions of each job and business area.



"Since completing my MBA, I have gained a much greater overview and understanding of the business. And as a bonus, I acquired a network that offers professional dialogue with managers from other industries."

Linda Olsen, Senior Project Manager, Group Technology Development
The Group's training policy includes developing the staff so that they are equipped to meet the challenges posed by today's customers.

Training

Both the management team and employees are offered the opportunity – and are expected – to maintain and develop their professional skills. As in 2001, conversions of various IT systems to the Group platform contributed considerably to the activity in staff learning. In 2002, the upgrading of the customer account system of Östgöta Enskilda Bank to the joint platform was supported by an intensive training programme for all employees in Sweden.

In Denmark, employees spent more than 32,000 days on internal training supplemented by more than 7,000 external training days. Internal training is comprehensive and targeted to meet the requirements of the individual business areas. The Group offers management development modules at various levels and a wide range of supplementary professional training programmes. External training covers professional conferences, theoretical courses, and advanced management training at international business schools.

The widespread use of e-learning supplements traditional courses. Employees can choose from more than 50 types of e-learning modules, which enable them to acquire new knowledge at their own pace, anywhere and anytime they want. In 2002, employees and managers were offered the opportunity to rehearse the staff appraisal interview interactively through e-learning.

Over the year, the Group participated actively in the efforts of the Danish financial sector to develop a new, joint bank training programme. A joint training programme is very important to the Danske Bank Group, which is able to offer its trainees careers in all branches of the financial sector. The Group therefore continues to work on the establishment of a joint, consistent and interesting programme which can attract young talents. The Group is pleased that it was able to attract a considerable share of the first class of financial economists.

Working environment

The Group devotes much attention to working conditions and ensures through its working environment organisation that it meets statutory requirements. In general, the working environment of the Group is good, but it also reflects the busy pace of activity resulting from high efficiency. Furthermore, the risk of bank robberies is a special challenge to the sector. Again in 2002, Danish banks were the target of many robberies. Unfortunately, robberies against the Danske Bank Group accounted for a significant share of total bank robberies, and therefore the Group focused on prevention. One example of the measures taken is the conversion of selected branches to 'non-cash' branches. This concept was well received by both customers and employees.

The Group introduced measures to prevent and reduce absence from work due to illness. Most employees are covered by health care insurance under the collective wage agreement.

Social relations are promoted through a large number of cultural associations and sports clubs for employees sponsored by the Group. In 2002, it sponsored a sports day, an event which offered employees the chance to participate in a variety of games and competitions and to meet their colleagues in an informal way. Also, the Group owns more than 100 holiday homes which are rented out to employees.

Working at the Danske Bank Group provides the opportunity to pursue demanding challenges and a multi-faceted career, as reflected by the high average length of employment of 17 years.

Job rotation and staff reductions

Since the autumn of 2000, the Group has cut the number of employees by 2,700, including 900 in 2002. The Group expects to continue reducing the headcount when adjusting to business trends or implementing new and more efficient systems or procedures.

When discontinuing jobs, the Group seeks to inform those employees whose job functions will cease well in advance. If possible, the Group encourages employees to acquire the skills needed to take up another job within the Group.

If the Group is not able to offer another job, or if the employee does not want a new opportunity, the Group offers a severance package which, in addition to the compensation payable under the Danish Salaried Employees Act and the collective wage agreement, provides supplementary compensation based on age and length of employment. Moreover, employees are offered support in pursuing further education and attaining the skills needed to qualify for another job outside the Group and, in some cases, advice from an external outplacement consultancy firm.

Information technology

Adjustment to changing market conditions is at the heart of the Danske Bank Group's activities. This requires consistent and systematic processes throughout the Group and efficient development of joint products, processes and systems.

Every year, the Group spends a considerable amount on the development and maintenance of a centralised IT platform. Today, this platform forms the core of almost all business activities.

Joint functionality and processes

The Group platform allows Danske Bank to conduct a wide range of business activities in the Nordic markets on the basis of one joint set of systems. This means lower product development costs, as each functionality does not have to be customised specifically to each market.

Another important feature of the Group platform is that it allows the re-use of processes. This creates the consistency and good overview that form an excellent basis for serving customers in all markets and managing the Group and its risks.

Focus on advisory services

In 2001, an ambitious Customer Relationship Management (CRM) project was launched to strengthen advisory services. This project involved the implementation of a number of customer service tools throughout 2002 to be used by the more than 7,000 customer advisers in the branch network and the call centres of Danske Bank, BG Bank, Östgöta Enskilda Bank, Fokus Bank, and the other foreign units. Advisers at Realkredit Danmark will have full access to these tools in 2003.

CRM tools give employees the information they need to service customers. The tools ensure a quicker identification of customers' financial needs, as all relevant signals are automatically channelled to the customer's adviser.

The systematic use of CRM tools by the units of the Group is essential to meet customer expectations of professional, consistent, high-quality advisory services, regardless of how and when customers contact Danske Bank.

The Group expects to further extend the use of CRM systems in 2003 by introducing a series of specialised tools for corporate centres, call centres and other units.

Enhancement of efficiency and centralisation

The Group platform considerably enhances operational efficiency. The conversion of the systems of Östgöta Enskilda Bank, Fokus Bank and BG Bank, including the giro platform, to the Group platform has contributed to the significant cost savings generated in this area in recent years.

At the same time, the Group platform has allowed the centralisation of many standard operations in the branch network, leading to significant savings. This makes the platform a crucial element in the ongoing efforts to improve and streamline internal processes.

Flexibility

The joint platform enables the Group to quickly adjust its products and processes to changing market conditions and hence to accommodate customers' increasing preference for mobile technologies and other high-tech aids.

The platform is designed to allow a rapid integration of new technology and distribution channels that enables the Group to offer the products demanded by customers.

Furthermore, the functionality developed in recent years to handle country-specific variables, languages and brand names allows the Group to quickly integrate new units and reap the benefits of synergies.

On the basis of this functionality, the Group will integrate the systems of Realkredit Danmark; Danske Bank International, Luxembourg; and Danske Bank Polska into the joint platform in 2003.

Business areas

In November 2002, Danske Bank announced adjustments to its organisation to take effect on January 1, 2003. The organisational adjustment included the merger of a number of wholesale banking activities, the integration of investment banking activities into Danske Markets, the division of human resource activities, the reorganisation of Credit & Market Risk, and the merger of the corporate and retail customer sections at Banking Activities, Denmark.

This Annual Report follows the organisational structure in effect in 2002.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	2002	2001	Index 02/01	Share 2002	Share 2001
Banking Activities	8,155	7,626	107	70%	63%
- Banking Activities, Denmark	5,839	5,461	107	50%	45%
- Banking Activities, International	2,316	2,165	107	20%	18%
Mortgage Finance	2,195	2,240	98	19%	19%
Danske Markets	830	1,146	72	7%	10%
Danica Pension	1,118	1,039	108	10%	9%
Danske Capital	360	490	73	3%	4%
Danske Securities	-476	-312	-	-4%	-3%
Other	-606	-197	-	-5%	-2%
Group total	11,576	12,032	96	100%	100%

Group core earnings before provisions fell by 4% due to the adverse impact of the significant fall in Danish money market rates and restructuring costs of DKr350m incurred as a result of the changes to the Group's investment banking activities.

Core earnings before provisions originating from Banking Activities increased by 7%. This improvement was due mainly to cost savings generated in Denmark and to higher revenue from operations in Norway and Sweden.

The general slowdown in capital market activities had a negative effect on earnings, particularly at Danske Capital and Danske Securities. Moreover, earnings at Danske Securities were affected by restructuring costs of DKr350m. As expected, Danske Markets could not maintain the high earnings level of 2001.

The category Other recorded an increased loss, primarily as a result of a lower return on capital not allocated to the business areas and severance payments in 2002 of just over DKr300m not covered by the merger provision.

Banking Activities

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

BANKING ACTIVITIES (DKr m)	2002	2001	Change, %
Net interest income	13,715	14,101	-3
Fee income	5,033	4,941	2
Other income	1,001	759	32
Core income	19,749	19,801	0
Operating expenses and depreciation	11,594	12,175	-5
Core earnings before provisions	8,155	7,626	7
Total assets (avg.)	510,148	488,245	4
Risk-weighted items (avg.)	430,319	431,953	0
Allocated capital (avg.)	27,971	28,077	0
Core earnings before provisions as % p.a. of allocated capital	29.2	27.2	
Cost/core income ratio, %	58.7	61.5	

In 2002, Banking Activities accounted for more than two-thirds of the Group's core earnings before provisions. Core earnings before provisions rose by DKr529m on 2001. Core income remained almost unchanged, whilst expenses fell by 5%.

Banking Activities, Denmark

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

BANKING ACTIVITIES, DENMARK (DKr m)	2002	2001	Change, %
Net interest income	9,792	10,518	-7
Fee income	3,981	3,962	0
Other income	797	657	21
Core income	14,570	15,137	-4
Operating expenses and depreciation	8,731	9,676	-10
Core earnings before provisions	5,839	5,461	7
Total assets (avg.)	263,587	267,919	-2
Risk-weighted items (avg.)	217,360	216,462	0
Allocated capital (avg.)	14,128	14,070	0
Core earnings before provisions as % p.a. of allocated capital	41.3	38.8	
Cost/core income ratio, %	59.9	63.9	

Core earnings before provisions from Banking Activities, Denmark, showed a positive trend, primarily as a result of the decrease in expenses of 10% compared with 2001.

Core income fell by 4% due to a decline in net interest income triggered by the decrease of almost 2 percentage points in short-term money market rates from 2001. This led to a fall in the direct return on allocated capital and also reduced earnings on the deposit surplus. Changes in rates could not fully compensate for this decline in income.

Core earnings before provisions (DKr m)


6,000
4,000
2,000
0
2001
2002
Share of Group core earnings before provisions

In spite of the overall economic slowdown in 2002, fee income remained at the level recorded in 2001.

Expenses fell as a result of the ongoing merger of branches, the declining headcount, the conversion of BG Bank's IT systems in 2001 and the conversion of the giro platform in 2002 to the Group's central platform.

In 2002, the market shares of both brands declined. However, the Danske Bank brand recorded an inflow of customers in the second half of the year, and this can be ascribed partly to the launch of customer packages. The merger and the consequential restructuring and closure of branches had been expected to result in a decline in market shares. However, the revenue loss is estimated to be smaller than the loss estimated at the time of the merger.

Retail customers

The volume of loans and advances to retail customers was affected by homeowners' tendency to take out home equity loans at a low rate of interest to repay consumer loans and credits.

Throughout 2002, the Group launched a range of service and product packages tailored to the requirements of specific retail customer segments.

Sales of packages were very satisfying. *Danske Fri*, *Danske Studie* and *Danske Eksklusiv* recorded extremely sound sales figures, while *Danske Ekstra* did not quite meet expectations. The content of the latter package has therefore been adjusted.

Sales of the *BG Bank Plus* product were also satisfactory, with particularly strong demand for *BG Bank Plus* for young customers.

Danske Bank will continue to focus on customer package sales in 2003.

The number of branches was reduced by 64 in 2002. Since the autumn of 2000, branch amalgamations have cut the number of branches in Denmark by 136 to 489 at the end of 2002.

As a result of the increasing number of bank robberies, the Group decided to introduce the concept of 'non-cash' branches. These branches no longer offer customers the option of withdrawing cash at the cashier's desk. The first conversions of branches were very successful and were well received by customers and staff. Customer and staff safety increased considerably at the branches and more resources were freed up for advisory services. Over the year, the concept was introduced at 21 branches. In 2003, the Group will convert additional branches.

Some 850,000 of the Group's customers have now signed up for online services.

In 2002, a customer satisfaction survey was conducted among retail customers of Danske Bank and BG Bank. The survey, conducted in collaboration with an external market research institute, addressed customers who consider BG Bank or Danske Bank their principal bank. Customer satisfaction and loyalty were increasing at both banks, according to the survey, and were at competitive levels.



"Since we became a non-cash branch, we have had a much safer environment for both staff and customers. Now we look forward to having a calmer atmosphere for advising and more time to speak with customers."

Dorte Metzger, Branch Manager, Danske Bank, Brøndbyøster Branch
Brøndbyøster Branch experienced four robberies in 2002 and was converted to a non-cash branch on December 16.

Corporate customers

A new corporate banking structure implemented in the Danske Bank brand in 2002 was well received by both customers and staff. Regional finance centres now service large retail and business customers. Most of these centres also host Realkredit Danmark and Danica Pension. The joint offices promote even closer cooperation between the three brands to the benefit of customers as well as the Group.

Customers from the agricultural sector account for an important share of BG Bank Corporate's earnings. Consequently, the Group opened three independent agricultural centres in southern Jutland and on Funen on January 1, 2003, which will be responsible for the personal and business facilities extended to selected customers in the agricultural sector.

Erhverv Direkt, a telephone service targeting small businesses, was implemented in November. The programme offers advisory services over the phone seven days a week.

In the third quarter, the Group launched *Danske Invest Erhverv* and *BG Invest Erhverv*. Corporate customers welcomed the products, and the Group recorded a large turnover in both segments.

The activity level within the numerous other product areas aimed at corporate customers showed a clearly rising trend. The Group's cash management products and sophisticated IT solutions especially have proved critical in satisfying customers' growing demands.

Banking Activities, International

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	2002	2001	Change, %
Net interest income	3,923	3,583	9
Fee income	1,052	979	7
Other income	204	102	100
Core income	5,179	4,664	11
Operating expenses and depreciation	2,863	2,499	15
Core earnings before provisions	2,316	2,165	7
Total assets (avg.)	246,561	220,326	12
Risk-weighted items (avg.)	212,959	215,490	-1
Allocated capital (avg.)	13,842	14,007	-1
Core earnings before provisions as % p.a. of allocated capital	16.7	15.5	
Cost/core income ratio, %	55.3	53.6	

CORE EARNINGS BEFORE PROVISIONS (DKr m)	2002	2001	Change, %
Norway	649	350	85
Sweden	321	453	-29
UK	769	713	8
USA	270	288	-6
Other foreign activities	307	361	-15
Banking Activities, International	2,316	2,165	7

Core earnings before provisions (DKr m)


3,000
2,000
1,000
0
2001
2002
Share of Group core earnings before provisions

Core earnings before provisions from banking activities conducted outside Denmark improved, rising 7% relative to 2001. The increase in earnings came mainly from the positive trend in Norwegian and UK activities. Changes in foreign exchange rates increased expenses by DKr75m.



"We opened six new retail branches in 2002 and plan to open more. This has created enthusiasm inside the bank and attracted attention outside it. The new branches clearly show that Fokus Bank is taking the offensive in offering active advisory services in a market where it is more common to close branches than to open new ones."

Berit Rian, Head of Retail Banking Division, Fokus Bank

Retail customers make up about half of Fokus Bank's customer portfolio. The bank has recently directed greater efforts towards customers with good savings habits by opening retail branches and establishing Fokus Private Banking.

Banking Activities, Norway

BANKING ACTIVITIES, NORWAY (DKr m)	2002	2001	Change, %
Net interest income	1,393	1,188	17
Fee income	272	229	19
Other income	68	44	55
Core income	1,733	1,461	19
Operating expenses and depreciation	1,084	1,111	-2
Core earnings before provisions	649	350	85
Total assets (avg.)	52,914	44,151	20
Risk-weighted items (avg.)	44,413	45,362	-2
Allocated capital (avg.)	2,887	2,949	-2
Core earnings before provisions as % p.a. of allocated capital	22.5	11.9	
Cost/core income ratio, %	62.6	76.0	

Banking Activities, Norway, which operates under the brand name of Fokus Bank and also includes Danske Bank, Oslo Branch, advanced in 2002. Core earnings before provisions increased from DKr350m in 2001 to DKr649m in 2002 as a result of higher core income and reduced expenses. Core income grew by 9% in local currency, while expenses were reduced by 11%.

The positive trend in profits was driven partly by a strong sales performance that created a 10% growth in loans and advances. Growth in lending to retail customers was particularly strong (14%), and Fokus Bank gained a number of new, attractive customers. Corporate lending grew only moderately, partly as a result of the ongoing adjustment of outstandings with customers who did not offer a satisfactory trade-off between return and risk. Over the year, Fokus Bank recorded a significant turnover in the corporate customer base, and it generated a good inflow of new, attractive corporate customers.

Fokus Bank's share of the market was just under 4%.

Expenses went down, primarily because expenses incurred in 2001 included IT integration costs, but also because cost-saving measures were taken in 2002.

In 2002, Fokus Bank increased its activities in the four largest urban areas in Norway. The bank sold off three branches and opened four new branches in the target areas. The number of branches now totals 64. During the year, Danske Bank, Oslo Branch, was merged into the organisation of Fokus Bank to realise market and cost synergies.

Fokus Bank concentrated heavily on its core business, and to this end, the bank introduced an 'open architecture', which means that customers are also offered products from external suppliers, for example, savings and insurance products.

The advantages of being part of the Danske Bank Group were further exploited; for example, access to the joint IT platform allowed Fokus Bank to streamline processes and increase development capacity. Fokus Bank offered new products and solutions to its customers, including cash management and products supplied by other Group subsidiaries.

Banking Activities, Sweden

BANKING ACTIVITIES, SWEDEN (DKr m)	2002	2001	Change, %
Net interest income	1,275	1,041	22
Fee income	269	238	13
Other income	59	33	79
Core income	1,603	1,312	22
Operating expenses and depreciation	1,282	859	49
Core earnings before provisions	321	453	-29
Total assets (avg.)	62,569	49,829	26
Risk-weighted items (avg.)	59,782	51,871	15
Allocated capital (avg.)	3,886	3,372	15
Core earnings before provisions as % p.a. of allocated capital	8.3	13.4	
Cost/core income ratio, %	80.0	65.5	

The Swedish retail banking operations made good progress in 2002.

Core earnings before provisions declined by DKr132m to DKr321m, however, mainly because of the expenses associated with IT systems upgrading.

Net interest income benefited from slightly improved interest rate margins and sound growth in loans and advances. Fee income also increased. Overall, core income rose by 21% in local currency compared with 2001.

Despite the weak conditions in the Swedish market, loans and advances grew by 11% on 2001 to DKr60bn at the end of 2002. Deposits increased by 15%. The growth in volume was attributable to an increase in facilities with existing customers and an inflow of retail and corporate customers.

The Danske Bank Group's share of the Swedish market advanced to 7% of loans and advances and 3% of deposits.

Expenses - adjusted for exchange rate effects - almost doubled, primarily as a result of an IT project that upgraded the Swedish customer account system to the joint account system with a view to reducing future operating and development costs. The upgrading process went well and ended in October 2002.

The growing headcount and developments in the capital markets caused an increase in pension costs of DKr58m in 2002.

The opening of new branches also pushed up expenses. The number of branches now totals 46.

Banking Activities, UK

BANKING ACTIVITIES, UK (DKr m)	2002	2001	Change, %
Net interest income	716	732	-2
Fee income	236	210	12
Other income	11	-18	-
Core income	963	924	4
Operating expenses and depreciation	194	211	-8
Core earnings before provisions	769	713	8
Total assets (avg.)	72,925	77,458	-6
Risk-weighted items (avg.)	66,288	67,147	-1
Allocated capital (avg.)	4,309	4,365	-1
Core earnings before provisions as % p.a. of allocated capital	17.8	16.3	
Cost/core income ratio, %	20.1	22.8	

Core earnings before provisions from UK banking activities rose by 8% to DKr769m, primarily as a result of increasing fee income from existing customers and declining expenses. Core income grew by 11% in local currency, while expenses fell by 2%.

The general level of activity in the segments of the UK market in which Danske Bank operates remained low and thus the number of financing transactions declined.

Banking Activities, USA

BANKING ACTIVITIES, USA (DKr m)	2002	2001	Change, %
Net interest income	214	248	-14
Fee income	132	160	-18
Other income	14	-33	-
Core income	359	375	-4
Operating expenses and depreciation	89	87	2
Core earnings before provisions	270	288	-6
Total assets (avg.)	36,424	34,329	6
Risk-weighted items (avg.)	20,231	23,883	-15
Allocated capital (avg.)	1,315	1,552	-15
Core earnings before provisions as % p.a. of allocated capital	20.5	18.6	
Cost/core income ratio, %	24.8	23.2	

Core earnings before provisions from US banking activities amounted to DKr270m in 2002, against DKr288m in 2001. This constitutes an increase in core earnings of 11% when the effect of the dollar's depreciation is eliminated.

Lending in the USA is concentrated on businesses trading in the Bank's principal markets in northern Europe and selected global financial institutions. The Bank is reducing facilities with US businesses on an ongoing basis, and since the end of 2000, such facilities have been reduced by almost 55%.

Other foreign banking activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. The fall in core earnings from DKr361m in 2001 to DKr307m in 2002 was attributable mainly to the closure of the branches in Hong Kong and Singapore at the end of the first half of 2001.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

MORTGAGE FINANCE (DKr m)	2002	2001	Change, %
Net interest income	3,054	3,105	-2
Fee income	175	134	31
Other income	241	318	-24
Core income	3,470	3,557	-2
Operating expenses and depreciation	1,275	1,317	-3
Core earnings before provisions	2,195	2,240	-2
Total assets (avg.)	483,837	454,599	6
Risk-weighted items (avg.)	229,705	214,147	7
Allocated capital (avg.)	14,931	13,920	7
Core earnings before provisions as % p.a. of allocated capital	14.7	16.1	
Cost/core income ratio, %	36.7	37.0	

Core earnings before provisions amounted to DKr2,195m in 2002, against DKr2,240m in 2001. This decline of 2% was owing to a fall in the return on allocated capital and liquid funds and a slowdown in remortgaging activity compared with 2001. The growing loan portfolio lifted contribution and fee income.

Mortgage Finance cut operating expenses and depreciation by 3% from DKr1,317m in 2001 to DKr1,275m in 2002. This brought the ratio of costs to core income down from 37.0% to 36.7%.

Core earnings before provisions returned 14.7% on allocated capital in 2002, against 16.1% the year before. The rate of return on capital should be viewed in the light of the rather limited risk associated with the mortgage loan portfolio.

Core earnings before provisions (DKr m)


3,000
2,000
1,000
0
2001
2002
Share of Group core earnings before provisions

Gross mortgage lending in Denmark totalled DKr332bn in 2002. Activity in the mortgage finance sector was affected by an increase in remortgaging activity in the second half of 2002. The remortgaging of loans did not match the very high level recorded in the second half of 2001, however.

Long- and short-term bond yields were stable and low in the first half of 2002, while short-term bond yields in particular fell in the latter half of the year. At the end of the year, the rate of interest on 30-year fixed-rate loans stood at 5.5%, and the rate of interest on FlexLån® with full annual interest reset fell to a historical low of 3.0%.

This continued to make FlexLån® attractive to borrowers who wanted to take out a new mortgage loan or refinance an existing one. FlexLån® accounted for 55% of loan disbursements in 2002, against 56% the year before. At the end of 2002, FlexLån® accounted for 34% of the mortgage loan portfolio, against 25% at the beginning of the year.

Realkredit Danmark's gross lending totalled DKr110bn, against DKr113bn in 2001.

The Group's market share of total Danish mortgage lending (gross lending) stood at 32.4% in 2002, against 33.0% in 2001. The market share of net new lending fell from 31.6% to 27.7%. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans. The decline in market share concerned primarily the corporate market. It also reflected that Realkredit Danmark was not fully able to maintain its share of total Danish mortgage lending after the remortgaging of loans in the third quarter of 2002.

The mortgage loan portfolio grew to DKr469bn at year-end from DKr448bn at the beginning of the year. Loans to homeowners accounted for 70% of volume growth.

Mortgage bonds issued by Realkredit Danmark after September 1, 1992, are all rated Aaa, the highest possible rating of Moody's Investors Service and the same that applies to Danish government bonds.

Reports prepared by the international credit rating agencies reviewed the Danish mortgage credit market and concluded that Danish mortgage bonds generally carry a very low risk. This is expected to strengthen international investors' interest in Danish mortgage bonds. At the end of 2002, foreign investors' share of Realkredit Danmark bonds totalled 11%.

The annual auction of bonds to refinance FlexLån® held in December 2002 generated a very satisfying oversubscription rate and price.

Realkredit Danmark adjusted its distribution network in 2002 by closing some of its offices, extending the use of the Contact Centre, and by closer physical proximity between mortgage credit offices and bank branches to enhance integration. Once they are fully implemented, these measures are expected to strengthen customer relations, improve synergies and ensure continued growth in lending.

Housing prices in Denmark continued to rise in 2002, although at a slower pace than the year before. Houses and owner-occupied flats in the Copenhagen area and other large urban areas recorded the largest price increases.

The turnover in the housing market was slightly higher than in 2001. The Group's real-estate agency business "home" expanded its activities by extending its business relationships with the Bank and Realkredit Danmark, among other things. At the end of year, the "home" chain had 169 offices, against 165 at the beginning of the year.

Danske Markets

Responsibility for the Group's foreign exchange and fixed-income trading and short-term liquidity rests with Danske Markets. It serves the Group's largest corporate and institutional clients and the Group's retail banking activities from offices in Denmark, Norway, Sweden, Finland, the UK and the USA. Danske Markets also includes Danske Research, the central unit responsible for economic and financial research.

DANSKE MARKETS (DKr m)	2002	2001	Change, %
Net interest income	2,484	1,486	67
Fee income	-31	25	-
Other income	-669	667	-
Core income	1,784	2,178	-18
Operating expenses and depreciation	954	1,032	-8
Core earnings before provisions	830	1,146	-28
Total assets (avg.)	539,843	374,444	44
Risk-weighted items (avg.)	50,543	48,227	5
Allocated capital (avg.)	3,285	3,135	5
Core earnings before provisions as % p.a. of allocated capital	25.3	36.6	
Cost/core income ratio, %	53.5	47.4	

Core earnings before provisions amounted to DKr830m in 2002, against DKr1,146m in 2001.

In general, trading in fixed-income and foreign exchange products was satisfactory, although earnings did not reach quite the same level as in 2001. Owing to the large fluctuations in prices and exchange rates on the financial markets, businesses and investors paid even more attention to the management of their financial risks. Danske Markets intensified its customer activities in 2002 to increase customer awareness of derivatives as a way to optimise the management of interest rate and currency risks. These efforts had a positive effect on Danske Markets' sales of derivatives for managing these risks.

Core earnings before provisions (DKr m)


1,500
1,000
500
0
2001
2002
Share of Group core earnings before provisions

Danske Markets maintained its considerable share of the Danish money and foreign exchange markets in 2002 and increased its market share of Danish bond trading towards the end of the year.

As part of the Bank's increased focus on e-trading during the year, Danske Markets became an active partner in the most important electronic trading portals, which some customers prefer to use to access the markets.



"Our 24-hour staffing in Copenhagen guarantees that there is always a dealer monitoring the markets where the sun is at the top of the sky. And our collaboration with the units in London, New York, Stockholm and Oslo ensures that we can draw upon local knowledge and expertise."

Karin Horn, Senior Dealer, Danske Markets

Danske Markets conducts the Group's sales and trading of equities, bonds, currencies and derivatives. Danske Research carries out economic and financial research.

The international markets for credit bonds saw considerable volatility, poor liquidity and a substantial widening of credit margins. This resulted in a sharp fall in capital markets activities. Consequently, the debt capital markets activities of Danske Markets did not show a satisfactory trend.

Danske Markets is a member of Continuous Linked Settlement (CLS), a new international clearing service that aims to eliminate counterparty risk by ensuring simultaneous settlement of foreign exchange purchases and sales. The system, which currently allows for settlement in seven major currencies, will be expanded in the spring of 2003 to include the Scandinavian currencies and the Singapore dollar, thereby permitting settlement of a very large percentage of all foreign exchange transactions in the world.

Danske Markets significantly strengthened its position on the Norwegian bond market. Fixed-income and foreign exchange products are distributed by Fokus Bank to its Norwegian customers under the brand name of Fokus Markets.

Operating under the brand name of Danske Consensus, Danske Markets kept its leading position on the Swedish bond market. It increased its market share in a declining market. Trading in Swedish foreign exchange and money market products and derivatives improved on the back of stronger sales efforts towards Swedish customers and intense customer focus on risk management. In addition, activities were driven by growth in convergence trades as customers positioned themselves on the assumption that Sweden will adopt the euro at some point. The Bank raised its overall market share of fixed-income and foreign exchange trading, and there still appears to be much potential for expanding activities in the Swedish market.

Danica Pension

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica, and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance agents and pension advisers.

DANICA PENSION (DKr m)	2002*	2001	Change, %
Core insurance earnings	1,319	1,217	8
Funding cost, net	-201	-178	-
Core earnings	1,118	1,039	8
Allocated capital	6,311	5,780	9
Core earnings as % p.a. of allocated capital	17.7	18.0	

*) Calculated according to the new consolidation policy.

Core earnings at Danica Pension matched expectations, and business in general progressed satisfactorily.

The total profit before tax was DKr510m. In core earnings, which amounted to DKr1,319m, a risk allowance of 0.5% of life insurance provisions amounting to DKr850m is included. As a result of the low return on investments, the inclusion of the risk allowance in Danica Pension's accounts has been postponed until a later accounting period and the Group's earnings from investment portfolios were reduced by a corresponding amount.

In accordance with new accounting rules introduced for life insurance companies in 2002, Danica Pension has adopted market-value accounting. The new rules have not resulted in major changes in the life group's equity capital, since the life companies were also previously stated at market value in Danske Bank's accounts.

DANICA PENSION (DKr m)	2002*	2001
Premiums, net of reinsurance	13,065	11,182
Claims and benefits, net of reinsurance	-11,165	-10,506
Change in insurance provisions, etc.	-8,684	-7,774
Change in collective bonus potential	3,307	7,219
Operating expenses relating to insurance	-1,298	-1,172
Profit/loss on investment business	5,285	2,268
Profit before tax	510	1,217
Tax	67	-250
Net profit for the year	577	967

*) Calculated according to the new consolidation policy.

In 2002, growth in premiums generated by traditional insurance business and Danica Link was very satisfying. Total gross premiums stood at DKr13.1bn, against DKr11.2bn the year before - an increase of 17%.

Traditional insurance business continued to record sound growth in company pension schemes. It is very satisfying that interest in collaborating with Danica Pension is growing steadily.

Gross premiums from Danica Link were about DKr1.9bn in 2002, including DKr0.5bn from schemes transferred from Danica Pension's traditional insurance business.

The sale of unit-linked products through Danica Pension's branch in Norway was launched in April. The launch was successful, with gross premiums in 2002 amounting to DKr123m.

In the Swedish market, the premium income for unit-linked products stagnated, especially because the decline on the stock markets hurt the Swedish markets more than most. Gross premiums stood at DKr0.5bn in 2002, the same level as in 2001.

The trend in sales of *Danica Sundhedssikring* (health care policies) continued to be very positive. The number of policies rose by more than 30% to 40,000 at year-end 2002. To this figure should be added about 15,000 policies for employees of the Danske Bank Group.

The Danica Pension Group posted a return on investments, excluding the unit-linked business, of 3.7% in 2002. The return on equities was negative, while bonds, derivatives and property each generated a positive return. Given the market conditions and the Group's chosen risk profile, the return was acceptable.

Core earnings (DKr m)


1,500
1,000
500
0
2001
2002
Share of Group core earnings before provisions

With a view to reducing the risk on its equity portfolio, Danica Pension sold off equities in an amount of some DKr9bn in 2002, and its holding of equities totalled DKr14bn, or almost 9% of investment assets, at the end of the year. Danica Pension hedged the risk of additional interest rate falls by purchasing derivatives.



"Today we make bigger demands on retirement life than people did 20 years ago. And there is no doubt that the better prepared you are, the more enjoyable it will be. Our slogan, 'Think ahead', says it all."

Tina Fugl, Marketing Manager, Danica Pension
Danica Pension is the Group's provider of pension products, life insurance and health insurance.

Danica Pension's collective bonus potential (bonus reserve) was DKr4.5bn, or 3.2% of life insurance provisions, at the end of 2002. The collective bonus potential declined significantly in 2002. This was because of large equity losses, which meant that the addition of interest to policyholders' savings at the required rate exceeded the return on investments. In connection with life insurance provisions' being recorded at market value, an amount of DKr1.1bn was transferred to the collective bonus potential. As a consequence of the shift to the new consolidation policy, Danica Pension made a one-off adjustment at the beginning of 2002 that reduced the collective bonus potential by DKr1.9bn. At the end of 2002, the collective bonus potential could withstand an additional fall in equity prices of 36%.

Shareholders' equity amounted to DKr11.6bn at the end of 2002, after the adjustment of DKr1.4bn at the beginning of the year upon the change in the rules for calculating the profit at life insurance companies in Denmark issued by the Danish Financial Supervisory Authority.

Danica Pension became the first Danish life insurer to be rated by Standard & Poor's, the international rating agency. In 2002, Danica Pension was rated A+ in the category Insurer Financial Strength, reflecting the company's strong financial position and ability to meet its obligations towards customers.

Considering the modest return on investments in 2002 and muted expectations for future returns, the rate of interest on policyholders' savings has been fixed at 4.5% for 2003, against 5.0% for 2002. The rate of interest on policyholders' savings basically applies throughout 2003.

Danske Capital

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	2002	2001	Change, %
Net interest income	-20	30	-
Fee income	761	856	-11
Other income	8	-12	-
Core income	749	874	-14
Operating expenses and depreciation	389	384	1
Core earnings before provisions	360	490	-27
Total assets (avg.)	2,434	1,699	43
Risk-weighted items (avg.)	1,104	2,310	-52
Allocated capital (avg.)	72	150	-52
Core earnings before provisions as % p.a. of allocated capital	501.7	326.3	
Cost/core income ratio, %	51.9	43.9	
Assets under management (DKr bn)	343	368	

Core earnings before provisions declined by 27%, from DKr490m in 2001 to DKr360m in 2002. One of the reasons was that the considerable fall in share prices in 2002, with leading share indices down by 20%-25%, had a negative effect on Danske Capital's earnings foundation. In addition, existing customers reallocated much of their securities holdings from equities into bonds.

The private equity area of Danske Capital extended its operations in 2002, leading to a 29% rise in core income at Danske Private Equity. Domestic and international investors made commitments to invest DKr3.6bn in Danske Private Equity Partners II, a fund of funds investing in unlisted companies through European and North American venture and buyout funds.

Rising activity and continued investment in Danske Private Equity raised the cost base of Danske Capital. Costs rose by 1% from DKr384m in 2001 to DKr389m in 2002. Excluding the private equity activities, Danske Capital's costs fell by just over 4%.

Core earnings before provisions (DKr m)


600
400
200
0
2001
2002
Share of Group core earnings before provisions

BREAKDOWN OF INVESTMENTS (DKr bn)	2002	2001	Share 2002	Share 2001
Equities	61	121	18%	33%
Private equity	10	6	3%	2%
Bonds	263	238	77%	64%
Cash	9	3	2%	1%
Total	343	368	100%	100%

Assets under management fell from DKr368bn at the end of 2001 to DKr343bn at the end of 2002. The fall should be seen in the light of the declining market value of the underlying equity portfolios, which accounted for 18% of assets under management. There was a total net inflow of funds of DKr5.3bn in 2002, of which Danske Private Equity accounted for DKr3.7bn.

BREAKDOWN OF INVESTMENTS (DKr bn)	2002	2001	Share 2002	Share 2001
Life insurance	151	149	44%	40%
Unit trusts - retail	88	84	26%	23%
Pooled schemes	37	39	11%	11%
Institutions, including unit trusts	67	96	19%	26%
Total	343	368	100%	100%

The Group raised its market share of unit trust products for retail clients in Denmark to 41% of the total asset value at the end of 2002 and 38% based on net sales in 2002. The increasing market share was generated in particular by larger sales of bond products, caused partly by a continued expansion of the product range of Danske Invest and BG Invest.

In the autumn of 2002, Danske Invest Erhverv launched special corporate funds catering to small and mid-sized businesses. Sales of the units in these funds amounted to DKr1.1bn. There was also an increase in sales of bond products in segments such as credit and high-yield bonds. These products, which are not based on the same risk/return factors as traditional bond products, are now available to retail customers and thus not reserved only for institutional clients. The total volume of these products rose from DKr5.9bn at the beginning of the year to DKr6.7bn at the end of 2002.

Sales of unit trust certificates to institutional clients were adversely affected by a change in the investment behaviour of some companies in the life and pensions sector which reduced their risk exposure, especially towards equities.

Total client funds under management by the Danske Bank Group, including the management of custody accounts and private banking funds under Banking Activities, amounted to DKr494bn at the end of December 2002.

Danske Securities

Until the end of 2002, the investment banking arm of the Group, marketed under the name of Danske Securities, encompassed the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division was also responsible for equity research.

DANSKE SECURITIES (DKr m)	2002	2001	Change, %
Net interest income	0	-12	-
Fee income	270	316	-15
Other income	99	184	-46
Core income	369	488	-24
Operating expenses and depreciation	845	800	6
Core earnings before provisions	-476	-312	-
Total assets (avg.)	714	1,028	-31
Risk-weighted items (avg.)	605	814	-26
Allocated capital (avg.)	39	53	-26
Core earnings before provisions as % p.a. of allocated capital	-	-	
Cost/core income ratio, %	229.0	163.9	

Core earnings before provisions were a negative DKr476m in 2002, of which restructuring costs accounted for DKr350m. The restructuring was a consequence of the decision to transfer corporate finance activities and parts of equity sales and trading and equity research to Danske Markets on January 1, 2003, and to close down the remaining investment banking activities.

As a result of the transfer of activities, Danske Securities' activities in Finland, along with major parts of the sales, trading and research activities in Norway, Sweden and the UK, were discontinued. A number of administrative functions were also closed down. This restructuring adapted the organisation to the general situation in the investment banking market.

The Group continues to offer equity research to institutional and retail customers, but has adjusted its research concept to the market conditions.

Given the market conditions in 2002, corporate finance activities generated a reasonable result, whilst sales, trading and research activities outside Denmark posted an unsatisfactory result again in 2002.



"The merger of the equities area and Danske Markets strengthens the equity and fixed-income dealers' collaboration on individual customers. It is also an advantage that we can draw upon Danske Research's expert macroeconomic research."

Henrik Mikkelsen, First Vice President, Danske Equities
Danske Equities is responsible for the Group's equity sales, trading and research, which were transferred from the former Danske Securities.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	2002	2001	Change, %
Net interest income	881	555	59
Dividends from shares, etc.	73	273	-73
Fee and commission income	-26	-23	13
Net interest and fee income	928	805	15
Market value adjustments			
Bonds	1,430	508	181
Shares	-296	-632	-
Financial instruments, etc.	-703	90	-
Holdings in associated undertakings	500	223	124
Expenses	145	124	17
Other operating income	103	0	-
Earnings from investment portfolios, banking business	1,817	870	109
Earnings from investment portfolios, insurance business	-809	-	-
Total	1,008	870	16
Total assets (avg.)	141,287	168,558	-16
Risk-weighted items (avg.), banking business	32,057	39,084	-18
Allocated capital (avg.), banking business	2,084	2,540	-18

Total earnings from investment portfolios were DKr1,008m in 2002. This amount has been reduced by a risk allowance of DKr850m which Danica Pension was not able to book in 2002 owing to the low return on investments in the insurance business. If the return on investments in Danica Pension in 2003 permits, an amount corresponding to the postponed risk allowance will be booked under earnings from investment portfolios in 2003 together with the risk allowance for 2003.

The Group's share of the return on investment activities in the insurance group raised earnings from investment portfolios by DKr41m in 2002. For the first six months of the year, the Group's share of the total return on investments in Danica Pension was negative by DKr297m.

In the second half of the year, the Bank applied a consolidation policy according to which earmarked assets amounting to the nominal value of the equity capital formed the basis for calculating the investment return on equity. After the shift in consolidation policy, the earmarked assets could be included directly in the Group's own positions, and the assets were therefore predominantly short-term interest-bearing instruments with a lower average volatility than that of Danica Pension's overall investment portfolio. The return for the second half of the year was DKr338m.



"In 2002, the return on the Bank's own investment portfolios benefited from a larger exposure to fixed-income securities than to equities. There were rather large changes in yield levels internationally during the year, and that also had a positive effect on the portfolios' return."

Jan Vederse, Senior Portfolio Manager, Group Treasury, Investment Portfolios
Group Treasury, Investment Portfolios, is responsible for the overall management and the return on the Group's investment portfolios.

Earnings from investment portfolios in the banking business amounted to DKr1,817m, of which DKr157m stemmed from hedging part of the market risk in the first half of 2002 in Danica Pension.

The return on the Group's own positions after the deduction of funding costs thus amounted to DKr1,805m in 2002, up DKr811m on 2001.

Of this return, the amount attributable to fixed-income positions was DKr1,389m, up DKr101m from the year before. The return was attributable in particular to positive market value adjustments owing to the decline in interest rates over the year and to lower funding rates.

Shares generated total gains of DKr343m, against losses of DKr322m in 2001. Including value adjustment of associated companies, unlisted equities produced a gain of DKr769m in 2002. The Group disposed of its 18.75% ownership share of the card company Europay Norge AS in 2002, posting a profit of DKr186m on the sale. In addition, the Bank reduced its shareholdings in the VP Securities Services and the Copenhagen Stock Exchange to 15%, booking total earnings of DKr103m.

Owing to falling equity prices on almost all markets during the year, the Bank recorded a loss of DKr426m on its portfolio of listed shares.

Foreign exchange positions, on the other hand, generated gains of DKr73m, up DKr45m from the year before.

INVESTMENT PORTFOLIOS (DKr bn)	2002	2001	Change, %
Danish bonds	53	47	13
Foreign bonds	37	39	-5
Danish shares	1	2	-50
Foreign shares	2	2	0
Holdings in associated undertakings	2	1	100
Total	95	91	4

Risk and capital management

Danske Bank considers the management of risk and capital as one of its core competencies. Risk and capital management is an integral part of the Group's work to monitor results, and the Bank spends considerable resources on developing procedures and tools to ensure that the systems used fully match the best available.

Danske Bank identifies and manages the following main categories of risk:

- **Credit risk** reflects the risk that counterparties may fail to meet all or part of their obligations. Credit risk includes country and settlement risk.

- **Market risk** is the risk that the market value of the portfolios of assets, liabilities and other financial instruments will vary with changes in market conditions. Liquidity risk, which is part of the Group's market risk, is the risk of being unable to meet cash obligations from normal liquidity reserves.

- **Operational risk** comprises (1) business risk emanating from normal, day-to-day fluctuations in operating income caused by changes in external factors, such as legislation or the reputation of the Group, and (2) event risk, that is, the risk that errors, deficient systems and the like could cause large unforeseen expenses or protracted business disruptions.

- **Insurance risk** is the overall financial risks incurred as a shareholder of Danica Pension. These risks relate to residual risk, which is the risk of sustaining capital losses that cannot be absorbed by the bonus potential, and to the assumptions made to calculate Danica Pension's insurance commitments.



"Our knowledge of various industries must be refined and geared to decisions. In 2002, we expanded our credit research on businesses and industries. This gives us a good tool when we need to take a position on major credits or on our exposure to various industries and countries."

Bertil From, First Vice President, Risk Management

Risk Management was established in 2002. In this department, the Group gathered together the management of credit, market and operational risks in one unit.

To make its control and reporting routines as secure as possible, Danske Bank has established an extensive segregation of functions, for instance, between the departments that trade in the financial markets and those responsible for settling and controlling transactions.

General risk policies and limits are set by the Board of Directors. The Credit Committee and the Asset/Liability Committee are responsible for establishing the necessary procedures and controls.

The responsibility for managing the main risk areas rests with Risk Management, a unit under Credit & Market Risk.

Group Finance is responsible for managing the Bank's capital.

It is the Danske Bank Group's objective to maintain a cautious risk profile, and the Group holds capital at a level that matches this profile. The Group's core capital ratio (calculated in accordance with the current capital adequacy rules) must always be about 6.5%.

In addition, the Group's capital must always be large enough to cover with a 99.97% probability (or confidence level) the maximum loss for the next 12 months statistically determined according to the Group's risk management and reporting system. This corresponds to the confidence level required to obtain an AA rating with Standard & Poor's.

Danske Bank maintained its ratings in 2002, and the bonds issued by Realkredit Danmark maintained the Aaa rating awarded by Moody's Investors Service.

In the autumn of 2002, Danica Pension was assigned a Financial Strength rating and a Counterparty Credit rating by Standard & Poor's. Both ratings were A+.

RATINGS FOR DANSKE BANK GROUP	Moody's	Standard & Poor's	FITCH IBCA
Short-term	P-1	A-1+	F1+
Long-term	Aa2	AA-	AA-
Bonds issued by Realkredit Danmark	Aaa	-	-
Danica Pension	-	A+	-

Another important element in capital management is that each individual business area must generate a return that, as a minimum, corresponds to the Group's cost of equity capital and that capital is to the widest possible extent allocated to those areas that achieve the highest return relative to their risk profiles.

Any capital that cannot be used efficiently by the individual business areas will be distributed to the shareholders either through dividends or share buybacks.

Raroc

For a number of years, the Group has used a Raroc-based risk management and reporting system as a central element in capital and financial management.

Raroc, which is short for risk-adjusted return on capital, is a cornerstone of risk management at Danske Bank and, hence, is also important for the management of the Group's business activities. The Raroc framework has been incorporated into budget follow-up procedures and is used when the Group determines the pricing of products and individual facilities.

The risk-adjusted return (Raroc) differs from the accounting return as it reflects the annual loss the Group expects to suffer on average over the business cycle (0.23% of total loans, advances and guarantees) rather than the year's charge for bad and doubtful debts, which in 2002 amounted to 0.14%.

Raroc quantifies the risks the Group assumes. All types of risk are quantified using statistical methods. This makes it possible to estimate the economic capital - the amount of capital the individual business areas and the Group need, given the chosen objective for overall risk.

The calculation of economic capital accords with the principles governing the most advanced methods in the forthcoming capital adequacy directive, which is expected to be implemented at the turn of 2006/7. The Group finds it important to be prepared for the new capital regulations and is working on improving its methods and data registration.

Economic capital and Raroc at year-end 2002

Economic capital was DKr40bn at the end of 2002. Accordingly, the economic capital requirement was DKr20bn less than the Group's available capital at the end of 2002.

ECONOMIC CAPITAL (DKr bn)	2002	2001
Credit risk	20	20
Market risk	4	5
Insurance risk	5	1
Operational risk	11	11
Total	40	37

Year-end economic capital is specified by risk category in the table to the left. The change in economic capital is attributable to a DKr1bn fall in market risk and a DKr4bn increase in insurance risk after the considerable fall in share prices in 2002 which reduced the collective bonus potential in the life insurance business.

RAROC (%)	2002	2001
Banking Activities	24	22
Mortgage Finance	44	46
Danske Markets	30	45
Danica Pension	5	67
Danske Capital	207	217
Danske Securities	-53	-54
Investment portfolios	47	22
Group total	25	29

In 2002, the Group generated a risk-adjusted return (Raroc) of 25% on calculated average economic capital of DKr41bn, compared with 29% in 2001. The lower return was attributable primarily to an increase in economic capital at Danica Pension.

Credit risk

Danske Bank aims to build long-term relationships with its customers. To do so, the Bank must always be able to offer competitive financial solutions. It must also identify any adverse developments in customers' financial conditions early enough to head off future losses in a dialogue with the customer. Consequently, when extending and monitoring credits, the Bank makes detailed assessments of individual customers and their financial positions.

Credit exposures are monitored centrally through the Bank's credit system. Data on the size and utilisation of all types of loan and commitment are registered in the credit system, as is information on the estimated realisable value of any security for exposures less the estimated cost of realising such value.

Credits and loans are approved at various organisational levels, depending on the size of the exposure. Danske Bank has set forth general credit policies in writing to ensure that all significant business areas help to maintain the Bank's cautious risk profile.

Rating and credit scoring

Danske Bank constantly monitors customer exposures to identify any signs of weakness in a customer's earnings or liquidity position as early as possible. Formalised monitoring procedures have been established for major and medium-sized corporate clients, which are assigned internal ratings that are reviewed on an ongoing basis. The ratings reflect the prospects of individual companies and industries as well as the overall economic outlook.

In 2001, two internationally recognised rating agencies reviewed and assessed Danske Bank's rating procedures. The procedures were approved, and this means that the Bank's internal ratings can be used if it should wish to sell part of its loan portfolio, at some later date, for example, by securitising it.

Danske Bank assigns credit scores to customers that are not rated. Customer advisers consult scorecards, for instance, when extending loans. A credit score is a statistical calculation of the risk of loss associated with an exposure, based on well-defined financial criteria.

Provisions

Customers that show signs of credit weakness are put on a watch list. Exposures on the watch list are monitored closely on an ongoing basis, and the risk exposure to individual customers is assessed again at the quarterly review of provisions. Moreover, when customers are placed on the watch list, the size of credits that can be extended without central approval is reduced.

Provisioning is based on an appraisal of risk exposure, including an assessment of the customer's future financial position. The Group may make provisions against doubtful exposures even if the customer has not defaulted on obligations. Provisions for retail customers in Denmark with exposures up to DKr500,000 are made on a portfolio basis in accordance with historical loss experience.

Management of credit portfolio

Danske Bank takes an overall portfolio approach to credit risk management.

The Group has established a portfolio management system that sets exposure limits for country, sector and industry concentrations. Categorisation of the credit portfolio enables the Group to manage its exposure to specific portfolio concentrations in accordance with its risk policy.

Settlement risk

When settling payments for transactions, for instance securities, foreign exchange and financial derivatives transactions, Danske Bank often incurs risk because it may have to remit payments before it knows whether the offsetting payments have been transferred to one of its accounts. This may be because of time differences or different clearing systems or because the accounts concerned are maintained with banks abroad.

Danske Bank has made it an integral part of its credit system to calculate this risk and keep it within the limits established. Trading staff within the Bank can continuously monitor the utilisation of customer limits and limits for individual categories of transaction by means of a real-time line system. They can also use the system to calculate the current market value of transactions on Danske Bank's books. The credit risk arises from the differences that may occur between the market value and the booked value of transactions plus a conservatively estimated margin to cushion any further fluctuations in value. Danske Bank calculates this risk on a continuous basis.

The environment

It is Danske Bank's policy to take the protection of the environment into consideration when assessing corporate credits. Before approving a credit, the Bank will normally ask the customer to state in writing that it is ready to comply with any legal and regulatory environmental standards.

Danske Bank has incorporated environmental considerations into its credit procedures to ensure that it always takes account of national and international requirements regarding the impact of companies on the environment.

Credit risk at the year-end 2002

In spite of the uncertain trend of the economy in 2002, the amount of risk-adjusted capital required to match the Bank's loan portfolio was largely unchanged. The loan portfolio generally maintained a high credit quality.

Ratings of almost all the corporate customers to be rated in the Bank's internal rating system were completed in 2002.

The table below specifies customer ratings by segment.

RATINGS Distribution of amounts due to the Bank and guarantee volume (exclusive of mortgage finance) end-2002 (%)	Major corporates	Financial institutions	Small & medium-sized businesses	Public institutions	Total
1	2.9	5.1	1.5	84.3	13.2
2	11.1	62.4	1.9	14.5	37.0
3	18.3	26.0	5.8	0.0	18.4
4	26.4	4.6	21.0	0.1	11.2
5	20.0	0.6	19.1	0.4	7.5
6	12.3	0.8	23.5	0.4	6.6
7	4.8	0.0	10.0	0.0	2.5
8	3.0	0.0	7.8	0.0	1.8
9	0.3	0.0	0.6	0.0	0.2
10	0.5	0.0	2.1	0.0	0.4
Not rated	0.5	0.5	6.5	0.1	1.3
Total	100	100	100	100	100

Note: In the Bank's 10-point rating system, 1 is the top rating and 10 the lowest. The top four ratings correspond to investment-grade ratings with the international rating agencies.

The risk classification of small and medium-sized business customers is based on credit scoring. The credit risk associated with this customer segment is generally somewhat higher than it is for major corporates. Interest margins and provisioning rates reflect this fact.

TOTAL PROVISIONS (DKr m)	2002	2001
Beginning of year	14,082	14,382
+ New or increased provisions	3,560	4,858
- Reversal of provisions	2,737	3,816
- Used for amortisation and depreciation	1,727	1,810
+/- Exchange rate adjustment	-67	71
+/- Other additions or disposals	55	397
At December 31	13,166	14,082
- of which correspondent banks	326	423

The table shows how provisions have changed over the past year: Danske Bank makes provisions for the risk on customers classified at one of the three lowest ratings of the Bank's rating system or with a similarly low credit quality. According to long practice, the Bank often sets aside provisions even though a customer has not defaulted on its credit agreement.

This provisioning practice means that a fairly large number of provisions are reversed when it later proves that the customer's ability to pay is intact.

International banking practice is for provisions for bad and doubtful debts to be made only if debtors default on their obligations. Default status is estimated to correspond to the two lowest ratings of Danske Bank's rating system.

LOANS, ADVANCES AND GUARANTEES (%)	2002	2001
Denmark	66.1	66.4
Other Nordics	16.6	14.8
Western Europe	10.6	11.3
Eastern Europe	0.2	0.2
North America	5.7	6.3
Asia/Pacific	0.5	0.7
Central and South America	0.2	0.2
Africa	0.1	0.1
Total	100	100

The Group's loans, advances and guarantees are specified by geographical region in the table. The distribution is based on the country of residence of debtors. The relative increase in the Nordic region is attributable to the growth of lending in Norway and Sweden, while the reduction in loans, advances and guarantees in North America reflects the Group's wish to continue to reduce its exposure to US enterprises.

The portfolio of mortgage loans in Denmark amounted to DKr469bn at the end of 2002. The loans are broken down by property category in the table on page 79.

Mortgage loans are secured on the borrowers' properties. The credit risk inherent in mortgage loans is very low, as can be seen from average loan-to-value ratios. These ratios have been calculated using estimated market values of individual mortgages. The estimates reflect, among other things, the actual sales prices of comparable properties and the general trend in sales prices in the neighbourhoods in question. Loan arrears remained low in 2002.

MORTGAGE LOANS BY PROPERTY CATEGORY (DKr bn)	Remaining debt		Loan-to-value ratio	
	2002	2001	2002	2001
Homeowners	290	276	62	58
Urban trade	56	54	51	50
Agriculture	23	21	47	43
Residential rental property	100	97	70	68
Total	469	448	61	59

In 2002, the loan-to-value ratio of the loan portfolio was affected by rising bond prices and strong loan activity with many supplementary mortgages. This led to an increase in the loan-to-value ratio in 2002, when property values only saw a slight rise. More than 65% of the loan portfolio is secured by mortgages within 40% of the property value, and almost 90% of loans are secured by mortgages within 60% of the property value.

Market risk

The Danske Bank Group calculates current market risk using a joint database that is integrated with its trading systems both in Denmark and abroad. This makes risk reporting highly reliable and consistent. The database also enables the Group to estimate how potential future movements in interest rates, exchange rates and equity prices will affect its earnings. For example, stress tests are carried out to analyse profits and losses under extreme market conditions.

Market risk is calculated, monitored and reported to management daily. In addition, the Group conducts intra-day control of the risks in the individual business areas.

The Group bases its daily risk management on both traditional risk measures and advanced internal mathematical/statistical models such as Value at Risk. Back testing is carried out on an ongoing basis to ensure that the internal models are sufficiently accurate.

Liquidity risk

While maintaining a cautious and conservative risk profile, Danske Bank aims to optimise the utilisation of its liquidity at the level of liquidity risk it has adopted and to limit its risk of losses owing to unforeseen events.

Reports based on the Bank's liquidity information system are submitted to the management on a regular basis. These reports are based on the monitoring of a number of liquidity targets.

The liquidity reports set forth Danske Bank's future short-term and long-term funding needs and monitor movements in the Bank's current liquidity position according to predictability of fluctuations.

Owing to its strong position in the Danish market, the Group's liquidity management and ongoing monitoring distinguish between Danish krone and foreign currency liquidity.

In accordance with the proposal for the expected new capital adequacy rules, Danske Bank does not specify liquidity risk when estimating economic capital.

MARKET RISK (DKr m)	End-2002	End-2001
Interest rate risk	1,053	1,553
Listed shares	2,396	2,785
Unlisted shares	3,669	3,073
Exchange rate indicator 2	49	42

Market risk at the year-end 2002

The table shows the Danske Bank Group's market risk at the end of 2002 calculated according to traditional risk measures.

Interest rate risk expresses the expected loss on fixed-income positions from a general increase in interest rates of 1 percentage point. The average interest rate risk was DKr1,100m, with DKr1,434m as the highest and DKr835m as the lowest levels over the year. Unlike the statement prepared for the Danish Financial Supervisory Authority (see page 98), the internal calculation includes the interest rate risk in Danica Pension's proprietary investment portfolios.

The Danske Bank Group's portfolio of listed shares (excluding pooled schemes) declined from DKr3,100m at the end of 2001 to DKr2,136m at the end of 2002. The holding of unlisted shares (including associated companies) was DKr3,015m.

Currency exposure, which is measured in Danish kroner, was limited in 2002. Calculated according to foreign exchange indicator 2 of the Danish Financial Supervisory Authority, the currency risk was DKr49m at the end of the year.

The Group's Value at Risk


1 day (DKr m)
300
250
200
150
100
50
0
2002

In addition to the risk measures above, the total market risk on the banking group's positions is calculated on an ongoing basis using the risk measure Value at Risk. Value at Risk is a statistical measure of the maximum potential loss on the Group's holdings in a given period. Movements in the risk measure are shown in the chart which depicts a falling trend in the first half-year owing, mainly, to the successive hedging of the equity positions in Danica Pension's proprietary investment portfolio. The second half-year showed a slight increase. The highest value was DKr285m (mid-January) and the lowest was DKr127m (mid-June).

The chart shows, with a 99.0% probability, the amount that Group losses will not exceed in one day. The columns show average monthly figures.

VAR BY RISK CATEGORY (%)	2002	2001
Interest rate risk	55	53
Equity risk	41	46
Currency risk	4	1

The average distribution of Value at Risk was 55% on fixed-income positions and 41% on equity positions, while the currency contribution was negligible.

Operational risk

The Danske Bank Group has formulated a control policy for ongoing monitoring and limitation of operational risk and has prepared written business procedures, reconciliation procedures and control procedures to ensure compliance. It is the Group's policy that losses due to errors and the like must be kept to a minimum by putting allocated resources to the best possible use and by employing clear and well-documented procedures and IT systems. The ongoing development of these controls is the responsibility of a special control committee.

Intensive work is taking place internationally to determine and improve methods for advanced calculation of the capital to be allocated for operational risk. The Group participates in a formalised international collaboration involving the exchange of anonymous data for benchmarking this capital requirement. The forthcoming capital adequacy rules are expected to include the possibility of using internal models for calculating operational risk, although this is an area under constant development.

Danske Bank's calculation of economic capital covers two types of operational risk.

The business risk represents fluctuations in net income that are caused by external factors and cannot be ascribed directly to credit or market risk. The new capital adequacy rules are not expected to include explicit capital requirements for this type of operational risk.

The other type of operational risk is risk that can be attributed to specific, single events, such as bank robberies. The Bank calculates the Group's exposure to such events using data covering at least a ten-year period. It also applies a number of other controls within the Group, including internal audit controls.

The Group began to gather operational loss data systematically in 2001. The data are being categorised and will be used for model calculations of operational risk within the Group based on quantitative loss characteristics.

The Group has insurance to cover any major operational losses on the basis of these historical loss data and other factors. No payouts were received under these policies in 2002.

Insurance risk

Insurance risk stems from market risk, credit risk and operational risk in the life insurance business, including the special actuarial assumptions made to calculate the insurance commitments, for instance, regarding trends in mortality and disability. These risk elements vary relatively little from one year to another, and life insurance commitments are subject to ongoing actuarial assessment. A small part of the insurance risk is covered by reinsurance arrangements.

The most important factor in assessing the Group's insurance risk is the market risk and, especially, the relation between investment assets and life insurance commitments. The Group continuously monitors these risks and has set limits for maximum equity and interest rate risks. The target for equity risk is that the collective bonus potential must always be able to withstand a 25% fall in equity prices, while interest rate risk is generally managed according to duration, which is seven years at present. In addition, the Group has reduced the risk associated with falls in interest rates by derivatives hedging. Because of these targets, the Group carried out several major reductions of the equity portfolios of the life insurance business in 2002.

Signatures

The Board of Directors and the Executive Board have today reviewed and approved the Annual Report of Danske Bank A/S for the financial year 2002.
The Annual Report has been presented in accordance with the Danish statutory provisions and accounting standards.
In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets and liabilities, shareholders' equity, financial position, result and cash flows.

The Annual Report will be submitted to the annual general meeting for approval.

Copenhagen, February 20, 2003

EXECUTIVE BOARD

Peter Straarup
Chairman

Jakob Brogaard
Deputy Chairman

BOARD OF DIRECTORS

Poul J. Svanholm
Chairman

Jørgen Nue Møller
Vice Chairman

Alf Duch-Pedersen
Vice Chairman

Poul Christiansen

Henning Christophersen

Bent M. Hansen

Hans Hansen

Niels Eilschou Holm

Peter Højland

Eivind Kolding

Niels Chr. Nielsen

Sten Scheibye

Majken Schultz

Birgit Aagaard-Svendsen

Tove Abildgaard

Helle Brøndum

Bolette Holmgaard

Peter Michaelsen

Pia Bo Pedersen

Verner Usbeck

Solveig Ørteby

Audit reports

Internal audit

We have audited the Annual Report of Danske Bank A/S for the financial year from January 1 to December 31, 2002, presented by the Board of Directors and the Executive Board.

Basis of opinion

We conducted our audit in accordance with the executive order of the Danish Financial Supervisory Authority on auditing financial enterprises and financial groups and in accordance with Danish auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that financial information included in the Annual Report is free of material misstatement. In addition, the audit was conducted in accordance with the division of duties agreed with the external auditors, according to which the external auditors to the widest possible extent base their audit on the work performed by the internal auditors.

We planned and conducted our audit such that we have, during the year, assessed the business and control procedures, including the risk management processes implemented by the Board of Directors and the Executive Board, aimed at the Group's and the Bank's major business risks. In connection with the preparation of the Annual Report, the internal auditors have examined, on a test basis, evidence supporting financial disclosures in the Annual Report. Our audit includes assessing the accounting policies used and significant estimates made by the Board of Directors and the Executive Board. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2002, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year from January 1 to December 31, 2002, in accordance with the accounting provisions of Danish legislation.

Copenhagen, February 20, 2003

Jens Peter Thomassen
Group Chief Auditor

Erik Fosgrau
Deputy Group Chief Auditor

External audit

To the shareholders of Danske Bank A/S

We have audited the Annual Report of Danske Bank A/S for the financial year from January 1 to December 31, 2002, presented by the Board of Directors and the Executive Board.

Basis of opinion

We conducted our audit in accordance with Danish auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance that financial information included in the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and financial disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and the Executive Board, as well as evaluating the overall presentation of financial information included in the Annual Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2002, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year from January 1 to December 31, 2002, in accordance with the accounting provisions of Danish legislation.

Copenhagen, February 20, 2003

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Svend Ørjan Jensen   Erik Stener Jørgensen
State Authorised Public Accountants

KPMG C.Jespersen

Arne Sivertsen   Birger Kjerri Hansen
State Authorised Public Accountants

Accounting policies

General

The Annual Report has been prepared in compliance with the Danish Banking Act, the executive order on bank accounts, the Copenhagen Stock Exchange guidelines for issuers of listed securities and Danish accounting standards, except where otherwise provided by Danish banking regulations.

The Group has not changed its accounting policies from those followed in the annual accounts for 2001 apart from the accounting treatment of goodwill on acquisition, which was changed following the implementation of accounting standard No. 18. With effect from January 1, 2002, goodwill on acquisition will be capitalised and amortised over the economic life, however, not exceeding 20 years. Until then, goodwill was written off against equity in the year of acquisition. Since the change affects only acquisitions made after January 1, 2002, and the Group did not make any acquisitions in 2002, there will be no effect on assets and liabilities, shareholders' equity, net profit and cash flows in 2002.

In accordance with the accounting standards, goodwill acquired before January 1, 2002, is not capitalised.

The Danske Bank Group adopted a new consolidation policy for the life insurance companies in 2002. This step was taken in response to a notice from the Danish Financial Supervisory Authority of October 2001 on the interpretation of the contribution principle. Until the adoption of the new policy, the return on equity from the life companies equalled the rate of interest on policyholders' savings plus three percentage points of the equity at the beginning of the year. Moreover, a variable amount has been added to reflect Danica Pension's risks and costs in its contribution to Group earnings.

The result for the first half of 2002 is based on a proportionate share of the investment return plus an amount determined by insurance provisions and a variable amount reflecting the company's risks and costs (risk allowances).

The insurance group reported an adjustment to its consolidation policy to the Danish Financial Supervisory Authority to take effect on July 1, 2002. This adjustment means that the result is based on the return on a separate pool of investment assets amounting to the nominal value of the shareholders' equity and on the allowances mentioned.

If the realised return in a given period is not positive by a sufficient amount, the risk allowances will, according to the contribution principle, not be booked until later periods with sufficient return.

Core earnings incorporate a return on equity corresponding to the money market rate and the risk allowances stated, while the remaining part of earnings, which is related to market risks, is incorporated under earnings from investment portfolios. In periods with low returns, earnings from investment portfolios will be reduced by the risk allowances that will not be booked until a later period when a higher return is achieved.

As a consequence of the shift to the new consolidation policy, Danica Pension made a one-off adjustment at the beginning of 2002 that increased its own and hence Danske Bank's shareholders' equity by DKr1.4bn, in accordance with the transition provisions. The adjustment reflects part of the interest due to the company as a result of the return on equity over a period of years being low relative to the return generated on investments.

Danica's assets and liabilities are marked to market and are still recognised in Danske Bank's accounts at their net asset value.

Principles of consolidation

The consolidated accounts comprise the accounts of Danske Bank and of companies in which the Group holds more than 50% of the voting rights, apart from the insurance subsidiaries, which according to Danish legislation may not be consolidated. Companies acquired in the course of participation in restructuring are not consolidated.

The consolidated accounts are prepared by consolidating items of the same nature and eliminating intra-group income and expenses, share holdings and accounts. The accounts of the consolidated subsidiaries are prepared in accordance with the Group's accounting policies. The accounts of the insurance group are prepared in accordance with the Danish Insurance Business Act and the executive order on the consolidated accounts of insurance companies and pension funds. The "Profit before tax" of the insurance group is included in the consolidated accounts in the item "Income from associated and subsidiary undertakings", while the tax for the year is carried under the item "Tax".

Companies acquired are included in the consolidated accounts as from the acquisition date. New acquisitions are made up at their net asset value at the date of acquisition in compliance with the Group's accounting policies. If the purchase price exceeds the net asset value, remaining positive differences (goodwill on acquisition) are capitalised and amortised over the economic life of the asset, however, not exceeding 20 years.

The profit or loss of subsidiaries disposed of is included in the profit and loss account until the date of disposal. Any gains or losses on sales of subsidiaries are calculated as the difference between the sales amount and the net asset value at which they are recorded in the subsidiary undertakings at the date of disposal with the addition of any unamortised goodwill or goodwill previously charged directly to shareholders' equity in the year of acquisition. Any gains or losses are included in the profit and loss account under "Other operating income".

Translation of foreign currencies

Assets and liabilities in foreign currency are expressed in Danish kroner at the rates of exchange published by Danmarks Nationalbank at the end of the year. Currencies for which Danmarks Nationalbank does not publish rates of exchange are stated at estimated rates of exchange.

Income and expenses in foreign currencies are translated into Danish kroner using the exchange rates prevailing at the time of booking. The income and expenses of Danske Bank's foreign branches and subsidiaries are translated at the rates prevailing at the end of the year.

Income recognition

Income and expenses are accrued over the lifetime of the transactions and included in the profit and loss account with the amounts relevant to the accounting period. Fees are normally taken to income when received.

Interest on non-performing loans is not booked as income if the interest is considered to be irrecoverable.

Loans and advances, guarantees, and amounts due from credit institutions and central banks

The assets, including mortgage loans, lease assets and financial instruments, are subject to continuous critical evaluation to identify potential risks. Identified losses, including those relating to payment problems in heavily indebted and politically unstable countries, are charged to expense in the profit and loss account under "Provisions for bad and doubtful debts" either as realised losses or as loss provisions. When a loss is considered to be realised, the corresponding provisions are transferred from the provisions account and the loss is written off.

Fixed-rate uncallable loans and amounts due to the Bank are stated at the lower of their current outstanding amounts or the market value prevailing at the balance sheet date. Certain loans on which the interest rate risk has been hedged by corresponding fixed-rate liabilities or by derivatives are, however, not market value adjusted.

The market value adjustment of fixed-rate loans and amounts due to the Bank is incorporated in the profit and loss account under "Securities and foreign exchange income".

Mortgage loans

Mortgage loans are booked in the balance sheet under the item "Loans and advances" at nominal value, i.e. inclusive of the amortisation account for cash loans. Index-linked loans are stated on the basis of the December 31 index. Other loans (reserve fund mortgages, etc.) are stated at cost or at an estimated lower value.

Repo and reverse repo transactions

In connection with repo transactions, which consist of a sale of securities to be repurchased at a later date, the securities remain on the balance sheet and are subject to interest payment and value adjustment. The amounts received are carried as deposits and specified in the notes. Purchases of securities to be resold at a later date, called reverse repo transactions, are included as loans and advances secured by the securities in question and are specified in the notes.

Lease assets

Lease assets are included in the balance sheet under "Loans and advances" and are valued at cost less depreciation. Depreciation is computed, using the actuarial method taking into account the residual useful life of each asset. Thus, the acquisition price less any estimated residual value is written off over the lease period. In addition, property leases are valued on the basis of the current value of the relevant property.

Current income from lease assets (lease rentals less depreciation) is stated under "Interest income". Profits or losses on the sale of lease assets at expiry are booked under "Other operating income". Value adjustment of property leases is booked under "Securities and foreign exchange income".

Securities (current investments)

Listed securities, including the Group's holdings of own bonds and shares, are stated at the market value at the end of the year.

Unlisted securities are stated at the lower of cost or market value at the balance sheet date. Unlisted units of unit trusts are stated at the net asset value calculated by the unit trust.

The calculated value adjustments are included in the profit and loss account under "Securities and foreign exchange income" and specified in the notes.

Holdings in associated undertakings and other significant holdings

Holdings in associated undertakings comprise shares and other holdings constituting shareholders' equity in companies in which the Group holds not less than 20% and not more than 50% of the voting rights and also has a significant influence on the company's financial management and operations.

Other significant holdings comprise holdings representing an interest of not less than 20% and not more than 50% in companies that are not associated undertakings due to limitations on voting rights, etc.

Holdings in associated undertakings and other significant holdings are, as a general rule, valued using the equity method. The proportionate share of the profit after tax of the individual undertakings is taken up under "Income from associated and subsidiary undertakings". However, some holdings are assessed at a lower value on the basis of a conservative estimate.

Holdings in subsidiary undertakings

Holdings in subsidiary undertakings comprise shares and other holdings constituting shareholders' equity in companies in which the Group holds more than 50% of the voting rights.

Shares in subsidiary undertakings are valued using the equity method. The proportionate share of the pre-tax profit or loss of the individual companies is included under "Income from associated and subsidiary undertakings". The proportionate tax charge from the undertakings is included under "Tax".

Intangible assets
Intangible assets, including lease premiums, franchise rights and leasehold improvements, are charged fully to expense in the year of acquisition. Goodwill acquired after January 1, 2002, is recognised at cost less amortisation and write-downs. Amortisation is made according to the straight-line method over the expected useful life of the goodwill, although only up to a maximum of 20 years.

Tangible assets
Property and property improvements are stated at cost less any depreciation and write-downs. Properties whose market value, at a conservative estimate, is considerably higher than the cost price are revalued to the higher value if this higher value is considered to be of a permanent nature and does not exceed the public valuation. The revaluation is recorded as a revaluation reserve under shareholders' equity.

Properties taken over in connection with the settlement of a debt and other properties whose market value must be considered to be permanently lower than the cost price are written down to the lower value.

Property is written off using the straight-line method on the basis of the property's expected scrap value and its estimated useful life of 20-50 years. Residential properties and listed buildings are, however, written off over 75 years. A few properties are held under long-term leases. These properties are depreciated annually on a progressive scale.

Machinery and equipment, etc., are entered in the balance sheet at cost less depreciation using the straight-line method. Depreciation is based on the estimated useful life of the asset, although only up to a maximum of three years. IT acquisitions worth less than DKr100,000 are written off fully in the year of acquisition.

Own shares
Own shares are recognised at market value at the end of the year. Calculated market value adjustments are stated in the profit and loss account under "Securities and foreign exchange income".

An amount corresponding to the market value is set aside under "Shareholders' equity", "Reserve for own shares".

Own shares acquired with a view to reducing the share capital are stated at nil. The acquisition price is charged directly to shareholders' equity.

Derivatives
Derivatives are entered at market value. The positive or negative gross market value is stated under "Other assets" or "Other liabilities", as the case may be, irrespective of any netting agreements.

Derivatives employed to cover the interest rate risk on fixed-rate assets or fixed-rate liabilities are not included in the balance sheet but are specified in the notes.

Interest in connection with interest rate and currency swaps, and premiums on forward securities and foreign exchange transactions are included under "Interest income", and calculated changes in the market value are entered in the profit and loss account under "Securities and foreign exchange income" and specified in the notes.

Tax
Danske Bank is taxed jointly with the majority of those of its Danish subsidiaries that have been wholly owned for the full year.

The calculated Danish tax on the profit for the year is allocated to the jointly-taxed Danish companies in accordance with the full allocation method. The calculated tax on the profit for the year in Denmark and abroad is expensed under "Tax".

The jointly taxed companies pay Danish corporation tax under the scheme for payment of tax on account.

Issued bonds
Bonds issued are entered in the balance sheet at nominal value. Any premium or discount at the time of issue is accrued over the maturity of the bonds.

Mortgage bonds issued are entered at nominal value.

Index-linked bonds are stated on the basis of the December 31 index.

Deferred tax
Deferred tax resulting from timing differences between the booking of income/charges for tax and for accounting purposes, as the case may be, is posted to the balance sheet and shown as a liability under "Provisions for obligations" or as an asset under "Other assets". Deferred tax includes both Danish and foreign tax liabilities, and is based on current tax rates. Changes in deferred tax during the year are expensed or recorded as income, as appropriate, in the profit and loss account.

Pension commitments
The Group's pension commitments are covered by payments made to insurance companies, pension funds, etc. Such payments are expensed when they are made. Certain foreign pension commitments are not covered, but provisions are made on the basis of an actuarial calculation.

Share-based incentive programmes
The Group's share-based incentive programmes consist of share options, conditional shares and employee shares. If the market price exceeds the allotment price, the difference will be expensed as salary costs at the time of allotment. Subsequent adjustment of the Group's obligations is made under "Securities and foreign exchange income" under earnings from investment portfolios. The Group's obligations are entered under "Other liabilities".

The Group's obligations are secured by its holding of own shares which are valued at market value. Market value adjustment of own shares is also included in earnings from investment portfolios.

Cash flow statement
The cash flow statement shows cash flows for the year and cash and cash equivalents at the beginning of the year and at the end of the year. The cash flow statement is presented using the indirect method and based on the net profit for the year. Cash flows include securities and foreign exchange income.

The cash flows from operating activities are made up as the net profit for the year adjusted for non-cash items in the profit and loss account and increases/decreases in the working capital.

Cash flows from investing activities include acquisitions and disposals of fixed assets, companies and securities, etc. Cash flows from financing include dividend payments and movements in shareholders' equity and subordinated debt.

Cash and cash equivalents include marketable securities adjusted for bonds bought and sold in connection with repo transactions.

Intercompany trading
The Danske Bank Group consists of a number of independent legal entities. Intra-group transactions and services are settled on market terms or on a cost reimbursement basis. Except for insignificant transactions, all transactions are based on contracts between the entities.

Segmental reporting
The Annual Report discloses information on the Group's primary segments, which are the business areas into which the Group is organised and which are the subject of independent management reporting. Segmental information is disclosed in accordance with the Group's accounting policies and comprises the Group's core earnings before provisions, risk-weighted items and allocated capital.

Inter-segmental transactions and services are settled at market prices. Costs incurred centrally, including the cost of management support, administrative and back-office functions, are allocated to the business areas on the basis of market prices, where available. Other costs, including common costs, are allocated according to an assessment of each business area's proportionate share in the Group's activities.

Group equity capital is allocated to individual business areas at a ratio of 6.5% of their average risk-weighted items, calculated in accordance with the regulations of the Danish Financial Supervisory Authority. Insurance companies are subject to specific statutory capital adequacy rules. Consequently, the equity capital allocated to the insurance business represents the statutory minimum solvency margin. The Group allocates interest income to each business area representing the benefit of holding equity. This equity benefit is calculated by reference to the short-term money market rate.

The management of the Group's investment portfolios is considered an independent segment, which is made up in accordance with the principles stated above. Earnings from investment portfolios are not included in core earnings.

Moreover, the Group's gross income, core earnings before provisions, total assets and number of staff are segmented by geographical region. Geographical segmentation is made on the basis of the location where the individual transactions are recorded, as provided for in Danish accounting legislation. The secondary segmentation is not based on the principles of allocated capital.

Differences between these accounting policies and Danish accounting standards
The Annual Report has been prepared in compliance with the Danish accounting standards with the following variations stipulated by the executive order on bank accounts:

According to Danish legislation, insurance subsidiaries are not consolidated. According to the Danish accounting standards, group accounts comprise the parent company and all subsidiaries.

The accounts of foreign units are converted at the exchange rate in force at the balance sheet date. According to the Danish accounting standards, income and expense items are translated at the exchange rates in force at the date of the transaction.

Profit and loss account for Danske Bank Group

Note	(DKr m)	2002	2001
2	Interest income	70,357	79,787
3	Interest expense	51,334	61,181
	Net interest income	19,023	18,606
	Dividends from shares, etc.	227	441
4	Fee and commission income	7,390	7,813
	Fees and commissions paid	1,335	1,571
	Net interest and fee income	25,305	25,289
5	Securities and foreign exchange income	675	1,563
6	Other operating income	1,230	1,260
7-9	Staff costs and administrative expenses	15,009	15,503
10,20	Amortisation, depreciation and write-downs	591	891
	Other operating expenses	34	22
	Provisions for bad and doubtful debts	1,420	1,752
11	Income from associated and subsidiary undertakings	1,008	1,446
	Profit on ordinary operations before tax	11,164	11,390
12	Tax	2,922	2,677
	Net profit for the year	8,242	8,713
	Attributable to minority interests	-	-

Balance sheet for Danske Bank Group

Note	(DKr m)	2002	2001
	ASSETS		
	Cash in hand and demand deposits with central banks	17,565	9,566
14,30-31	Due from credit institutions and deposits with central banks	199,620	140,250
15,30-32	Loans and advances	948,346	924,021
17,31-32	Bonds	422,680	343,078
18,19	Shares, etc.	9,572	12,357
19	Holdings in associated undertakings, etc.	1,673	1,421
19	Holdings in subsidiary undertakings	11,604	9,644
21	Tangible assets	6,269	6,459
22	Own shares	732	810
23	Other assets	132,510	89,864
	Prepayments	982	1,112
13	Total assets	1,751,553	1,538,582
	LIABILITIES		
24,30-31	Due to credit institutions and central banks	319,573	241,042
25,30-32	Deposits	427,940	400,491
26,31-32	Issued bonds	699,745	673,454
27	Other liabilities	210,609	131,927
	Deferred income	624	674
28	Provisions for obligations	1,524	2,128
29,32	Subordinated debt	31,210	31,765
	Minority interests	9	10
	Shareholders' equity		
	Share capital	7,320	7,320
	Share premium account	-	1,227
	Reserve for own shares	732	810
	Revaluation reserve	38	50
	Brought forward from prior years	47,367	42,448
	Appropriated from net profit for the year	4,862	5,236
	Total shareholders' equity	60,319	57,091
	Total liabilities	1,751,553	1,538,582
	OFF-BALANCE-SHEET ITEMS		
33	Guarantees, etc.	85,357	91,852
34	Other commitments	95,768	90,536
	Total off-balance-sheet items	181,125	182,388

Profit and loss account for Danske Bank

Note	(DKr m)	2002	2001
2	Interest income	37,343	44,784
3	Interest expense	23,843	31,414
	Net interest income	13,500	13,370
	Dividends from shares, etc.	196	349
4	Fee and commission income	6,351	6,908
	Fees and commissions paid	1,053	1,322
	Net interest and fee income	18,994	19,305
5	Securities and foreign exchange income	165	1,188
6	Other operating income	871	891
7-9	Staff costs and administrative expenses	11,547	12,071
10,20	Amortisation, depreciation and write-downs	508	787
	Other operating expenses	27	2
	Provisions for bad and doubtful debts	1,312	1,507
11	*Income from associated and subsidiary undertakings*	4,528	4,373
	Profit on ordinary operations before tax	11,164	11,390
12	Tax	2,922	2,677
	Net profit for the year	8,242	8,713

PROPOSAL FOR ALLOCATION OF PROFITS		
Net profit for the year	8,242	8,713
Brought forward from prior years	-	-
Total amount to be allocated	8,242	8,713
Dividends	3,477	3,477
Profit retained	4,765	5,236
Total allocation	8,242	8,713

Balance sheet for Danske Bank

Note	(DKr m)	2002	2001
	ASSETS		
	Cash in hand and demand deposits with central banks	11,380	7,477
14,30-31	Due from credit institutions and deposits with central banks	249,655	180,404
15,30-32	Loans and advances	404,387	411,402
17,31-32	Bonds	288,455	235,477
18,19	Shares, etc.	9,257	11,752
19	Holdings in associated undertakings, etc.	1,273	989
19	Holdings in subsidiary undertakings	44,533	40,202
21	Tangible assets	4,879	4,967
22	Own shares	732	810
23	Other assets	124,312	79,777
	Prepayments	879	1,059
	Total assets	1,139,742	974,316
	LIABILITIES		
24,30-31	Due to credit institutions and central banks	336,137	269,511
25,30-32	Deposits	394,712	373,705
26,31-32	Issued bonds	125,437	128,034
27	Other liabilities	191,745	113,883
	Deferred income	532	549
28	Provisions for obligations	358	1,039
29,32	Subordinated debt	30,502	30,504
	Shareholders' equity		
	Share capital	7,320	7,320
	Share premium account	-	1,227
	Reserve for own shares	732	810
	Revaluation reserve	38	50
	Brought forward from prior years	47,367	42,448
	Appropriated from net profit for the year	4,862	5,236
	Total shareholders' equity	60,319	57,091
	Total liabilities	1,139,742	974,316
	OFF-BALANCE-SHEET ITEMS		
33	Guarantees, etc.	195,361	191,810
34	Other commitments	88,044	86,537
	Total off-balance-sheet items	283,405	278,347

Capital

MOVEMENTS IN THE CAPITAL OF DANSKE BANK IN 2002 (DKr m)	Beginning of year	Capital reduction	Other additions	Other disposals	End of year
Share capital	7,320	-	-	-	7,320
Share premium account	1,227	-1,227	-	-	-
Reserve for own shares	810	-	-	-78	732
Revaluation reserve	50	-	-	-12	38
Profit brought forward	47,684	1,227	6,318	-3,000	52,229
Total shareholders' equity	57,091	-	6,318	-3,090	60,319

The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 719,314,404 in 2002. At the end of 2002, the number of outstanding shares stood at 711,675,849.

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	2002	2001
Shareholders' equity at January 1	57,091	50,906
One-off adjustments regarding insurance activities	1,369	-
Reduction of own shares	-3,000	-
Capital increase	-	1,321
Reversal of revaluation reserve on sale	-12	-
Net profit for the year	8,242	8,713
Dividends	-3,477	-3,477
Dividends on own shares	97	-
Other	9	-372
Shareholders' equity, at December 31	60,319	57,091
Minority interests at January 1	10	983
Foreign exchange revaluation	-1	-
Redemption of minority interests	-	-973
Minority interests at December 31	9	10

CAPITAL BASE AND SOLVENCY RATIO (DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
Core capital, less statutory deductions	58,654	55,177	59,419	56,021
Eligible subordinated debt and revaluation reserve	29,590	29,835	29,124	29,221
Statutory deduction for insurance subsidiaries	-6,560	-6,208	-6,556	-6,199
Other statutory deductions	-384	-345	-384	-345
Supplementary capital, less statutory deductions	22,646	23,282	22,184	22,677
Total capital base, less statutory deductions	81,300	78,459	81,603	78,698
Weighted items				
not included in trading portfolio	700,698	693,499	474,811	488,744
with market risk included in trading portfolio	73,452	66,159	69,100	60,386
Total weighted items	774,150	759,658	543,911	549,130
Core (tier 1) capital ratio, %	7.58	7.26	10.92	10.20
Solvency ratio, %	10.50	10.33	15.00	14.33
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margin of these companies is deducted from the Group's capital base before the capital base is included in the calculation of its solvency ratio. The consequent reduction in the solvency ratio was 0.8 percentage points at the end of 2002 and 0.7 percentage points at the end of 2001.

Cash flow statement for Danske Bank Group

Note	(DKr m)	2002	2001
	Net profit for the year	8,242	8,713
37	Adjustment for non-cash items in the profit and loss account	57	150
	Net profit for the year adjusted for non-cash items in the profit and loss account	8,299	8,863
	Increase/decrease in working capital		
	Loans and advances and amounts due from credit institutions	-59,140	-71,428
	Deposits and amounts due to credit institutions	105,980	71,068
	Mortgage bonds and other bonds issued	26,290	110,198
	Other working capital	16,970	13,949
	Total	90,100	123,787
	Cash flow from operations	98,399	132,650
	Cash flow from investing activities		
38	Acquisition of business	-	-88
	Sale of business	-	526
	Tangible fixed assets	-138	-545
	Total	-138	-107
	Cash flow from financing		
	Buyback of own shares	-3,000	-
	Subordinated debt	2,296	-1,229
	Dividends	-3,477	-3,221
	Total	-4,181	-4,450
39	Cash and cash equivalents, beginning of year	400,334	276,211
	Cash and cash equivalents of business acquired	-	-3,969
	Increase/decrease in cash and cash equivalents	94,080	128,092
39	Cash and cash equivalents, end of year	494,414	400,334

Credit risk

	DANSKE BANK GROUP				DANSKE BANK			
LOANS, ADVANCES AND GUARANTEES	2002		2001		2002		2001	
BY SECTOR AND INDUSTRY	DKr m	%	DKr m	%	DKr m	%	DKr m	%
Public sector	28,460	2.8	29,022	2.9	15,871	2.6	14,706	2.4
Corporate sector:								
Agriculture, hunting and forestry	32,317	3.1	27,335	2.7	9,136	1.5	8,536	1.4
Fisheries	2,443	0.2	3,597	0.4	855	0.1	2,698	0.4
Manufacturing industries, extraction of raw materials, utilities	99,840	9.7	97,324	9.6	83,143	13.9	82,140	13.6
Building and construction	18,457	1.8	14,905	1.5	10,724	1.8	7,786	1.3
Trade, hotels and restaurants	71,185	6.9	65,489	6.4	41,481	6.9	40,149	6.7
Transport, mail and telephone	34,608	3.3	32,754	3.2	25,337	4.2	26,984	4.5
Credit, finance and insurance	123,643	12.0	70,742	7.0	213,926	35.7	184,637	30.6
Property administration, purchase and sale and business services	178,744	17.3	153,513	15.1	62,004	10.3	57,642	9.6
Other	25,967	2.5	108,797	10.7	24,550	4.1	97,885	16.2
Total corporate sector	587,204	56.8	574,456	56.5	471,156	78.6	508,457	84.3
Retail customers	418,039	40.4	412,395	40.6	112,721	18.8	80,049	13.3
Total	1,033,703	100.0	1,015,873	100.0	599,748	100.0	603,212	100.0
Accumulated provisions								
Provisions against loans, advances and guarantees at December 31	12,819		13,610		10,469		11,142	
Provisions at December 31 against amounts due from credit institutions and other items involving a credit risk	347		472		338		462	
Total accumulated provisions	13,166		14,082		10,807		11,604	
Accumulated provisions against loans, advances and guarantees as a percentage of loans, advances and guarantees at December 31	1.2		1.3		1.7		1.8	
Non-accrual loans and advances to customers and *non-accrual amounts due from credit institutions* at December 31*	4,116		3,484		3,118		2,528	

*) In 2001, this item covered exposures on which the Bank had stopped accruing interest to the customer's account. With effect from 2002, this item includes exposures on which the Bank continues to accrue interest to the customer's account but excludes this interest from interest income in the profit and loss account.

SUBORDINATED CLAIMS (DKr m)				
Subsidiary undertakings				
Credit institutions	-	8	700	700
Loans and advances	-	-	-	-
Bonds	-	-	1,137	640
Other undertakings				
Credit institutions	-	-	-	-
Loans and advances	200	94	200	85
Bonds	309	416	309	416

Liquidity risk

	DANSKE BANK GROUP		DANSKE BANK	
LOANS AND DEPOSITS, ETC., BY TIME TO MATURITY (DKr m)	2002	2001	2002	2001
Due from credit institutions and deposits with central banks				
On demand	19,663	32,565	21,070	34,978
Up to and including 3 months	139,869	84,537	175,182	118,050
Over 3 months and up to and including 1 year	23,281	16,093	31,298	20,959
Over 1 year and up to and including 5 years	11,469	4,101	16,237	2,982
Over 5 years	5,338	2,954	5,868	3,435
Total	199,620	140,250	249,655	180,404
Loans and advances				
On demand	28,270	30,755	30,370	38,530
Up to and including 3 months	219,846	177,016	149,004	117,992
Over 3 months and up to and including 1 year	110,531	176,531	74,609	140,225
Over 1 year and up to and including 5 years	187,326	156,567	79,973	62,830
Over 5 years	402,373	383,152	70,431	51,825
Total	948,346	924,021	404,387	411,402
Due to credit institutions and central banks				
On demand	45,999	52,152	53,953	63,588
Up to and including 3 months	244,622	159,730	253,259	177,112
Over 3 months and up to and including 1 year	27,432	27,639	27,435	27,393
Over 1 year and up to and including 5 years	1,178	1,119	1,143	1,016
Over 5 years	342	402	347	402
Total	319,573	241,042	336,137	269,511
Deposits				
On demand	214,516	198,796	186,742	176,903
Up to and including 3 months	170,518	154,298	165,459	149,156
Over 3 months and up to and including 1 year	4,667	5,919	4,470	5,803
Over 1 year and up to and including 5 years	12,649	12,372	12,592	12,814
Over 5 years	25,590	29,106	25,449	29,029
Total	427,940	400,491	394,712	373,705
Issued bonds, etc.				
Up to and including 3 months	179,806	170,693	87,642	85,074
Over 3 months and up to and including 1 year	86,347	74,083	30,953	36,335
Over 1 year and up to and including 5 years	199,937	148,794	6,216	5,647
Over 5 years	233,655	279,884	626	978
Total	699,745	673,454	125,437	128,034

Market risk

(DKr m)	DANSKE BANK GROUP 2002	2001	DANSKE BANK 2002	2001
Outstanding amounts in foreign currency				
Total assets in foreign currency	663,766	487,173	596,040	470,276
Total liabilities in foreign currency	712,126	516,388	644,596	498,667
Exchange rate indicator 1	2,614	1,532	2,197	1,532
Exchange rate indicator 1 as percentage of core capital less statutory deductions	4.46	2.78	3.70	2.74
Indicator 1 represents the sum of the Group's long currency positions or short currency positions, whichever is the larger.				
Exchange rate indicator 2	49.23	42.27	42.57	42.22
Exchange rate indicator 2 as percentage of core capital less statutory deductions	0.08	0.08	0.07	0.08
Indicator 2 is a more accurate measure of the Group's exchange rate risk than indicator 1 because indicator 2 takes into account the volatility and correlation of the currencies. Thus, indicator 2 represents, with a 99% probability, the maximum amount that the Group risks losing in the course of the following 10 days, provided that the currency position remains unchanged.				
Interest rate risk				
Interest rate risk (according to size) broken down by currency:				
DKK	1,329	1,075	1,333	900
EUR	-732	278	-739	271
USD	159	292	157	291
GBP	29	42	29	42
Other	142	149	137	147
Total	927	1,836	917	1,651

The Danske Bank Group's total interest rate sensitivity - as measured according to the guidelines laid down by the Danish Financial Supervisory Authority - was DKr927m at the end of 2002, or 1.6% of the Group's core capital less statutory deductions. Interest rate sensitivity represents the interest rate risk on short-term and long-term fixed-rate krone and foreign currency assets and liabilities, including mortgages.

In 2001, the amount of the Danske Bank Group's interest rate sensitivity was DKr1,836m, or 3.3% of the Group's core capital less statutory deductions.

Market risk

DERIVATIVES

Specified by remaining life

Danske Bank Group (DKr m)	Three months and below		Over 3 months to 1 year		Over 1 year to 5 years		Over 5 years	
	Notional amount	Net market value	Notional amount	Net market value	Notional amount	Net market value	Notional amount	Net market value
Currency contracts								
Forwards/futures bought	719,117	10,391	359,754	7,742	13,809	165	-	-
Forwards/futures sold	548,787	-13,427	288,048	-10,530	10,392	-242	-	-
Swaps	17,808	-	31,395	-3	140,659	117	85,855	-162
Options bought	22,469	1,042	7,726	630	194	58	-	-
Options written	22,032	-969	9,399	-814	156	-63	-	-
Interest rate contracts								
Forwards/futures bought	132,744	470	306	3	-	-	-	-
Forwards/futures sold	86,363	-388	520	-49	100	-31	-	-
FRAs bought	409,883	-1,256	301,221	-824	20,664	-41	-	-
FRAs sold	364,689	1,435	343,373	869	19,453	35	-	-
Swaps	747,001	-45	762,834	-283	1,195,438	-2,027	510,299	-1,226
Options bought	16,403	34	25,161	224	48,512	555	6,273	53
Options written	22,664	-101	23,393	-225	38,281	-489	8,437	-112
Equity contracts								
Forwards/futures bought	757	473	133	-	-	-	-	-
Forwards/futures sold	775	-469	133	-	4	4	-	-
Options bought	147	144	8,086	24	15,570	122	-	-
Options written	232	-131	8,104	-27	23,508	-114	-	-
Other contracts								
Credit derivatives	-	-	-	-	1,274	-23	-	-

Danske Bank Group (DKr m)	Total 2002		Total 2001		Total 2002		Total 2001	
	Notional amount	Net market value	Notional amount	Net market value	Market value Positive	Market value Negative	Market value Positive	Market value Negative
Currency contracts								
Forwards/futures bought	1,092,680	18,298	1,037,344	-8,968	36,953	18,655	10,479	19,447
Forwards/futures sold	847,227	-24,199	927,060	9,789	19,203	43,402	17,895	8,106
Swaps	275,717	-48	156,256	-3,623	1,368	1,416	469	4,092
Options bought	30,389	1,730	44,056	543	1,730	-	543	-
Options written	31,587	-1,846	45,392	-510	-	1,846	-	510
Interest rate contracts								
Forwards/futures bought	133,050	473	128,656	53	477	4	119	66
Forwards/futures sold	86,983	-468	241,825	13	38	506	53	40
FRAs bought	731,768	-2,121	1,323,263	-3,108	-	2,121	104	3,212
FRAs sold	727,515	2,339	1,317,714	3,038	2,339	-	3,145	107
Swaps	3,215,572	-3,581	2,257,557	-848	49,480	53,061	31,146	31,994
Options bought	96,349	866	160,387	684	866	-	684	-
Options written	92,775	-927	81,722	-557	-	927	-	557
Equity contracts								
Forwards/futures bought	890	473	1,546	857	477	4	869	12
Forwards/futures sold	912	-465	1,644	-958	16	481	26	984
Options bought	23,803	290	27,709	263	290	-	263	-
Options written	31,844	-272	4,116	-305	-	272	-	305
Other contracts								
Credit derivatives	1,274	-23	1,246	-12	-	23	-	12
Total		-9,481		-3,649	113,237	122,718	65,795	69,444

Market risk

DERIVATIVES

Specified by remaining life

Danske Bank	Three months and below		Over 3 months to 1 year		Over 1 year to 5 years		Over 5 years	
(DKr m)	Notional amount	Net market value	Notional amount	Net market value	Notional amount	Net market value	Notional amount	Net market value
Currency contracts								
Forwards/futures bought	713,680	10,358	358,055	7,634	13,608	154	-	-
Forwards/futures sold	545,357	-13,033	286,270	-10,442	10,218	-226	-	-
Swaps	17,808	-	27,973	-9	141,722	6	90,530	-161
Options bought	22,376	1,030	7,641	609	157	45	-	-
Options written	21,939	-1,167	9,314	-793	119	-49	-	-
Interest rate contracts								
Forwards/futures bought	44,278	82	-	-	-	-	-	-
Forwards/futures sold	24,700	-257	320	-47	100	-31	-	-
FRAs bought	408,694	-1,255	301,221	-824	20,664	-41	-	-
FRAs sold	361,026	1,433	343,373	869	19,453	35	-	-
Swaps	747,133	-45	762,960	-259	1,196,700	-1,194	521,851	-835
Options bought	16,039	32	25,060	225	47,959	554	6,166	51
Options written	22,121	-97	23,291	-226	37,866	-484	8,330	-110
Equity contracts								
Forwards/futures bought	713	473	-	-	-	-	-	-
Forwards/futures sold	731	-469	-	-	4	4	-	-
Options bought	146	143	8,081	24	15,570	122	-	-
Options written	231	-130	8,101	-27	23,508	-114	-	-
Other contracts								
Credit derivatives	-	-	-	-	1,273	-23	-	-

Danske Bank	Total 2002		Total 2001		Total 2002		Total 2001	
					Market value		Market value	
(DKr m)	Notional *amount*	Net market *value*	Notional *amount*	Net market *value*	*Positive*	*Negative*	*Positive*	*Negative*
Currency contracts								
Forwards/futures bought	1,085,343	18,146	1,061,727	-8,972	37,158	19,012	10,472	19,444
Forwards/futures sold	841,845	-23,701	952,782	9,709	19,233	42,934	17,758	8,049
Swaps	278,033	-164	155,160	-3,449	1,252	1,416	470	3,919
Options bought	30,174	1,684	44,036	543	1,684	-	543	-
Options written	31,372	-2,009	45,394	-510	-	2,009	-	510
Interest rate contracts								
Forwards/futures bought	44,278	82	57,116	-1	87	5	2	3
Forwards/futures sold	25,120	-335	192,435	3	38	373	3	-
FRAs bought	730,579	-2,120	1,321,230	-3,106	-	2,120	104	3,210
FRAs sold	723,852	2,337	1,316,027	3,037	2,337	-	3,144	107
Swaps	3,228,644	-2,333	2,251,021	-672	49,696	52,029	31,263	31,935
Options bought	95,224	862	160,387	678	862	-	678	-
Options written	91,608	-917	81,722	-555	-	917	-	555
Equity contracts								
Forward/futures bought	713	473	1,107	851	477	4	857	6
Forward/futures sold	735	-465	1,178	-957	15	480	10	967
Options bought	23,797	289	27,669	22	289	-	22	-
Options written	31,840	-271	4,071	-148	-	271	-	148
Other contracts								
Credit derivatives	1,273	-23	1,246	-12	-	23	-	12
Total		-8,465		-3,539	113,128	121,593	65,326	68,865

Market risk

Danske Bank Group	2002		2001		2002		2001	
	Average market value		Average market value		Market value of non-guaranteed contracts		Market value of non-guaranteed contracts	
(DKr m)	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Currency contracts								
Forwards/futures bought	23,717	19,051	16,202	16,731	36,954	18,655	10,479	19,447
Forwards/futures sold	18,549	25,754	15,100	13,688	19,203	43,401	17,895	8,106
Swaps	919	1,254	2,004	6,061	1,368	1,416	469	4,092
Options bought	1,136	-	500	-	1,730	-	543	-
Options written	-	1,178	-	596	-	1,846	-	510
Interest rate contracts								
Forwards/futures bought	298	35	159	44	477	5	98	46
Forwards/futures sold	46	273	34	74	39	505	44	30
FRAs bought	52	2,667	129	2,728	-	2,121	104	3,212
FRAs sold	2,742	53	2,692	129	2,339	-	3,145	107
Swaps	40,315	42,527	27,453	27,317	49,480	53,061	31,146	31,994
Options bought	775	-	564	-	866	-	684	-
Options written	-	742	-	501	-	927	-	557
Equity contracts								
Forwards/futures bought	673	8	536	18	477	-	847	2
Forwards/futures sold	19	733	40	607	-	477	1	933
Options bought	276	-	307	-	134	-	94	-
Options written	-	288	-	265	-	114	-	87
Credit derivatives	-	19	1	-	-	23	-	12
Total market value	89,517	94,582	65,721	68,759	113,067	122,551	65,549	69,135
Total after netting					33,316		31,485	

Danske Bank	2002		2001		2002		2001	
	Average market value		Average market value		Market value of non-guaranteed contracts		Market value of non-guaranteed contracts	
(DKr m)	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Currency contracts								
Forwards/futures bought	23,815	19,228	16,120	16,665	37,158	19,012	10,472	19,444
Forwards/futures sold	18,495	25,492	14,766	13,214	19,233	42,934	17,758	8,049
Swaps	861	2,667	2,004	5,868	1,252	1,416	470	3,919
Options bought	1,114	-	499	-	1,684	-	543	-
Options written	-	1,260	-	596	-	2,009	-	510
Interest rate contracts								
Forwards/futures bought	44	4	26	7	87	5	1	1
Forwards/futures sold	21	187	4	10	38	373	2	-
FRAs bought	52	2,665	125	2,637	-	2,120	104	3,210
FRAs sold	2,740	53	2,596	126	2,337	-	3,144	107
Swaps	40,481	42,312	27,267	27,755	49,699	52,690	31,263	31,935
Options bought	770	-	564	-	862	-	678	-
Options written	-	736	-	500	-	917	-	555
Equity contracts								
Forwards/futures bought	667	5	524	13	477	-	852	1
Forwards/futures sold	11	722	27	592	-	477	4	950
Options bought	156	-	105	-	134	-	15	-
Options written	-	210	-	201	-	114	-	52
Credit derivatives	-	18	1	-	-	23	-	12
Total market value	89,227	95,559	64,627	68,184	112,961	122,090	65,306	68,745
Total after netting					33,972		30,403	

Market risk

UNSETTLED SPOT TRANSACTIONS

Danske Bank Group (DKr m)	Notional amount	Market value Positive	Market value Negative	Total 2002 Net market value
Foreign exchange transactions bought	48,510	27	78	-51
Foreign exchange transactions sold	26,664	57	61	-4
Interest rate transactions bought	26,573	11	2	9
Interest rate transactions sold	27,917	27	86	-59
Equity transactions bought	245	106	6	100
Equity transactions sold	252	2	103	-101
Total	130,161	230	336	-106
Total 2001		298	316	-18

Danske Bank (DKr m)	Notional amount	Market value Positive	Market value Negative	Total 2002 Net market value
Foreign exchange transactions bought	48,096	27	78	-51
Foreign exchange transactions sold	26,250	56	61	-5
Interest rate transactions bought	26,038	33	2	31
Interest rate transactions sold	14,791	3	79	-76
Equity transactions bought	145	105	5	100
Equity transactions sold	168	2	103	-101
Total	115,488	226	328	-102
Total 2001		210	242	-32

	DANSKE BANK GROUP		DANSKE BANK	
POSITIVE MARKET VALUE, AFTER NETTING (DKr m)	2002	2001	2002	2001
Counterparty with risk weighting of 0%	448	200	446	193
Counterparty with risk weighting of 20%	24,849	26,821	25,596	25,899
Counterparty with risk weighting of 100%	8,019	4,464	7,930	4,311
Total	33,316	31,485	33,972	30,403

Notes to the profit and loss account

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE STATUTORY PRESENTATION OF ACCOUNTS

Note	(DKr m)	2002				
1		Core earnings	Trading income	Profit on sale	Earnings from investment portfolios	Total *
	Net interest income	15,658	2,484	-	881	19,023
	Dividends from shares, etc.	154	-	-	73	227
	Fee and commission income	6,112	-31	-	-26	6,055
	Net interest and fee income	21,924	2,453	-	928	25,305
	Trading income/securities and foreign exchange income	2,698	-2,456	-	433	675
	Other operating income	1,124	3	-	103	1,230
	Staff costs and administrative expenses	14,864	-	-	145	15,009
	Amortisation, depreciation and write-downs	591	-	-	-	591
	Other operating expenses	34	-	-	-	34
	Provisions for bad and doubtful debts	1,420	-	-	-	1,420
	Income from associated and subsidiary undertakings	1,319	-	-	-311	1,008
	Profit on ordinary operations before tax	10,156	-	-	1,008	11,164

	2001				
	Core earnings	Trading income	Profit on sale [1]	Earnings from investment portfolios	Total *
Net interest income	16,565	1,486	-	555	18,606
Dividends from shares, etc.	168	-	-	273	441
Fee and commission income	6,240	25	-	-23	6,242
Net interest and fee income	22,973	1,511	-	805	25,289
Trading income/securities and foreign exchange income	3,108	-1,511	-	-34	1,563
Other operating income	1,003	-	257	-	1,260
Staff costs and administrative expenses	15,379	-	-	124	15,503
Amortisation, depreciation and write-downs	891	-	-	-	891
Other operating expenses	5	-	17	-	22
Provisions for bad and doubtful debts	1,752	-	-	-	1,752
Income from associated and subsidiary undertakings	1,223	-	-	223	1,446
Profit on ordinary operations before tax	10,280	-	240	870	11,390

*) The statutory accounting format of the Danish Financial Supervisory Authority
[1]) Profit on sale of subsidiaries

Core earnings comprise the result of customer-related activities, including the trading portfolio and life business.
Earnings from investment portfolios comprise the profits on the proprietary investment portfolios of the banking group and the life business. Shareholders' equity is allocated to core earnings and earnings from investment portfolios of the areas in proportion to their capital requirement.

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP		DANSKE BANK	
		2002	2001	2002	2001
2	**Interest income**				
	Repo transactions with central banks	107	28	63	25
	Central banks	2,512	1,215	2,211	1,186
	Repo transactions with credit institutions	3,248	2,987	3,374	3,120
	Credit institutions	1,314	3,554	914	3,846
	Mortgage loans	26,698	27,594	-	-
	Repo loans and advances	2,311	2,178	2,309	2,178
	Loans and advances	24,043	29,089	19,142	23,719
	Bonds	13,276	13,037	12,211	10,783
	Derivatives				
	Currency contracts	-2,720	-95	-2,426	-149
	Interest rate contracts	-611	-13	-500	-17
	Total derivatives	-3,331	-108	-2,926	-166
	Other interest income	179	213	45	93
	Total	70,357	79,787	37,343	44,784
3	**Interest expense**				
	Repo transactions with central banks	181	30	35	25
	Central banks	2,044	2,412	2,043	2,397
	Repo transactions with credit institutions	3,216	3,111	3,469	3,229
	Credit institutions	2,936	6,402	3,283	6,538
	Repo deposits	1,296	743	1,293	742
	Deposits	11,408	14,251	8,772	11,859
	Mortgage bonds issued	24,968	26,870	-	-
	Other bonds issued	3,534	5,146	3,327	4,685
	Subordinated debt	1,630	2,085	1,580	1,891
	Other interest expense	121	131	41	48
	Total	51,334	61,181	23,843	31,414
4	**Fee and commission income**				
	Guarantee commission	439	469	647	675
	Securities and custody commission	2,738	3,258	2,447	2,928
	Payment services	1,416	1,513	1,361	1,407
	Remortgaging and loan fees	1,381	1,244	915	895
	Other commissions	1,416	1,329	981	1,003
	Total	7,390	7,813	6,351	6,908

Notes to the profit and loss account

		DANSKE BANK GROUP		DANSKE BANK	
Note	(DKr m)	2002	2001	2002	2001
5	**Securities and foreign exchange income**				
	Bonds	2,727	562	2,688	465
	Shares	-2,943	-2,507	-3,184	-2,610
	Fixed-rate loans and advances	157	278	127	206
	Foreign exchange	-322	908	-385	824
	Derivatives				
	Currency contracts	-133	28	-122	28
	Interest rate contracts	-2,140	55	-2,242	45
	Equity contracts	393	332	347	323
	Total derivatives	-1,880	415	-2,017	396
	Adjustment for pooled schemes	2,936	1,907	2,936	1,907
	Total	675	1,563	165	1,188
	Securities and foreign exchange income				
	After adjustment for pooled schemes, securities and foreign exchange income totals:				
	Bonds	2,072	556	2,033	458
	Shares	-285	-565	-526	-668
	Fixed-rate loans and advances	157	278	127	206
	Foreign exchange	611	880	548	796
	Derivatives	-1,880	414	-2,017	396
	Total	675	1,563	165	1,188
6	**Other operating income**				
	Net operating income from property	445	451	300	324
	Profit on sale of subsidiaries and associated undertakings	121	257	103	233
	Other operating income	664	552	468	334
	Total	1,230	1,260	871	891

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
7	**Staff costs and administrative expenses**				
	Salaries and remuneration of Board of Directors and Executive Board				
	Executive Board				
	Salary	10	24	10	24
	Bonus	2	5	2	5
	An amount of DKr20m was paid in 2002 (DKr30m in 2001) to strengthen the capital base of the pension fund which covers the Group's pension commitments to current and former members of the Executive Board and their dependents.				
	Board of Directors				
	Remuneration of the Board of Directors	6	7	6	7
	Remuneration for committee work	3	3	3	3
	Other remuneration	-	-	-	-
	Total	21	39	21	39

Remuneration to the members of the Executive Board and the Board of Directors is calculated as the total remuneration of the individual members and directors in the period in office.

The number of members of the Executive Board and the Board of Directors was reduced in both 2001 and 2002.

Agreements about compensation for a fixed term on termination of directorships have been concluded with a number of Board members.

Executive Board service contracts:

Pensions:
Members of the Executive Board may retire with a life pension by the end of the accounting year in which they attain the age of 60 and are expected to retire, at the latest, by the end of the accounting year in which they attain the age of 62. Pension benefit constitutes 50% of their salary on retirement. The Bank's pension commitment is paid into the pension fund which covers Danske Bank A/S' pension commitments to current and former members of the Executive Board and their dependents.

Termination:
Termination of the service contracts of the members of the Executive Board is subject to 12 months' notice by either party. In case of termination by the Bank, Peter Straarup is entitled to life pension. In case of termination by the Bank, Jakob Brogaard is entitled to 24 months' salary.

(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
Staff costs				
Salaries and remuneration of Board of Directors and Executive Board	21	39	21	39
Salaries	7,592	7,557	6,190	6,193
Pension costs	876	760	767	644
Financial services employer tax, etc.	824	768	672	636
Total	9,313	9,124	7,650	7,512
Other administrative expenses, gross	5,944	6,622	4,145	4,802
Consideration for administrative services from non-consolidated subsidiaries is deducted from other administrative expenses	-248	-243	-248	-243
Other administrative expenses, net	5,696	6,379	3,897	4,559
Total staff costs and administrative expenses	15,009	15,503	11,547	12,071

Notes to the profit and loss account

Note

7 (continued) **Equity-based incentive programme**

Share options

	Number					Market value (DKr m)	
	Executive Board	Senior staff	Other employees	Total	Strike price	At issue	End of year
Allotted in 2001, beg.	139,050	637,900	-	776,950	152.89	26.8	9.4
Cancelled/added	-55,715	-12,335	29,525	-38,525	-	-	-
Allotted in 2001, end	83,335	625,565	29,525	738,425	152.89	25.5	9.0
Allotted in 2002	147,334	1,241,466	-	1,388,800	140.84	47.9	24.1
Cancelled/added	-34,667	-8,000	34,667	-8,000	-	-	-
Allotted in 2002, end	112,667	1,233,466	34,667	1,380,800	140.84	47.6	23.6
Allotted in 2001, end							
Peter Straarup	57,145	-	-	57,145	152.89	2.0	0.7
Jakob Brogaard	26,190	-	-	26,190	152.89	0.9	0.3
Allotted in 2002, end							
Peter Straarup	66,667	-	-	66,667	140.84	2.3	1.2
Jakob Brogaard	46,000	-	-	46,000	140.84	1.6	0.8

Market value is calculated according to the Black & Scholes formula on the basis of the following assumptions: Share price end of year 117.43. Dividend 4%. Volatility 30%. Average time to expiry 3.25/4.25 years.

The lifetime of the share options is seven years from allotment, consisting of a vesting period of three years and an exercise period of four years. The option programme is a three-year revolving programme.

Purchase rights to conditional shares

	Executive Board	Senior staff	Other employees	Total	Strike price	At issue	End of year
Allotted in 2002	10,021	73,435	279,450	362,906		46.5	43.6
Cancelled/added	-2,052	-474	-2,868	-5,394		-	-
Allotted in 2002, end	7,969	72,961	276,582	357,512		45.8	42.0
Allotted in 2002, end							
Peter Straarup	5,247	-	-	5,247		0.7	0.6
Jakob Brogaard	2,722	-	-	2,722		0.3	0.3

Conditional shares, which constitute part of the bonus set for the year, are available three years after allotment subject to continuous employment.

The total number of Danske Bank shares (exclusive of options and rights to buy conditional shares) held by the Board of Directors and the Executive Board was 84,804 at the end of 2002 (2001: 88,207).

Notes to the profit and loss account

		DANSKE BANK GROUP		DANSKE BANK	
Note	(DKr m)	2002	2001	2002	2001
8	**Audit fees**				
	Aggregate fees to the accounting firms elected by the annual general meeting which perform the statutory audit	14	15	7	9
	Of which in respect of services other than auditing	3	5	2	3
	In addition to these fees, considerable costs were incurred in operating the Bank's internal audit department.				
9	**Number of employees**				
	Average number of employees for the accounting year, full-time equivalent:				
	Consolidated companies	17,156	18,000	14,698	15,645
	Non-consolidated companies	849	958	-	-
	Total	18,005	18,958	14,698	15,645
10	**Amortisation and depreciation**				
	Intangible assets	48	46	44	38
	Tangible assets	543	845	464	749
	Total	591	891	508	787
11	**Income from associated and subsidiary undertakings**				
	Income from associated undertakings, etc.	500	221	453	180
	Income before tax from subsidiary undertakings	508	1,225	4,075	4,193
	Total	1,008	1,446	4,528	4,373
12	**Tax (minus denotes an income)**				
	Estimated tax charge on the profit for the year	2,538	2,761	2,538	2,761
	Deferred tax	508	629	508	629
	Tax on provisions	81	104	81	104
	Adjustment of prior-year tax charge	-205	-817	-205	-817
	Total	2,922	2,677	2,922	2,677
	Effective tax rate	%	%	%	%
	The current tax rate of the Danske Bank Group	30.0	30.0	30.0	30.0
	Non-liable income and non-deductible expenses	-3.4	-0.6	-3.4	-0.6
	Difference in tax rate of foreign units from Danish tax rate	1.3	0.4	1.3	0.4
	Re-adjustment of prior-year tax charge	-2.1	-7.2	-2.1	-7.2
	Tax on provisions	0.7	0.9	0.7	0.9
	Other	-0.3	-	-0.3	-
	Effective tax rate	26.2	23.5	26.2	23.5

The tax charge is allocated as follows	Danske Bank	Consolidated subsidiaries	Non-consolidated subsidiaries	Total
Calculated tax on profit for the year	1,871	947	-280	2,538
Deferred tax	134	122	252	508
Tax on provisions	77	4	-	81
Re-adjustment of prior-year tax charge	-218	52	-39	-205
Total	1,864	1,125	-67	2,922

Notes to the profit and loss account

Note

13 **The Group's geographical segments**

(DKr m)	Gross income 2002	Gross income 2001	Core earnings before provisions 2002	Core earnings before provisions 2001	Total assets 2002	Total assets 2001	Total staff 2002	Total staff 2001
Denmark	65,593	75,051	12,924	12,440	1,527,578	1,354,077	15,063	15,733
Finland	555	1,973	-17	31	13,442	9,138	65	88
Germany	285	391	109	104	5,514	10,128	38	37
Hong Kong	-	383	-	37	-	-	-	-
Luxembourg	1,117	1,991	149	242	31,639	36,113	106	131
Norway	6,818	5,628	538	448	80,352	71,637	1,040	1,083
Poland	85	71	27	10	1,276	655	47	41
Singapore	-	253	-	27	-	-	-	-
Sweden	6,760	5,714	84	373	139,412	110,552	1,185	1,158
UK	4,838	6,877	1,011	966	121,292	132,201	193	182
USA	1,939	5,257	321	300	94,255	98,868	71	68
Eliminations	-8,111	-12,725	-3,571	-2,946	-263,207	-284,787		

Geographical segmentation is based on the location where the individual transactions are recorded. The figures for Denmark include funding costs related to investments in foreign activities.

Total gross income comprises interest income, dividends, fee and commission income, securities and foreign exchange income, net, and other operating income.

Notes to the balance sheet

		DANSKE BANK GROUP		DANSKE BANK	
Note	(DKr m)	2002	2001	2002	2001
14	**Due from credit institutions and deposits with central banks**				
	Repo transactions with central banks	4,621	3,316	3,840	3,123
	Other deposits with central banks	77,825	37,080	60,386	20,895
	Repo transactions with credit institutions	79,096	52,437	109,430	74,534
	Other amounts due from credit institutions	38,078	47,417	75,999	81,852
	Total	199,620	140,250	249,655	180,404
15	**Loans and advances**				
	Mortgage loans	469,506	448,159	-	-
	Repo loans and advances	77,461	65,100	77,461	65,072
	Leases	19,737	16,056	14,213	11,544
	Other loans and advances through foreign units	205,982	209,652	133,647	144,953
	Other loans and advances	175,660	185,054	179,066	189,833
	Total	948,346	924,021	404,387	411,402
16	**Loans to management**				
	Loans, loan commitments, pledges, sureties or guarantees established for members of				
	Executive Board	3	3	-	1
	Board of Directors	58	68	28	59
17	**Bonds**				
	Own bonds	118,708	125,322	2,373	1,716
	Other listed bonds	275,876	188,470	258,486	204,829
	Other bonds	28,096	29,286	27,596	28,932
	Total	422,680	343,078	288,455	235,477
18	**Shares, etc.**				
	Current investments:				
	Listed shares	8,230	11,075	8,199	10,761
	Other shares and holdings	1,342	1,282	1,058	991
	Total current investments	9,572	12,357	9,257	11,752
	Fixed investments:				
	Listed shares	-	-	-	-
	Other shares and holdings	-	-	-	-
	Total fixed investments	-	-	-	-
	Total shares, etc.	9,572	12,357	9,257	11,752
	Market value of listed securities exceeds the cost of these securities by a net amount of	2,620	-	1,965	-
	Market value of unlisted securities exceeds the cost of these securities by a net amount of	305	-	204	-

At the end of 2002, the Group had deposited securities for a nominal amount of DKr86,758m with Danish and international clearing centres, etc., as security. In 2001, the corresponding amount was DKr34,176m.

Notes to the balance sheet

Note	(DKr m)	Subsidiary undertakings	Associated undertakings and other significant holdings
19	**Danske Bank Group's financial fixed assets in 2002**		
	Cost, beginning of year	6,293	1,327
	Additions	-	81
	Disposals	133	116
	Cost, end of year	6,160	1,292
	Revaluation and write-downs, beginning of year	3,351	94
	Result	578	500
	Dividends	-	196
	Other movements in capital	1,407	6
	Reversal of revaluation and write-downs	108	-23
	Revaluation and write-downs, end of year	5,444	381
	Holdings in parent companies	-	-
	Book value, end of 2002	11,604	1,673
	of which credit institutions	-	237
	Book value, end of 2001	9,644	1,421
	of which credit institutions	-	181
	Danske Bank's financial fixed assets in 2002		
	Cost, beginning of year	40,296	786
	Exchange rate adjustment	484	-
	Additions	666	70
	Disposals	1,068	30
	Cost, end of year	40,378	826
	Revaluation and write-downs, beginning of year	-94	203
	Exchange rate adjustment	-192	-
	Result	3,018	453
	Dividends	153	185
	Other movements in capital	1,576	6
	Reversal of revaluation and write-downs	-	-30
	Revaluation and write-downs, end of year	4,155	447
	Book value, end of 2002	44,533	1,273
	of which credit institutions	31,362	237
	Book value, end of 2001	40,202	989
	of which credit institutions	28,329	181

Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 is the parent company of Danica Pension. Danica Pension is a life insurance company and the parent company of a life insurance group. The group has an obligation to certain policyholders to restrict transfers to equity if the percentage by which the solvency margin exceeds the statutory solvency requirement is higher than the percentage maintained by Statsanstalten for Livsforsikring (now Danica Pension) prior to the privatisation of this company in 1990. In addition, it is the intention not to distribute dividends for a period of at least 25 years as from 1990. Paid-up share capital may, however, be distributed, and interest thereon may be distributed after 2000.

Notes to the balance sheet

Note	Intangible assets (DKr m)	DANSKE BANK GROUP Intangible assets	DANSKE BANK GROUP Goodwill	DANSKE BANK Intangible assets	DANSKE BANK Goodwill
20	Cost, beginning of year	-	-	-	-
	Additions	-	-	-	-
	Disposals	-	-	-	-
	Cost, end of year	-	-	-	-
	Amortisation, end of year	-	-	-	-
	Book value, end of 2002	-	-	-	-
	Book value, end of 2001	-	-	-	-
	Furthermore, amounts fully written off at the time of acquisition during the accounting year total	48	-	44	-
	In 2001, the total amount fully written off at the time of acquisition was	46	372	38	372

Note	Tangible assets (DKr m)	DANSKE BANK GROUP Land and buildings	DANSKE BANK GROUP Machinery, equipment	DANSKE BANK Land and buildings	DANSKE BANK Machinery, equipment
21	Cost, beginning of year	7,509	2,325	5,703	1,991
	Other additions	53	-	-	-
	Additions during year	179	201	164	170
	Disposals during year	413	345	167	311
	Exchange rate adjustment	19	13	-	-4
	Cost, end of year	7,347	2,194	5,700	1,846
	Revaluation, beginning of year	480	-	406	-
	Reversal of revaluation during year	28	-	21	-
	Revaluation, end of year	452	-	385	-
	Depreciation and write-downs, beginning of year	1,971	1,919	1,447	1,686
	Other additions	3	-	-	-
	Depreciation during year	52	255	37	219
	Write-downs during year	5	-	2	-
	Reversal of depreciation and write-downs	138	328	29	306
	Exchange rate adjustment	7	12	-	-4
	Depreciation and write-downs, end of year	1,900	1,858	1,457	1,595
	Book value, end of 2002	5,899	336	4,628	251
	Property temporarily taken over, end of 2002 (mortgage loans)	34			
	Book value, end of 2001	6,018	406	4,662	305
	Latest public land assessment (non-assessed properties included at cost)	6,897		5,622	
	Furthermore, machinery and equipment, etc., acquired during the accounting year were fully written off at the time of acquisition, by a total amount of		231		206
	In 2001, the total amount fully written off at the time of acquisition was		417		387

Notes to the balance sheet

		DANSKE BANK GROUP		DANSKE BANK	
Note	(DKr m)	2002	2001	2002	2001
22	**Own shares taken up at market value**				
	Number of own shares (in thousands)	6,235	5,998	6,235	5,998
	Nominal holding of own shares	62	60	62	60
	Book value	732	810	732	810
	Of which pooled schemes	418	569	418	569
	Percentage of share capital at December 31	0.9	0.8	0.9	0.8
	Own shares recognised at nil				
	Own shares acquired with the object of reducing the share capital are written down to nil against shareholders' equity.				
	Number of own shares (in thousands)	20,324	-	20,324	-
	Nominal holding of own shares	203	-	203	-
	Cost	3,000	-	3,000	-
	Percentage of share capital at December 31	2.8	-	2.8	-
23	**Other assets**				
	Positive market value of derivatives	113,467	66,093	113,354	65,536
	Interest and commission due	13,009	14,447	7,633	9,056
	Other assets	6,034	9,324	3,325	5,185
	Total	132,510	89,864	124,312	79,777
24	**Due to credit institutions and central banks**				
	Repo transactions with central banks	833	3,173	833	3,173
	Due to central banks	81,291	59,172	81,291	59,172
	Repo transactions with credit institutions	82,446	59,893	81,559	65,747
	Due to credit institutions	155,003	118,804	172,454	141,419
	Total	319,573	241,042	336,137	269,511
25	**Deposits**				
	On demand	214,755	198,134	186,742	176,903
	At notice	7,447	7,421	5,287	4,785
	Time deposits	139,797	126,075	136,845	123,165
	Repo deposits	17,034	16,803	16,931	16,794
	Special deposits	48,907	52,058	48,907	52,058
	Total	427,940	400,491	394,712	373,705
26	**Issued bonds**				
	Mortgage bonds	567,912	536,352	-	-
	Other bonds	131,833	137,102	125,437	128,034
	Total	699,745	673,454	125,437	128,034
27	**Other liabilities**				
	Negative market value of derivatives	123,054	69,760	121,922	69,106
	Repurchase obligation, reverse transactions	39,399	19,832	39,399	19,832
	Accrued interest and commission	18,303	19,820	2,700	5,297
	Dividends from the share capital for the year	3,380	3,477	3,380	3,477
	Other liabilities	26,473	19,038	24,344	16,171
	Total	210,609	131,927	191,745	113,883
28	**Provisions for obligations**				
	Reserves in early series subject to a reimbursement obligation	832	920	-	-
	Pensions and similar obligations	285	234	101	74
	Cases pending	103	229	87	223
	Other provisions for obligations	304	745	170	742
	Total	1,524	2,128	358	1,039

Notes to the balance sheet

Note

29 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and other capital instruments which, in case of the Bank's voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met. The capital base ("liable capital"), as calculated in accordance with sections 21a and 22 of the Danish Banking Act, includes subordinated debt.

Subordinated loan capital

Nominal amount	Million	Rate of interest	Issued	Maturity	Redemption price	2002 DKr m	2001 DKr m
Redeemed loans						-	138
Total subordinated loan capital issued by Danske Bank						-	138
Subordinated loan capital issued by subsidiaries							
Redeemed loans						-	420
Total subordinated loan capital issued by the Danske Bank Group						-	558
Capital instruments included in the capital base							
Redeemed loans							3,827
USD	200	6.55	23/9 1993	2003	100	1,416	1,682
USD	200	7.25	21/6 1995	2005	100	1,416	1,682
DKK	100	8.93	5/12 1993	2006	100	100	100
USD	300	floating	4/6 1996	2006	100	2,125	2,523
JPY	10,000	6.30	14/9 1992	2007	100	597	641
DKK	75	6.00	30/9 1999	2007	100	75	75
GBP	125	floating	22/7 1996	2007	100	1,425	1,523
GBP	75	floating	22/10 1996	2007	100	855	914
EUR	150	floating	24/11 1999	2007	100	1,114	1,115
USD	300	6.375	17/6 1998	2008	100	2,125	2,523
USD	300	floating	4/4 1997	2009	100	2,125	2,523
USD	500	7.40	11/6 1997	2010	100	3,541	4,205
EUR	700	5.75	26/3 2001	2011	100	5,197	5,205
GBP	150	floating	25/5 2001	2014	100	1,710	1,828
EUR	400	5.875	26/3 2002	2015	100	2,970	-
EUR	500	5.125	12/11 2002	2012	100	3,711	-
Total value of capital instruments constituting supplementary capital issued by Danske Bank						30,502	30,366
Capital instruments issued by subsidiaries included in the Group's capital base							
USD	100	floating	3/3 1997	perpetual	100	708	841
Total value of capital instruments constituting supplementary capital of subsidiaries						708	841
Total subordinated debt of the Danske Bank Group						31,210	31,765
The capital base includes subordinated debt in the amount of							
Danske Bank Group						29,552	29,784
Danske Bank						29,086	29,170

The cost of repaying and issuing subordinated debt amounts to DKr18m in 2002.
In 2001, the corresponding amount was DKr32m.

Notes to the balance sheet

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
30	**Genuine sale and repurchase transactions as well as genuine purchase and resale transactions (repo/reverse transactions)**				
	Genuine purchase and resale transactions included in:				
	Amounts due from credit institutions and deposits with central banks	83,717	55,753	113,270	77,657
	Loans and advances	77,461	65,100	77,461	65,072
	Genuine sale and repurchase transactions included in:				
	Amounts due to credit institutions and central banks	83,279	63,066	82,392	68,920
	Deposits	17,034	16,803	16,931	16,794
	Assets sold in the context of genuine sale and repurchase transactions:				
	Bonds	101,127	79,901	99,328	85,262
	Unsettled genuine purchase and resale transactions	26,022	20,757	24,674	20,447
	Unsettled genuine sale and repurchase transactions	8,551	6,054	8,221	6,054

Note		Subsidiary undertakings		Associated undertakings and other significant holdings	
31	**Amounts due from and due to subsidiary and associated undertakings, etc.**				
	Amounts due to Danske Bank from subsidiary and associated undertakings, etc., and amounts due from the Bank to these undertakings break down as follows:				
	Due from credit institutions and deposits with central banks	73,993	63,568	21	21
	Loans and advances	10,001	12,054	515	405
	Bonds	33,112	43,154	-	3
	Total assets	117,106	118,776	536	429
	Due to credit institutions	19,339	31,815	8	7
	Deposits	1,265	2,748	437	231
	Issued bonds*	73,305	66,057	-	-
	Total liabilities	93,909	100,620	445	238

*) This amount represents funds from Danske Corporation resulting from the sale of commercial paper notes in the US market.

Notes to the balance sheet

Note

32 **Market value adjustment**

The Danske Bank Group continuously monitors the hedging of the interest rate risk on the Group's portfolio of fixed-rate assets and liabilities. The portfolio of assets and the liabilities are hedged in full or in part by means of derivatives so that, for each currency, the interest rate risk on the hedged portfolio of assets and the liabilities corresponds to the interest rate risk, for each currency, on the derivatives employed for hedging them.

Under Danish accounting regulations applying to banks and savings banks, part of the Group's fixed-rate assets (loans and advances as well as unlisted bonds) must be valued at cost or lower. Revaluation to a market value in excess of cost is consequently not allowed. For some of these assets, the interest rate risk has been hedged by derivatives (swaps), and, in accordance with the accounting regulations, no value adjustment of these instruments has been made. Consequently, the Group did not expense DKr1,804m in 2002 and DKr756m in 2001.

The interest rate risk on the fixed-rate liabilities, which are not value adjusted under Danish accounting regulations, is hedged by derivatives (swaps) in respect of long-term liabilities. Market value adjustment of these derivatives employed for hedging purposes is not allowed. Consequently, the Group did not book income of DKr2,918m in 2002 and DKr1,064m in 2001.

(DKr m)	2002				2001		
Danske Bank Group	Purchase price	Book value	Market value	Nominal/ Notional amount	Book value	Market value	Nominal/ Notional amount
Assets							
Loans and advances	53,509	53,509	55,293	53,419	51,585	52,341	51,585
Bonds	18,398	18,398	18,418	17,594	12,024	12,024	12,078
Total	71,907	71,907	73,711	71,013	63,609	64,365	63,663
Derivatives hedging interest rate risks							
Swaps			1,804	70,856		756	62,925
Liabilities							
Deposits	-	1,206	1,341	1,206	8,326	8,618	8,326
Issued bonds, etc.	-	5,538	5,970	5,538	6,610	6,814	6,610
Subordinated debt	-	21,024	23,376	21,024	16,125	16,693	16,125
Total	-	27,768	30,687	27,768	31,061	32,125	31,061
Derivatives hedging interest rate risks							
Swaps			2,918	27,769		1,064	30,965

Fixed-rate loans granted by the mortgage finance business are funded through the issue of mortgage bonds, which are not value adjusted. In accordance with a ruling given by the Danish Financial Supervisory Authority, fixed-rate mortgage loans are not value adjusted either. Therefore, the fixed-rate assets and liabilities listed above do not include fixed-rate mortgage loans and mortgage bonds issued.

(DKr m)	2002				2001		
Danske Bank	Purchase price	Book value	Market value	Nominal/ Notional amount	Book value	Market value	Nominal/ Notional amount
Assets							
Loans and advances	47,077	47,077	48,427	47,077	40,726	41,329	40,726
Bonds	18,398	18,398	18,417	17,594	12,024	12,024	12,078
Total	65,475	65,475	66,844	64,671	52,750	53,353	52,804
Derivatives hedging interest rate risks							
Swaps			1,369	65,264		603	52,550
Liabilities							
Deposits	-	1,206	1,341	1,206	8,326	8,618	8,326
Issued bonds, etc.	-	3,647	4,055	3,647	4,920	5,093	4,920
Subordinated debt	-	21,024	23,375	21,024	16,125	16,693	16,125
Total	-	25,877	28,771	25,877	29,371	30,404	29,371
Derivatives hedging interest rate risks							
Swaps			2,894	25,878		1,033	29,369

Notes to off-balance-sheet items

		DANSKE BANK GROUP		DANSKE BANK	
Note	(DKr m)	2002	2001	2002	2001
33	**Guarantees, etc.**				
	Financial guarantees	21,745	27,633	61,907	64,333
	Other guarantees	61,920	62,552	131,762	125,810
	Acceptances and endorsements, etc.	1,692	1,667	1,692	1,667
	Total	85,357	91,852	195,361	191,810
34	**Other commitments**				
	Irrevocable loan commitments	91,722	86,259	86,867	84,371
	Other commitments	4,046	4,277	1,177	2,166
	Total	95,768	90,536	88,044	86,537

35 **Contingent liabilities**

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits.

The outcomes of the cases pending are not expected to have any material effect on the financial position of the Danske Bank Group.

The Group's pension commitments are covered by ongoing payments made to insurance companies, pension funds, etc. In a few cases, however, the Group may, following an actuarial calculation, be ordered to make further payments. Certain foreign pension commitments are not covered outside the Group, but provisions are made on the basis of an actuarial calculation.

A limited number of employees are employed under terms which grant them an extraordinary severance and/or pension payment in excess of what they would have been entitled to under the ordinary terms of employment if they are dismissed before reaching their normal retirement age.

The Bank is jointly and severally liable for the corporation tax of the jointly taxed companies. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries in relation to financial services employer tax and VAT for which it is jointly and severally liable.

In addition to the deferred tax provided for in the balance sheet, the Bank is liable for deferred tax of DKr192m regarding shares in subsidiary companies held for less than three years. In 2001, the corresponding amount was DKr1,085m.

36 **Related parties**

Danske Bank has no related parties with a significant influence on the Group. Apart from intra-group restructurings effected at market price, no unusual transactions took place with associated or subsidiary undertakings in 2002.

The Danske Bank Group handles IT administration and development, portfolio management and property administration for Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999. Danske Bank also handles a substantial portion of that company's securities trading.

Notes to the cash flow statement

		DANSKE BANK GROUP	
Note	(DKr m)	2002	2001
37	**Adjustment for non-cash items in the profit and loss account, depreciation, and provisions for bad and doubtful debts**		
	Accruals, net	80	-75
	Amortisation, depreciation and write-downs	316	884
	Provisions for bad and doubtful debts	1,420	1,752
	Income from associated and subsidiary undertakings	-1,076	-1,196
	Tax, net	81	1,445
	Other adjustments	-764	-2,660
	Total	57	150
38	**Acquisition of businesses**		
	Breakdown of assets and liabilities acquired:		
	Loans and advances and amounts due from credit institutions	-	84
	Net assets	-	84
	Goodwill on acquisition	-	4
	Total acquisition price	-	88
39	**Cash and cash equivalents**		
	Cash and cash equivalents, beginning of year		
	Cash in hand and demand deposits	4,350	5,924
	Due from credit institutions	48,471	37,842
	Securities	347,513	232,445
	Total	400,334	276,211
	Cash and cash equivalents, end of year		
	Cash in hand and demand deposits	8,972	4,350
	Due from credit institutions	77,823	48,471
	Securities	407,619	347,513
	Total	494,414	400,334

Profit and loss account excluding pooled schemes

	DANSKE BANK GROUP		DANSKE BANK	
(DKr m)	2002	2001	2002	2001
Interest income	69,228	78,523	36,214	43,520
Interest expense	50,069	59,788	22,578	30,022
Net interest income	19,159	18,735	13,636	13,498
Dividends from shares, etc.	91	312	60	221
Fee and commission income	7,390	7,813	6,351	6,908
Fees and commissions paid	1,335	1,571	1,053	1,322
Net interest and fee income	25,305	25,289	18,994	19,305
Securities and foreign exchange income	675	1,563	165	1,188
Other operating income	1,230	1,260	871	891
Staff costs and administrative expenses	15,009	15,503	11,547	12,071
Amortisation, depreciation and write-downs	591	891	508	787
Other operating expenses	34	22	27	2
Provisions for bad and doubtful debts	1,420	1,752	1,312	1,507
Income from associated and subsidiary undertakings	1,008	1,446	4,528	4,373
Profit on ordinary operations before tax	11,164	11,390	11,164	11,390
Tax	2,922	2,677	2,922	2,677
Net profit for the year	8,242	8,713	8,242	8,713

Notes				
Interest income				
Due from credit institutions and deposits with central banks	7,181	7,784	6,562	8,176
Loans and advances	53,051	58,862	21,451	25,897
Bonds	12,147	11,773	11,081	9,520
Total derivatives	-3,331	-109	-2,926	-166
Other	180	213	46	93
Total	69,228	78,523	36,214	43,520
Interest expense:				
Interest on deposits	11,437	13,602	8,799	11,209
Securities and foreign exchange income				
Bonds	2,073	556	2,034	458
Shares	-286	-565	-527	-668
Fixed-rate loans and advances	157	278	127	206
Foreign exchange	611	880	548	796
Derivatives	-1,880	414	-2,017	396
Total	675	1,563	165	1,188

Balance sheet excluding pooled schemes

	DANSKE BANK GROUP		DANSKE BANK	
(DKr m)	2002	2001	2002	2001
ASSETS				
Cash in hand and demand deposits with central banks	17,565	9,566	11,380	7,477
Due from credit institutions and deposits with central banks	199,620	140,250	249,655	180,404
Loans and advances	948,346	924,021	404,387	411,402
Bonds	401,043	320,957	266,818	213,356
Shares, etc.	3,164	3,954	2,849	3,349
Holdings in associated undertakings, etc.	1,673	1,421	1,273	989
Holdings in subsidiary undertakings	11,604	9,644	44,533	40,202
Tangible assets	6,269	6,459	4,879	4,967
Own shares	314	228	314	228
Other assets	132,007	89,406	123,809	79,319
Prepayments	982	1,112	879	1,059
Total assets	1,722,587	1,507,018	1,110,776	942,752
LIABILITIES				
Due to credit institutions and central banks	319,573	241,042	336,137	269,511
Deposits [1]	398,975	369,181	365,747	342,395
Issued bonds	699,745	673,454	125,437	128,034
Other liabilities	210,608	131,673	191,744	113,630
Deferred income	624	674	532	549
Provisions for obligations	1,524	2,128	358	1,038
Subordinated debt	31,210	31,765	30,502	30,504
Minority interests	9	10	-	-
Shareholders' equity	60,319	57,091	60,319	57,091
Total liabilities	1,722,587	1,507,018	1,110,776	942,752
OFF-BALANCE-SHEET ITEMS				
Guarantees, etc.	85,357	91,852	195,361	191,810
Other commitments	95,768	90,536	88,044	86,537
Total off-balance-sheet items	181,125	182,388	283,405	278,347
[1]) Of which cash deposits from pooled pension fund deposits	1,178	1,356	1,178	1,356

Pooled schemes

	DANSKE BANK					
	Pension fund deposits		Child savings		Total	Total
(DKr m)	2002	2001	2002	2001	2002	2001
PROFIT AND LOSS ACCOUNT						
Interest income						
Cash deposits	14	30	-	-	14	30
Index-linked bonds	190	218	2	2	192	220
Other bonds	928	1,036	10	8	938	1,044
Total	1,132	1,284	12	10	1,144	1,294
Dividends						
Shares, etc.	134	123	1	1	135	124
Unit trust holdings	-	4	-	-	-	4
Total	134	127	1	1	135	128
Securities and foreign exchange income						
Index-linked bonds	154	10	2	-	156	10
Other bonds, etc.	493	-3	5	-	498	-3
Shares, etc.	-2,628	-1,906	-29	-15	-2,657	-1,921
Unit trust holdings	-	-21	-	-	-	-21
Foreign exchange	-923	28	-10	-	-933	28
Total	-2,904	-1,892	-32	-15	-2,936	-1,907
Fees and commissions paid	304	367	3	2	307	369
Profit for the year	-1,942	-848	-22	-6	-1,964	-854
BALANCE SHEET						
Assets						
Cash deposits	1,150	1,326	28	30	1,178	1,356
Index-linked bonds	3,997	4,313	97	98	4,094	4,411
Other bonds	17,128	17,317	415	393	17,543	17,710
Own shares	408	569	10	13	418	582
Other shares, etc.	6,256	8,217	152	187	6,408	8,404
Unit trust holdings	503	457	-	-	503	457
Total	29,442	32,199	702	721	30,144	32,920
Liabilities						
Total deposits	29,441	31,946	702	721	30,143	32,667
Other liabilities	1	253	-	-	1	253
Total	29,442	32,199	702	721	30,144	32,920
Average deposits	31,070	32,177	721	721	31,791	32,898

Highlights in foreign currency

DANSKE BANK GROUP HIGHLIGHTS	USD		EUR	
(millions)	2002	2001	2002	2001
SUMMARY PROFIT AND LOSS ACCOUNT				
Net interest income, excluding earnings from investment portfolios	2,211	2,147	2,109	2,428
Fee and commission income, net	863	745	823	843
Trading income	381	190	363	215
Other core income	180	139	172	157
Core insurance income	186	145	178	164
Total core income	3,821	3,366	3,645	3,807
Operating expenses and depreciation	2,187	1,935	2,086	2,189
Core earnings before provisions	1,634	1,431	1,559	1,618
Provisions for bad and doubtful debts	201	208	191	236
Core earnings	1,433	1,223	1,368	1,382
Profit on sale of subsidiaries	-	29	-	32
Earnings from investment portfolios	143	103	136	117
Profit on ordinary operations before tax	1,576	1,355	1,504	1,531
Tax	412	318	394	360
Net profit for the year	1,164	1,037	1,110	1,171
Attributable to minority interests	-	-	-	-
SUMMARY BALANCE SHEET (billions)				
Assets				
Due from credit institutions, etc.	30.7	17.8	29.3	20.1
Bank loans and advances	67.6	56.6	64.5	64.0
Mortgage loans	66.2	53.3	63.2	60.3
Bonds and shares	61.0	42.2	58.2	47.8
Other assets	21.7	12.8	20.7	14.5
Total assets	247.2	182.7	235.9	206.7
Liabilities				
Due to credit institutions	45.1	28.7	43.0	32.4
Deposits	60.4	47.6	57.6	53.9
Other liabilities	30.0	15.7	28.7	17.8
Issued bonds, etc.	98.8	80.1	94.3	90.6
Subordinated debt	4.4	3.8	4.2	4.3
Shareholders' equity	8.5	6.8	8.1	7.7
Total liabilities	247.2	182.7	235.9	206.7
Off-balance-sheet items				
Guarantees, etc.	12.1	10.9	11.5	12.4
Other commitments	13.5	10.8	12.9	12.2
Total off-balance-sheet items	25.6	21.7	24.4	24.6
The translation is based on the following exchange rates	7.0822	8.4095	7.4243	7.4357

Group holdings and undertakings

		Share capital December 31 (thousands)	Net profit for the year DKr m	Shareholders' equity December 31 DKr m	Share capital held by the Group %
Danske Bank A/S, Copenhagen	DKK	7,320,000	8,242	60,319	
CONSOLIDATED SUBSIDIARIES					
Realkredit Danmark A/S, Copenhagen	DKK	625,000	1,990	25,248	100
home a/s, Copenhagen	DKK	15,000			100
Danske Bank International S.A., Luxembourg	EUR	90,625	96	1,090	100
Firstnordic Fund Management Company S.A., Luxembourg	EUR	125			100
DDB Fokus Invest AS, Trondheim	NOK	1,300,000	492	4,665	100
Fokus Bank ASA, Trondheim	NOK	1,499,467			100
Fokus Kreditt AS, Oslo	NOK	800,000			100
Roby ANS, Stavanger	NOK	23,400			100
Fokus Kredittforsikring AS, Trondheim	NOK	20,900			100
Firstnordic Fondene AS, Trondheim	NOK	6,000			100
Fokus Eiendomsmegling AS, Skien	NOK	1,000			100
Skårersletta Eiendom AS, Trondheim	NOK	50			100
Danske Securities ASA, Oslo	NOK	30,000			100
DDB Invest AB, Linköping	SEK	100,000	11	126	100
Bokredit i Sverige AB, Stockholm	SEK	43,000			100
Östgöta Enskilda Fastigheter AB, Linköping	SEK	10,000			100
Firstnordic Fonder AB, Stockholm	SEK	1,000			100
Byggnads AB Slaget, Stockholm	SEK	100			100
Östgöta Enskilda BFH AB, Linköping	SEK	100			100
BK Fri AB, Stockholm	SEK	100			100
Danske Bank Polska S.A., Warsaw	PLN	42,225	19	369	97
Danske Securities AB, Stockholm	SEK	300,000	-364	441	100
Danske Securities (US) Inc., Delaware	USD	2,000	-	16	100
Nordania Finans A/S, Birkerød	DKK	5,700	49	219	100
HandelsFinans A/S, Copenhagen	DKK	110,000	56	246	100
Kreditsystem Service A/S in the process of being wound up, Copenhagen	DKK	500			100
Danske Corporation, Delaware, U.S.A.	USD	4	-	1	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	13	47	100
Medicon Valley Capital Management ApS, Copenhagen	DKK	125		-	75
Danske Capital Finland Oy, Helsinki	EUR	1,000	-1	17	100
Firstnordic Rahastoyhtiö Oy, Tampere	EUR	350			100
Danske Finance, Asia, Ltd. in the process of being wound up, Hong Kong	HKD	1,000	-	23	100
KHB VI A/S, Copenhagen	DKK	111,700	8	189	100
DDB-Ejendomsselskab af 1. januar 1990 A/S, Copenhagen	DKK	35,700	28	81	100
BG Dublin A/S, Copenhagen	DKK	500	18	47	100
BG Investeringsselskab af 10/10 1991 ApS, Copenhagen	DKK	300	-	14	100
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	22	73	100
Ejendomsaktieselskabet Tårbæk Vang, Copenhagen	DKK	1,000			100
A/S Forma Ejendomsselskab, Copenhagen	DKK	1,000			100
Ejendomsselskabet SJ af 1/7 1990 A/S, Copenhagen	DKK	10,300			100
Bikuben Giro Dublin Limited in the process of being wound up, Dublin	DKK	200,000	2	3	100
Ejendomsselskabet Arcs A/S, Århus	DKK	10,000	2	27	100
DB I A/S, Copenhagen	DKK	500	-	1	100
DB II A/S, Copenhagen	DKK	500	-	1	100
DB III A/S, Copenhagen	DKK	500	-	1	100
DB IV A/S, Copenhagen	DKK	500	-	1	100
DB VI A/S, Copenhagen	DKK	500	-	1	100
			10,683	93,266	
Danske Bank's share of income and equity from subsidiaries included in preceding line			2,441	32,947	
Total Danske Bank Group			8,242	60,319	

Group holdings and undertakings

		Share capital December 31 (thousands)	Net profit for the year DKr m	Shareholders' equity December 31 DKr m	Share capital held by the Group %
NON-CONSOLIDATED SUBSIDIARIES					
Insurance companies					
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	577	11,590	100
Danica Pension, Livsforsikringsaktieselskab, Copenhagen					
The company has 15 subsidiaries					
Other companies					
A/S Conair, Consolidated Aircraft Corporation Ltd. in the process of being wound up, Copenhagen [1]	DKK	20,000			52
Skævinge Boligselskab A/S, Copenhagen [1]	DKK	7,000			100
Omegadane SARL, Paris [1]	EUR	8			100
Medicon Valley Capital Management K/S, Copenhagen	DKK	180,000	-	58	37
Danske Ventures SEED K/S, Copenhagen	DKK	124,031	-33	69	18
Danske Venture Partners Nordic K/S, Copenhagen	DKK	456,588	-180	276	7

Amount owed by the consolidated Group to non-consolidated subsidiaries and other companies: DKr252m. Amount owed to the consolidated Group by non-consolidated subsidiaries and other companies: DKr64m. Obligations carried under off-balance-sheet items: DKr75m.

[1]) Acquired in the process of limiting losses. Total book value DKr9m.

Group holdings and undertakings

ASSOCIATED UNDERTAKINGS		Share capital December 31 (thousands)	Net profit for the year* DKr m	Shareholders' equity December 31* DKr m	Capital held by the consolidated Group %
Ejendomsaktieselskabet af 22. juni 1966, Copenhagen	DKK	500	-	8	50.0
DMdata a/s, Copenhagen	DKK	50,000	60	113	50.0
Investeringsselskabet af 23. marts 2001 A/S	DKK	10,500	61	164	48.7
PBS Holding A/S, Ballerup	DKK	200,915	309	244	43.7
Dankort A/S, Ballerup	DKK	40,183	7	60	43.7
Meglerhuset Nylander AS, Trondheim	NOK	300	4	10	40.0
Nordenfjeldske Livsforsikring AS, Trondheim	NOK	100,000	21	57	39.0
GrønlandsBANKEN, Aktieselskab, Nuuk	DKK	180,000	79	520	36.5
Medicon Valley Capital Management AB, Sweden	DKK	472	-	4	35.7
LRF Kredit A/S, Copenhagen	DKK	150,000	-	-	31.1
Aktieselskabet Reinholdt W. Jorck, Copenhagen	DKK	81,000	12	212	28.0
Realkreditnettet A/S, Copenhagen	DKK	10,000	-15	17	25.0
gatetrade.net A/S, Copenhagen	DKK	20,000	-51	49	25.0
DADES A/S, Lyngby-Taarbæk	DKK	494,622	230	2,292	24.6
Danmarks Transport Center A/S, Vejle	DKK	200,000	7	133	20.0

Amount owed by the consolidated Group to associated undertakings: DKr423m. Amount owed to the consolidated Group by the associated undertakings: DKr2,646m. Obligations carried under off-balance-sheet items: DKr191m.

OTHER SIGNIFICANT HOLDINGS					
Medicon Valley Capital II K/S, Copenhagen	DKK	100,000	-	-	95.8
Horsens Grundfinansiering A/S, Horsens	DKK	8,150	-	12	38.8
MVC Holding Ab, Göteborg	SEK	100	-	-	33.3
Luxembourg International Consulting S.A., Luxembourg	EUR	372			33.3
Bake Invest Ltd. (Hibernia Foods), Belgium	EUR	16,000	-1	7	25.0
Taulov Transit Center A/S, Taulov	DKK	1,000	-	3	25.0
Pan European Food Fund Investment Management S.A., Luxembourg	EUR	75	-	-	25.0
Ejendomsaktieselskabet Rugvangen, Copenhagen	DKK	1,200	-	6	24.6
Humanix Holding AB, Stockholm	SEK	3,000	-	-	20.0
Pan European Food Fund, Luxembourg	EUR	55,000	-2	42	18.2

Amount owed by the consolidated Group to other significant holdings: DKr2m.
Amount owed to the consolidated Group by other significant holdings: DKr11m.

OTHER COMPANIES IN WHICH THE GROUP HOLDS MORE THAN 10% OF THE SHARE CAPITAL					
P-DD 2002 A/S (Dansk Droge), Copenhagen	DKK	86,350	-	-	17.7
Nordic Equity Partners II, Jersey	DKK	17,750	-20	109	16.9
A/S Dansk Erhvervs Investering af 3/9 1983, Copenhagen	DKK	330,000	30	1,083	14.8
Bella Center A/S, Copenhagen	DKK	129,884	13	255	14.0
Copenhagen Stock Exchange A/S, Copenhagen	DKK	40,000	52	199	13.9
VP Securities Services A/S, Taastrup	DKK	40,000	27	203	13.9
P-LP 1999 A/S (Louis Poulsen), Copenhagen	DKK	260,000	-	260	13.5
P-LR 1999 A/S (Løgstør Rør), Copenhagen	DKK	46,800	-15	11	13.5
P-M 2000 A/S (Sound Holding), Copenhagen	DKK	298,363	1	259	13.4
P-N 2001 A/S, (Novasol), Copenhagen	DKK	143,623	-2	102	13.4
Interdan A/S, Kvistgård	DKK	31,669	41	202	13.3
P-N 2000 A/S (Novadan), Copenhagen	DKK	40,622	-2	43	13.3
Nordic Private Equity Partners, Jersey	EUR	135	-	2	13.0
Viking Ship Finance Ltd., Zurich	CHF	30,000	4	73	12.0
Pan European Seafoods Invest SA, Luxembourg	EUR	19,000	-	18	10.5

Amount owed by the consolidated Group to the companies: DKr96m. Amount owed to the consolidated Group by the companies: DKr60m.
Obligations carried under off-balance-sheet items: DKr21m.
*) According to the latest annual accounts of the company.
In addition, the Group holds at least 10% of the share capital of 25 companies, in which its shareholding is valued at less than DKr1m.

Highlights for Danske Bank Group

PROFIT AND LOSS ACCOUNT (DKr m)	2002	2001	2000	1999	1998
Net interest income	19,023	18,606	10,719	9,738	8,512
Net interest and fee income	25,305	25,289	15,748	13,664	11,659
Securities and foreign exchange income	675	1,563	1,785	255	294
Other operating income	1,230	1,260	1,062	1,206	392
Operating expenses and depreciation	15,634	16,416	12,599	9,257	7,704
Provisions for bad and doubtful debts	1,420	1,752	454	489	511
Income from associated and subsidiary undertakings	1,008	1,446	1,114	942	1,112
Profit on ordinary operations before tax	11,164	11,390	6,656	6,321	5,242
Tax	2,922	2,677	1,940	1,293	1,292
Net profit for the year	8,242	8,713	4,716	5,028	3,950

BALANCE SHEET (DKr bn)					
Loans and advances	948	924	864	381	303
Bonds and shares	433	356	259	147	140
Due to credit institutions and central banks	320	241	213	158	140
Deposits	428	400	367	266	214
Issued bonds	700	673	563	150	108
Subordinated debt	31	32	30	21	17
Shareholders' equity	60	57	51	31	30
Total assets	1,752	1,539	1,363	701	593

RATIOS						
1.	Solvency ratio, %	10.5	10.3	9.6	11.0	10.4
2.	Core (tier 1) capital ratio, %	7.6	7.3	6.8	7.4	7.7
3.	Return on equity before tax, %	19.0	21.1	16.4	20.7	18.1
4.	Return on equity after tax, %	14.0	16.1	11.6	16.4	13.7
5.	Income/cost ratio, DKr	1.65	1.63	1.51	1.65	1.64
6.	Interest rate risk, %	1.6	3.3	3.3	3.8	3.1
7.	Foreign exchange position, %	4.5	2.8	2.8	4.9	8.8
8.	Foreign exchange risk, %	0.1	0.1	0.1	0.1	0.1
9.	Excess cover relative to statutory liquidity requirements, %	192.1	159.4	102.9	125.5	103.6
10.	Total amount of large exposures, %	140.9	109.5	70.5	255.0	332.9
11.	Provisioning ratio	1.2	1.3	1.5	2.3	2.4
12.	Write-off and provisioning ratio	0.1	0.2	0.1	0.1	0.1
13.	Annual growth in loans and advances, %	2.6	6.9	126.9	25.7	4.3
14.	Gearing of loans and advances	15.7	16.2	17.0	12.5	10.0

The ratios are defined in the executive order on bank accounts issued by the Danish Financial Supervisory Authority.

Highlights for Danske Bank

PROFIT AND LOSS ACCOUNT (DKr m)	2002	2001	2000	1999	1998
Net interest income	13,500	13,370	8,512	7,927	7,289
Net interest and fee income	18,994	19,305	13,228	11,630	10,210
Securities and foreign exchange income	165	1,188	1,592	122	165
Other operating income	871	891	862	972	302
Operating expenses and depreciation	12,082	12,860	10,990	8,115	7,097
Provisions for bad and doubtful debts	1,312	1,507	379	311	413
Income from associated and subsidiary undertakings	4,528	4,373	2,348	1,980	1,962
Profit on ordinary operations before tax	11,164	11,390	6,661	6,278	5,129
Tax	2,922	2,677	1,940	1,293	1,178
Net profit for the year	8,242	8,713	4,721	4,985	3,951

BALANCE SHEET (DKr bn)					
Loans and advances	404	411	294	238	213
Bonds and shares	298	248	134	135	130
Due to credit institutions and central banks	336	270	177	166	151
Deposits	395	374	258	242	211
Issued bonds	125	128	83	65	43
Subordinated debt	31	31	22	20	17
Shareholders' equity	60	57	51	30	30
Total assets	1,140	974	699	597	534

RATIOS						
1.	Solvency ratio, %	15.0	14.3	14.6	12.1	10.9
2.	Core (tier 1) capital ratio, %	10.9	10.2	11.2	8.2	8.1
3.	Return on equity before tax, %	19.0	21.1	16.4	20.7	17.7
4.	Return on equity after tax, %	14.0	16.1	11.6	16.4	13.7
5.	Income/cost ratio, DKr	1.83	1.79	1.59	1.75	1.68
6.	Interest rate risk, %	1.5	2.9	1.8	3.6	2.8
7.	Foreign exchange position, %	3.7	2.7	4.8	5.0	8.8
8.	Foreign exchange risk, %	0.1	0.1	0.1	0.1	0.1
9.	Loans and advances, plus provisions in relation to deposits, %	104.9	112.8	117.4	101.9	104.9
10.	Excess cover relative to the statutory liquidity requirements, %	182.1	157.6	83.6	122.0	92.1
11.	Total amount of large exposures, %	140.0	107.7	70.5	268.1	332.1
12.	Share of amounts due on which interest rates have been reduced, %	0.5	0.4	0.4	0.4	0.7
13.	Provisioning ratio	1.7	1.8	2.1	2.3	2.6
14.	Write-off and provisioning ratio	0.2	0.2	0.2	0.1	0.0
15.	Annual growth in loans and advances, %	-1.7	39.7	23.6	11.9	5.6
16.	Gearing of loans and advances	6.7	7.2	5.8	7.8	7.0
17.	Earnings per share amount of DKr100	112.6	116.9	73.3	94.2	74.6
18.	Book value per share amount of DKr100	824	780	671	575	573
19.	Dividend per share amount of DKr100	48	48	45	25	18
20.	Share price at December 31/earnings per share	10.4	11.6	19.4	8.6	11.5
21.	Share price at December 31/book value per share	1.43	1.73	2.12	1.41	1.50

The ratios are defined in the executive order on bank accounts issued by the Danish Financial Supervisory Authority.

Group structure

Board of Directors

Board of Directors Secretariat
Steen Rasmussen
Senior Vice President

Audit Department
Jens Peter Thomassen
Group Chief Auditor

Executive Board

Peter Straarup
Chairman of the Executive Board
and the Executive Committee

Jakob Brogaard
Dep. Chairman of the Executive Board
and Member of the Executive Committee

Danske Markets
Henrik Normann
Member of
the Executive Committee

Group Finance
Jesper Ovesen
Chief Financial Officer and
Member of
the Executive Committee

Credit & Market Risk
Jakob Brogaard
Deputy Chairman
of the Executive Board and
Member of
the Executive Committee

Development & Organisation
Jørgen Klejnstrup
Member of
the Executive Committee

Banking Activities, Denmark
Sven Lystbæk
Member of
the Executive Committee

Banking Activities, UK
Angus MacLennan*)
Senior Executive Vice President
& General Manager

Banking Activities, Luxembourg
Mogens Holm
Managing Director

Banking Activities, Norway
Thomas Borgen
Managing Director

*) Associate Member of the Executive Committee

Selected subsidiaries and divisions


Danica Pension
Chairman: Peter Straarup
Henrik Ramlau-Hansen
CEO
Danske Capital
Chairman: Jesper Ovesen
Niels-Ulrik Mousten
Managing Director
Danske Private Equity
Chairman: Jeppe Christiansen*)
Bjørn Haugaard Rubin
Managing Director
HandelsFinans
Chairman: Sven Lystbæk
John Poulsen
Managing Director



Executive Board Secretariat
Erik Sevaldsen
Executive Vice President
Communications
Steen Reeslev
Executive Vice President
Human Resource Development
Lars Stensgaard Mørch
Senior Vice President



Banking Activities, Sweden
Bengt Svelander
Senior Executive Vice President
Banking Activities, USA
Hans Møller-Christensen
Senior Executive Vice President
& General Manager
International Banking
Mogens Søndergaard
Senior Vice President
home
Chairman: Sven Holm
Niels Bjerregaard
Executive Director
Nordania
Chairman: Sven Lystbæk
Henning Hürdum
Managing Director
Realkredit Danmark
Chairman: Jakob Brogaard
Sven Holm
CEO

Directorships held by members of the Board of Directors

At the Bank's annual general meeting on March 19, 2002, Sten Scheibye, Chief Executive of Coloplast A/S, and Birgit Aagaard-Svendsen, Executive Vice President, CFO of J. Lauritzen A/S, were re-elected to the Board of Directors. The Board of Directors elected Poul J. Svanholm, General Manager, as Chairman, and Jørgen Nue Møller, General Manager, as Vice Chairman. The Board also elected Alf Duch-Pedersen, Chief Executive of Danisco A/S, as Vice Chairman.

In March 2002, the employees elected the following as their representatives on the Board of Directors of Danske Bank:

Tove Abildgaard, Personal Customer Adviser (new)
Helle Brøndum, Bank Clerk (new)
Bolette Holmgaard, Bank Clerk (new)
Peter Michaelsen, Assistant Vice President (re-elected)
Pia Bo Pedersen, Processing Officer (new)
Verner Usbeck, Assistant Vice President (re-elected)
Solveig Ørteby, Bank Clerk (re-elected)

Under section 33(3) of the Danish Banking Act, the annual reports of listed financial institutions must contain information about the directorships in Danish companies (with the exception of wholly-owned subsidiaries) held by directors and members of the Executive Board.
The following pages also state other major offices held by the members of the Board of Directors.

Under section 30(2) of the Danish Financial Business Act, annual reports must also contain information about certain of the directorships in Danish companies which members of the Executive Board have held during the accounting year.

At the time of going to press, the following directorships were on record:

Poul J. Svanholm
General Manager

Born on June 7, 1933
Joined the Board on March 12, 1980. Most recently re-elected in 2000

Director of:
Aktieselskabet Dampskibsselskabet Svendborg (Vice Chairman)
Thomas B. Thriges Fond (Chairman)

Jørgen Nue Møller
General Manager

Born on June 30, 1944
Joined the Board on November 30, 2000

Director of:
Carl Bro as (Chairman)
Fonden Realdania (Chairman)

Alf Duch-Pedersen
Chief Executive of Danisco A/S

Born on August 15, 1946
Joined the Board on March 23, 1999

Director of:
Dansk Industri
Group4Falck A/S

Poul Christiansen
Master Carpenter

Born on April 2, 1937
Joined the Board on November 30, 2000

Director of:
A/S Hindsgavl
Kuben A/S
Fonden Realdania
Hindsgavl Fonden (Chairman)

Henning Christophersen
Partner at Kreab Brussels

Born on November 8, 1939
Joined the Board on March 26, 1996. Most recently re-elected in 1999

Director of:
A/S Kreab
Scania Danmark A/S
Rockwoolfonden
Ørestadsselskabet I/S (Chairman)
The Energy Charter Treaty Conference, Brussels (Chairman)
The European Institute for Public Administration, Maastricht (Chairman)

Bent M. Hansen
General Manager

Born on February 21, 1934
Joined the Board on March 24, 1987. Most recently re-elected in 1999

Director of:
Roberto Jeans A/S

Hans Hansen
Farmer
Dan-Corn A/S

Born on May 16, 1953
Joined the Board on November 30, 2000

Director of:
Agriholding A/S
Agri Leasing A/S
Aldumgaard ApS
Dan-Corn A/S
Danish Crown AmbA

Niels Eilschou Holm
Private Secretary to Her Majesty the Queen of Denmark

Born on July 28, 1937
Joined the Board on March 24, 1987. Most recently re-elected in 2000

Director of:
Aktieselskabet Kjøbenhavns Sommer-Tivoli (Chairman)

Peter Højland
Managing Director of Transmedica A/S

Born on July 9, 1950
Joined the Board on November 30, 2000

Director of:
Amrop-Hever A/S (Chairman)
Danisco A/S
Knud Wexøe A/S
Nordicom A/S
PARKEN Sport & Entertainment A/S
Transmedica Holding A/S (Chairman)
Bikuben fondene (Chairman)
Center for Ledelse (Vice Chairman)

Eivind Kolding
Chief Financial Officer of A.P. Møller

Born on November 16, 1959
Joined the Board on March 27, 2001

Director of:
Danmarks Skibskreditfond
The Maersk Company Limited, London

Niels Chr. Nielsen
Professor of Economics, Ph.D.
Copenhagen Business School

Born on January 14, 1942
Joined the Board on April 5, 1990. Most recently re-elected in 2001

Director of:
COWI Rådgivende Ingeniører AS
Grundfos A/S
Grundfos Finance A/S
Grundfos Management A/S
Otto Mønsted Aktieselskab
Poul Due Jensen's Fond
William Demants og Hustru Ida Emilies Fond

Sten Scheibye
Chief Executive of Coloplast A/S

Born on October 3, 1951
Joined the Board on March 31, 1998. Most recently re-elected in 2002

Director of:
Dansk Industri
Plastindustrien i Danmark

Majken Schultz, Professor of Organization
Copenhagen Business School

Born on October 28, 1958
Joined the Board on November 30, 2000

Director of:
Carl Bro as
Fonden Realdania
Reputation Institute, New York

Birgit Aagaard-Svendsen
Executive Vice President, CFO of J. Lauritzen A/S

Born on February 29, 1956
Joined the Board on March 28, 1995. Most recently re-elected in 2002

Director of:
Columbus IT Partner A/S
Danmarks Radio

Tove Abildgaard
Personal Customer Adviser

Born on May 19, 1949
Joined the Board on March 19, 2002

Helle Brøndum
Bank Clerk

Born on September 26, 1952
Joined the Board on March 19, 2002

Director of:
Danske Kreds

Bolette Holmgaard
Bank Clerk

Born on August 12, 1954
Joined the Board on March 19, 2002

Director of:
Danske Kreds (Vice Chairman)

Peter Michaelsen
Assistant Vice President

Born on November 11, 1941
Joined the Board on June 28, 1990. Most recently re-elected in 2002

Director of:
Danske Kreds (Chairman)
Bank//Pension

Pia Bo Pedersen
Processing Officer

Born on July 25, 1967
Joined the Board on March 19, 2002

Verner Usbeck
Assistant Vice President

Born on February 11, 1950
Joined the Board on June 28, 1990. Most recently re-elected in 2002

Director of:
Administrations-gruppen Danmarks Boligselskab
Danske Kreds
Danske Funktionærers Boligselskab S.m.b.A. (Vice Chairman)

Solveig Ørteby
Bank Clerk

Born on March 28, 1965
Joined the Board on November 30, 2000. Most recently re-elected in 2002

Director of:
Danske Kreds

Directorships held by members of the Executive Board

Kjeld Jørgensen, Deputy Chairman of the Executive Board, retired on July 31, 2002. In connection with the new organisational structure approved in November 2001, Sven Lystbæk left the Executive Board on March 19, 2002, after the annual general meeting had adopted an amendment to the articles of association reducing the number of Executive Board members.

Peter Straarup
Chairman of the Executive Board

Born on July 19, 1951
Joined the Executive Board on September 1, 1986

Director of:
Forsikringsselskabet Danica,
Skadeforsikringsaktieselskab af 1999 (Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Chairman)
Danica Pension, Livsforsikringsaktieselskab (Chairman)
(previously Danica Pension II, Livsforsikringsaktieselskab)
Danica Liv & Pension, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danica B II, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danica B III, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danica Liv I, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danica Pension, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danica Pension IV, Livsforsikringsaktieselskab (Chairman)
until dissolved following merger
Danske Securities AB, Sweden (Chairman)
DDB Invest AB, Sweden (Chairman)
Fokus Bank ASA, Norway (Vice Chairman)

Jakob Brogaard
Deputy Chairman of the Executive Board

Born on June 30, 1947
Joined the Executive Board on January 1, 1996

Director of:
DDB Invest AB, Sweden (Vice Chairman)
GrønlandsBANKEN, Aktieselskab (Chairman)
LRF Kredit A/S (Vice Chairman) since June 20, 2002
Realkredit Danmark (Chairman) since August 6, 2002

Advisory Board

Jørgen Nue Møller
Chairman

Poul J. Svanholm
Vice Chairman

Gerhard Albrechtsen

Ib Hahn Andersen

Nina Bitsch

Lars Bruhn

Elsebeth Budolfsen

Paul Bundgaard

Ole A. Busck

Niels Busk

Asbjørn Børsting

Jørgen Mads Clausen

Johannes Due

Henning Dyremose

Jørgen Enggaard

Bent Flyvholm

Peter Alexander Foss

Karin Hammer

Kirsten Harbo

Niels Jacobsen

Arne Villy Jensen

K. Koch Jensen

Bent Nyløkke Jørgensen

Gert Kjeldsen

Tom Knutzen

Lars Kolind

Kjeld Kirk Kristiansen

Tom Kähler

Klaus Bonde Larsen

Henning Lehmann

Flemming Lindeløv

Jens Lorenzen

Palle Marcus

Kristian May

Annemette Møller

Tove Nielsen

Peter Skak Olufsen

Eigil Steen Pedersen

Michael Pram Rasmussen

Birger Riisager

Bent Sloth

Niels Jørgen Soldbro

Axel Stenvang

Jess Søderberg

Iver Tesdorpf

Hans Werdelin

Mads Øvlisen

Danske Bank's locations

Denmark

Danske Bank
Head Office
Holmens Kanal 2-12
DK-1092 København K

Tel.: +45 33 44 00 00
Fax: +45 70 12 10 80
SWIFT: DABADKKK

The Group has 489 branches in Denmark.

Finland

Danske Bank
Helsinki Branch
Aleksanterinkatu 44
P.O. Box 993
FIN-00101 Helsinki

Tel.: +358 201 754 095
Fax: +358 201 754 096
SWIFT: DABAFIHX

Pekka Vataja
General Manager

Germany

Danske Bank
Hamburg Branch
Georgsplatz 1
Postfach 10 15 22
D-20010 Hamburg

Tel.: +49 40 32 81 160
Fax: +49 40 32 81 1638
SWIFT: DABADEHH

Heinrich Zink
Chief General Manager

France

Danske Bank
International S.A.
Cannes Representative Office
Résidence Riviera Palace
Rue d'Antibes 130
F-06400 Cannes

Tel.: +33 (0)4 93994545
Fax: +33 (0)4 93994546

Peter Hansen
Representative

Luxembourg

Danske Bank
International S.A.
2, rue du Fossé
P.O. Box 173
L-2011 Luxembourg

Tel.: +352 4612751
Fax: +352 473078
SWIFT: DABALULL

Mogens Holm
Managing Director

Norway

Fokus Bank
Vestre Rosten 77
N-7466 Trondheim

Tel.: +47 72 90 72 00
Fax: +47 72 90 72 61
SWIFT: DABANO22

Thomas Borgen
Managing Director

Fokus Bank has 64 branches in Norway.

Poland

Danske Bank Polska S.A.
ul. Emilii Plater 28
PL-00-688 Warsaw

Tel.: +48 22 33 77 100
Fax: +48 22 33 77 101
SWIFT: DABAPLPW

Maciej Semeniuk
President

Spain

Danske Bank
International S.A.
Fuengirola
Representative Office
Centro Idea
Ctra. de Mijas km 3.6
E-29650 Mijas (Málaga)

Tel.: +34 952 46 33 36
Fax: +34 952 47 99 83

Henrik Hansen
Representative

Danske Bank
International S.A.
Marbella
Representative Office
Centro Plaza - Office 4.1
E-29660 Nueva Andalucía

Tel.: +34 952 81 17 84
Fax: +34 952 81 03 36

Gustav Garcia
Representative

Sweden

Östgöta Enskilda Bank
Danske Bank in Sweden
Storgatan 23
P.O. Box 328
S-581 03 Linköping

Tel.: +46 13 35 40 00
Fax: +46 13 35 44 10
SWIFT: DABASESX

Bengt Svelander
Senior Executive Vice President

Östgöta Enskilda Bank has 46 branches in Sweden.

UK

Danske Bank
London Branch
75 King William Street
London EC4N 7DT

Tel.: +44 207 410 8000
Fax: +44 207 410 8001
SWIFT: DABAGB2L

Angus MacLennan
Senior Executive Vice President
& General Manager
and Associate Member of the Executive Committee

USA

Danske Bank
New York Branch
299 Park Avenue
14th Floor
New York
NY 10171-1499

Tel.: +1 212 984 8400
Fax: +1 212 370 9564
SWIFT: DABAUS33

Hans Møller-Christensen
Senior Executive Vice President
& General Manager

This Annual Report is available at
www.danskebank.com

Photos: Morten Larsen

Printed by: Fr. G. Knudtzons Bogtrykkeri A/S

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 København K
Tel.: +45 33 44 00 00

CVR-nr. 61 12 62 28 - København

Danske Bank
Holmens Kanal 2-12
DK - 1092 Copenhagen K

Tel: +45 33 44 00 00
www.danskebank.com

